10/4

06017336

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Smartone Telecommunications Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

FILE NO. 82- 05714

FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 10/5/06

SmarTone Telecommunications Holdings Limited

Annual Report 2005/2006

(Stock Code: 315)

6-30-06
AR/S



CONTENTS


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About Us

SmarTone Telecommunications Holdings Limited is a leading provider of mobile services in Hong Kong and Macau. Its goal is to better enrich customers' lives by bringing them closer to what matters to them, through differentiated and superior propositions for targeted customer segments.

The company's main subsidiary in Hong Kong operates as SmarTone-Vodafone, a Partner Network of Vodafone Group Plc, providing both 2G and 3G services.

SmarTone Telecommunications Holdings Limited has been listed in Hong Kong since 1996. It is a subsidiary of Sun Hung Kai Properties Limited.


TOSHIBA



Directors and Corporate Information

Board of Directors

* Mr. Raymond ***Kwok*** Ping-luen
Chairman
Mr. Douglas ***Li***
Chief Executive Officer
Mr. Patrick ***Chan*** Kai-lung
* Mr. Ernest ***Lai*** Ho-kai
* Mr. Michael ***Wong*** Yick-kam
* Mr. Andrew ***So*** Sing-tak
* Mr. ***Cheung*** Wing-yui
* Mr. David Norman ***Prince***
** Mr. Eric ***Li*** Ka-cheung, *JP*
** Mr. ***Ng*** Leung-sing, *JP*
** Mr. ***Yang*** Xiang-dong
** Mr. Eric ***Gan*** Fock-kin

* *Non-Executive Director*
** *Independent Non-Executive Director*

Company Secretary

Miss Maria ***Li*** Sau-ping

Authorised Representatives

Mr. Douglas ***Li***
Miss Maria ***Li*** Sau-ping

Registered Office

Clarendon House, 2 Church Street,
Hamilton HM 11, Bermuda

Head Office and Principal Place of Business

31st Floor, Millennium City 2,
378 Kwun Tong Road, Kwun Tong,
Kowloon, Hong Kong

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building, 10 Chater Road,
Hong Kong

Hong Kong Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

Principal Share Registrar

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke, Bermuda

Principal Bankers

Standard Chartered Bank
The Hongkong and Shanghai Banking Corporation Limited

Legal Advisors to the Company

As to Hong Kong law
Slaughter and May

As to Bermuda law
Conyers, Dill & Pearman

Bermuda Resident Representative

Mr. John Charles Ross ***Collis***
Mr. Anthony Devon ***Whaley*** (Deputy)



Financial Highlights

(Expressed in Hong Kong dollars in million except per share amounts)

	Year ended or as at 30 June	
	2006	2005 (restated)
Consolidated profit and loss account		
Revenues	**3,779**	3,619
Profit attributable to equity holders of the Company	**70**	327
Earnings per share ($)	**0.12**	0.56
Total dividends per share ($)	**0.12**	0.39
Consolidated balance sheet		
Total assets	**5,204**	5,193
Current liabilities	**(1,005)**	(999)
Total assets less current liabilities	**4,199**	4,194
Non-current liabilities	**(750)**	(704)
Minority interests	**(23)**	(23)
Net assets	**3,426**	3,467
Share capital	**58**	58
Reserves	**3,368**	3,409
Total equity attributable to equity holders of the Company	**3,426**	3,467
Consolidated cashflow		
Net cash generated from operating activities	**1,056**	849
Interest received	**67**	67
Purchases of fixed assets	**(471)**	(693)
Additions of handset subsidies	**(284)**	(69)
Dividends paid (including minority interests)	**(125)**	(303)
Net repayment of bank loans	**—**	(150)
Other	**(44)**	(72)
Net increase/(decrease) in net cash* and held-to-maturity debt securities	**199**	(371)

* *Net cash represents cash and bank balances, net of bank loans.*



Chairman's Statement

(Financial figures are expressed in Hong Kong dollars)

I am pleased to announce the financial results of the Group for the year ended 30 June 2006. This year saw a significant growth in service revenue and continued improvements in key operating metrics, a creditable performance in a mature and highly competitive mobile market like Hong Kong. The results, however, are adversely affected by the significant increase in handset subsidy amortisation arising from competition in the market, and 3G costs.

Financial Highlights

Turnover of the Group grew by 4% to $3,779 million, driven by 9% increase in service revenue. Earnings before interest, tax, depreciation and amortisation ("EBITDA") was $816 million, representing 5% decrease from last year. Profit attributable to equity holders and earnings per share for the year amounted to $70 million and $0.12 respectively.

The Group's accounting policies have been amended with the adoption of the new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (collectively referred to hereinafter "new HKFRS") which are effective for accounting periods commencing on or after 1 January 2005. Comparative figures have been restated accordingly.

The adoption of the new HKFRS has a negative impact of $58 million on profit attributable to equity holders for the year under review. The major part of this, amounting to $49 million, is attributable to the adoption of Hong Kong Accounting Standard 38 "Intangible Assets" for 3G licence fee. The negative impact on profit attributable to equity holders for the previous year due to the adoption of the new HKFRS was $12 million.

Dividend

With the modest level of profit for this year, your Board recommends a full distribution of profit attributable to equity holders, representing a final dividend of $0.12 per share. Your Board, however, still considers that the normal dividend policy is to distribute two-thirds of profit.

Business Review

Hong Kong Mobile Business

The Hong Kong market remains very competitive, notwithstanding the recent market consolidation. The persistence of fierce price competition exerts substantial pressure on tariffs and handset prices, as well as industry revenue and profitability. Against this backdrop, SmarTone-Vodafone continued to achieve significant service revenue growth and improvements in key operating metrics during the year. This reflects the company's unique customer franchise, underpinned by its strong brand, targeted and differentiated propositions, focused distribution as well as emphasis on customer relationship management.


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With an improving customer profile, blended ARPU for the year rose by 7% to $213. Postpaid ARPU increased by 6% to $244, driven by the continued growth in data and roaming usage. Data revenue registered 43% increase on last year and represented 13.6% of service revenue. The increase was attributable to the robust growth in adoption of multimedia services, stimulated by 3G, and outweighed the decline in local voice revenue.

Total customer base increased from 1,011,000 as of 30 June 2005 to 1,063,000 as of 30 June 2006. Postpaid churn rate for June 2006 was 2.5%, an improvement on 2.8% for June 2005.



During the year, fierce competition in the market triggered a significant increase in handset subsidies. Coupled with the increase in network expenses and depreciation arising from 3G as well as the full year impact of 3G licence fee, profitability decreased substantially. Nevertheless, SmarTone-Vodafone is on track in pursuing revenue growth via 3G, with the focus on offering compelling services for targeted customer segments. This is evidenced by the growth in 3G customers and their significantly higher ARPU. The 3G customer base now stands at 160,000, representing just over 20% of postpaid customer base.

Chairman's Statement

(Financial figures are expressed in Hong Kong dollars)

To meet the rising expectations and needs of customers, SmarTone-Vodafone launched a range of new service propositions for consumers and businesses, leveraging on the latest technology and its customer focus. These further extend the company's leadership in service excellence and innovation.


SmarTone-Vodafone
TOSHIBA

Toshiba TX62

- Earlier in the year, SmarTone-Vodafone introduced a number of consumer-oriented service propositions in the areas of music, news and betting. All of these are generating significant traction with our customers.
- SmarTone-Vodafone Mobile Broadband, Hong Kong's first commercial service enabled by HSDPA (High-Speed Downlink Packet Access), offers customers broadband Internet access speed of up to 1.8 Mbps. Riding on the company's Hong-Kong-wide HSDPA network, it enables customers to enjoy secured true broadband everywhere. Two service offerings, *Flexi* and *Contract*, were introduced to meet different needs of customers. SmarTone-Vodafone also initiated a new indirect distribution channel for *Flexi* to better address certain customer segments.
- With SmarTone-Vodafone Mobile Email, the company is the only operator in Hong Kong offering customers a choice of mobile email solutions to properly address their needs, based on their email systems, scale, device preferences and total cost of ownership. To complement its proposition, SmarTone-Vodafone also offers the widest range of Handheld Business Devices.
- Traveller is a service proposition targeted at roaming customers. It focuses on providing customers with call screening to prevent nuisance calls and to save on roaming expenses while travelling; and automatic phonebook backup on a centralised database to ensure access to phonebook even when a phone is lost. These service features are combined with a pioneering same-rate tariff for roaming in five key destinations in Asia, providing predictable charging as well as outstanding savings.



Macau Mobile Business

The mobile business in Macau continued to achieve growth in turnover and profits during the year, driven by increase in customer base. The company has recently submitted a bid to the Government of the Macau Special Administrative Region for a 3G licence.

Prospects

The mobile industry is undergoing rapid changes. With intensifying market competition, rapidly evolving technologies and changing customer requirements, there will be both challenges and opportunities ahead. To enhance value for shareholders, your Company will continue to focus on increasing revenue market share with its targeted and differentiated propositions for specific customer segments. It will also explore and develop new revenue streams by introducing new services.

Given the high customer expectations, competitive environment and compact geography of the Hong Kong market, SmarTone-Vodafone has rolled out a high quality HSDPA network with Hong-Kong-wide coverage at commercial launch in June 2006. Besides much higher data speed, the network offers increased capacity and improved network economics which open up opportunities for the company to roll out new services to address wider communications needs of customers.

With fierce price competition, increase in handset subsidy amortisation as well as higher operating expenses arising from the development and marketing of new services, profitability is expected to be under continuing pressure in the year ending 30 June 2007. Initiatives for further improving efficiency and managing costs are being implemented to mitigate the potential impact on profitability.

Appreciation

Dr. Sachio Semmoto retired as independent non-executive director of the Company during the year. I would like to take this opportunity to express my gratitude to Dr. Semmoto for his invaluable contributions and advice. I would also like to extend my appreciation to our customers and shareholders for their continuous support, to our fellow directors for their guidance, as well as to our staff for their dedications and hard work.

Raymond Kwok Ping-luen
Chairman

Hong Kong, 28 August 2006





Management Discussion and Analysis

(Financial figures are expressed in Hong Kong dollars)

New and revised accounting standards

The Group's accounting policies have been changed with the adoption of the new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (collectively referred to hereinafter "new HKFRS") which are effective for accounting periods commencing on or after 1 January 2005. The adoption of the new HKFRS has a negative impact of $58 million on profit attributable to equity holders for the year ended 30 June 2006. The major part of this, amounting to $49 million, is attributable to the adoption of Hong Kong Accounting Standard 38 "Intangible Assets" ("HKAS 38") for 3G licence fee. The negative impact on profit attributable to equity holders for the previous year due to adoption of the new HKFRS was $12 million.

The adoption of HKAS 38 requires all mobile licences to be treated as intangible assets. The net present value of annual licence fee payments is recognised as an intangible asset, together with a corresponding liability ("mobile licence fee liability") on the balance sheet. The intangible asset is amortised over the remaining licence period. The deemed interest on the mobile licence fee liability is charged to the profit and loss account as accretion expenses under finance costs. Actual payments of licence fee are set off against the mobile licence fee liability. At the end of the licence period, the intangible asset and its corresponding liability become zero balances.

Effects of changes in the accounting policies on profit attributable to equity holders of the Company, the various balance sheet items and opening equity attributable to equity holders of the Company are summarised in note 3 to the consolidated financial statements.

Review of financial results

Revenues rose by 4% to $3,779 million (2004/05: $3,619 million), primarily driven by a 9% growth in mobile service revenue due to an improvement in ARPU and a modest growth in the average customer number. Operating profit, however, fell by 69% to $105 million (2004/05: $342 million) as operating expenses, depreciation and amortisation rose significantly as a result of 3G network rollout and intensifying market competition. Finance income rose to $56 million (2004/05: $49 million) largely due to improved returns on debt securities and bank deposits. Despite that the Group had no bank and other borrowings throughout the year, finance costs amounted to $70 million for the year ended 30 June 2006 (2004/05: $40 million), comprising mainly of accretion expenses in respect of mobile licence fee liability for 3G arose from a change in accounting policy upon the adoption of HKAS 38. Taxation charge fell accordingly. Profit attributable to equity holders of the Company for the year ended 30 June 2006 fell by 79% to $70 million (2004/05: $327 million).

Revenues increased by $160 million to $3,779 million (2004/05: $3,619 million) due to higher mobile service revenue, partially offset by lower handset and accessory sales.

- Mobile service revenue grew by 9% to $2,871 million (2004/05: $2,635 million). Data, roaming and prepaid services were the main contributors to revenue growth, more than compensating the reduction in local voice revenue resulted from continued downward pressures on tariffs.

  Hong Kong blended ARPU for the year ended 30 June 2006 rose by 7% to $213 (2004/05: $199) against a backdrop of increasing market competition, reflecting the Group's success in improving its customer profile.

  Driven by the success of new and enhanced service offerings, revenue from data and roaming services grew strongly, offsetting the impact of lower postpaid local voice revenue. As a result, postpaid ARPU increased by 6% to $244 (2004/05: $231).



Multimedia service revenue achieved a strong year-on-year increase of 54% as a result of increasing 3G customer base and the Group's continued success in addressing the needs of different targeted customer segments. Data service revenue grew by 43% and accounted for 13.6% of mobile service revenue for the year ended 30 June 2006 (2004/05: 10.3%).

- Handset and accessory sales fell by 8% to $908 million (2004/05: $985 million) despite higher sales volume, as heavy handset subsidies prevalent in the market resulted in lower average handset selling prices.

Cost of goods sold and services provided rose by $54 million to $1,510 million (2004/05: $1,456 million). Cost of handsets and accessories sold fell by 7% to $886 million (2004/05: $955 million), with the impact of higher sales volume offset by the increase in handset subsidies capitalised. Cost of services provided rose by 25% to $624 million (2004/05: $501 million) as interconnect, prepaid IDD, roaming and data related service costs increased due to higher usage.

Other operating expenses (excluding depreciation, amortisation and loss on disposal of fixed assets) rose by $135 million to $1,467 million (2004/05: $1,332 million). The major areas of increase were network costs, sales and marketing expenses, and an unrealised exchange loss arising from the translation of net monetary assets denominated in United States dollars.

Depreciation and disposal loss rose by $35 million to $486 million (2004/05: $451 million) due to a full year's depreciation of the 3G network charged in 2005/06, as compared to seven months' charges in 2004/05.

Amortisation of intangible assets increased substantially by $161 million to $225 million (2004/05: $64 million).

- During the year ended 30 June 2006, handset subsidy amortisation rose by $135 million to $166 million (2004/05: $31 million) as significant amounts of handset subsidy were offered for customer acquisition and retention. Handset subsidies are deferred and amortised on a straight-line basis over the customer contract periods.



- Mobile licence fee amortisation in respect of 3G and 2G mobile licences, arising upon the adoption of HKAS 38, rose by $25 million to $58 million (2004/05: $33 million) mainly due to the full year impact of mobile licence fee amortisation for 3G for the year ended 30 June 2006, compared to seven months' amortisation in 2004/05. All mobile licence fee is amortised on a straight-line basis over the remaining licence period.


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Finance income rose to $56 million (2004/05: $49 million) mainly due to increased return on debts securities and bank deposits, as bank deposit rates rose significantly during the year ended 30 June 2006.

Finance costs increased by $30 million to $70 million (2004/05: $40 million). This was mainly attributable to higher accretion expenses in respect of mobile licence fee liabilities, arising from the adoption of HKAS 38. Accretion expenses for the 3G licence were accounted for upon the commercial launch of 3G services in December 2004. Accretion expenses for a 2G licence were accounted for upon renewal of the GSM 900 licence in January 2006.

Macau operations continued to grow during the year. Operating revenue rose by 17% to $189 million (2004/05: $162 million). Operating profit rose by 29% to $54 million (2004/05: $42 million) amidst strong revenue growth, partially offset by higher network, sales and marketing expenses.

Capital structure, liquidity and financial resources

There had been no major changes to the Group's capital structure during the year ended 30 June 2006. The Group was financed by share capital, and internally generated funds during the year. The cash resources of the Group remained strong with investments in held-to-maturity debt securities, cash and bank balances of $2,051 million at 30 June 2006.

During the year ended 30 June 2006, the Group's net cash generated from operating activities and interest received amounted to $1,056 million and $67 million respectively. The Group's major outflows of funds during the year were payments for purchase of fixed assets, handset subsidies and 2004/05 final dividend.

The directors are of the opinion that the Group can fund its capital expenditures and working capital requirements for the year ending 30 June 2007 with internal cash resources and banking facilities.

Treasury policy

The Group invests its surplus funds in accordance with a treasury policy approved from time to time by the board of directors. Surplus funds are placed as deposit with banks in Hong Kong or invested in investment grade debt securities. Bank deposits in Hong Kong are maintained in Hong Kong or United States dollars.



The Group's investments in debts securities are denominated in either Hong Kong or United States dollars with a maximum maturity of 3 years. The Group's policy is to hold its investments in debt securities until maturity.

As at 30 June 2006, the Group's total available banking facilities amounted to $100 million. No amount of the facilities was utilised as at 30 June 2006.

The Group is required to arrange for banks to issue performance bonds and letters of credit on its behalf. In certain circumstances, the Group will partially or fully collateralise such instruments by cash deposits to lower the issuance costs. The total amount of pledged deposits at 30 June 2006 was $320 million (30 June 2005: $328 million).

Functional currency and foreign exchange exposure

The functional currency of the Group is the Hong Kong dollar. All material revenues, expenses, assets and liabilities, except its United States dollar debt securities and bank deposits, are denominated in Hong Kong dollars. The Group therefore does not have any significant exposure to foreign currency gains and losses other than those arising due to its United States dollar denominated debt securities and bank deposits. The Group does not currently undertake any foreign exchange hedging.

Contingent liabilities

Performance bonds

Certain banks, on the Group's behalf, have issued performance bonds to the telecommunications authorities of Hong Kong and Macau in respect of obligations under licences issued by those authorities. The total amount outstanding at 30 June 2006 under these performance bonds was $353 million (30 June 2005: $313 million).

Lease out, lease back arrangement

A bank, on the Group's behalf, had issued a letter of credit to guarantee the Group's obligations under a lease out, lease back arrangement entered into during the year ended 30 June 1999. This letter of credit is fully cash collateralised using surplus cash deposits. The directors are of the opinion that the risk of the Group being required to make payment under this guarantee is remote.



Bank facilities guarantees

At 30 June 2006, there were contingent liabilities in respect of guarantees given by the Company on behalf of a wholly owned subsidiary relating to uncommitted banking facilities granted by a bank of up to $100 million (30 June 2005: $300 million).

Employees and share option scheme

The Group had 1,622 full-time employees at 30 June 2006, with majority of which based in Hong Kong. Total staff costs were $368 million for the year ended 30 June 2006 (2004/05: $366 million).

Employees receive a remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and depend, inter-alia, on both the Group's performance and the performance of the individual employee. Benefits include retirement schemes and medical and dental care insurance. Employees are provided with both internal and external training appropriate to each individual's requirements.

The Group has a share option scheme under which the Company may grant options to the participants, including directors and employees, to subscribe for shares of the Company. No share options were granted or exercised, and 1,258,000 share options were cancelled during the year ended 30 June 2006. At 30 June 2006, 11,834,500 share options were outstanding.





Report of the Directors

(Financial figures are expressed in Hong Kong dollars)

The Directors submit their report together with the audited financial statements for the year ended 30 June 2006.

Principal activities

The principal activity of the Company is investment holding. The activities of its principal subsidiaries are shown in note 19 to the financial statements.

Results

The results of the Group for the year ended 30 June 2006 are set out in the consolidated profit and loss account on page 46.

Dividend

The Directors recommended the payment of a final dividend for the year ended 30 June 2006 of $0.12 per share (2004/05: $0.20 per share) to the shareholders registered in the Company's register of members as at the close of business on 2 November 2006. As no interim dividend was paid by the Company during the year (2004/05: $0.19 per share), the proposed final dividend makes a total dividend of $0.12 per share for the financial year ended 30 June 2006 (2004/05: $0.39 per share).

Five year financial summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is shown on page 43.

Reserves

Movements in the reserves of the Group and the Company during the year are set out on pages 51 to 53.

Distributable reserves

The reserves available for distribution to the shareholders of the Company amounted to $3,707,286,000 at 30 June 2006 (30 June 2005: $3,812,020,000).

Donations

During the year, charitable and other donations made by the Group amounted to $2,000 (2004/05: $61,000).

Fixed assets

Details of the movements in fixed assets are shown in note 18 to the financial statements.

Share capital

Details of the movements in share capital of the Company are shown in note 29 to the financial statements.



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Report of the Directors

(Financial figures are expressed in Hong Kong dollars)

Directors

The Directors of the Company during the year and up to the date of this report were:

* Mr. Raymond **Kwok** Ping-luen
Chairman

Mr. Douglas **Li**
Chief Executive Officer

Mr. Patrick **Chan** Kai-lung

* Mr. Ernest **Lai** Ho-kai

* Mr. Michael **Wong** Yick-kam

* Mr. Andrew **So** Sing-tak

* Mr. **Cheung** Wing-yui

* Mr. David Norman **Prince**
(Appointed on 1 July 2005)

** Mr. Eric **Li** Ka-cheung, *JP*

** Mr. **Ng** Leung-sing, *JP*

** Dr. Sachio **Semmoto**
(Retired on 4 November 2005)

** Mr. **Yang** Xiang-dong

** Mr. Eric **Gan** Fock-kin
(Appointed on 1 December 2005)

* *Non-Executive Director*
** *Independent Non-Executive Director*

In accordance with Bye-law No. 110(A) of the Company's Bye-laws, Messrs. Raymond Kwok Ping-luen, Michael Wong Yick-kam, Cheung Wing-yui and Yang Xiang-dong retire by rotation, and Mr. Eric Gan Fock-kin retires in accordance with Bye-law No. 101 at the forthcoming Annual General Meeting. All retiring Directors, being eligible, offer themselves for re-election. All remaining Directors shall continue in office.

The term of office of the Non-Executive Directors shall be governed by the provisions of Bye-laws No. 110 and No. 111 of the Company.

The Board has received from each Independent Non-Executive Director a written annual confirmation of their independence and is satisfied with their independence in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Directors' service contracts

Under an employment contract between the Company and Mr. Douglas Li dated 31 May 2001, Mr. Douglas Li has been appointed to act as Executive Director and Chief Executive Officer of the Group with effect from 17 July 2001. The contract can now be terminated by the Company by not less than 6 calendar months' notice (or payment in lieu of notice).

Under an employment contract between the Company and Mr. Patrick Chan Kai-lung dated 1 May 2002, Mr. Patrick Chan Kai-lung has been appointed to act as Executive Director of the Group with effect from 15 May 2002. The contract can be terminated by the Company by not less than 6 calendar months' notice (or payment in lieu of notice).

Apart from the above, none of the Directors has a service contract with the Company with a term of more than 3 years and which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Directors' emoluments

The emoluments payable to the Directors of the Company are based on terms of the respective service contracts, if any. The director's fee payable is subject to annual assessment, approval and authorisation by shareholders at annual general meetings. Details of the emoluments paid and payable to the Directors of the Company for the financial year ended 30 June 2006 are shown in note 12 to the financial statements.

Directors' interests in contracts of significance

Apart from the connected transactions referred to in this report, no other contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Biographical details of Directors and senior management

Brief biographical details of the Directors and senior management are set out on pages 39 to 42.

(Financial figures are expressed in Hong Kong dollars)

Directors' interests and short positions

At 30 June 2006, the interests of the Directors, chief executive and their respective associates in shares, underlying shares and debentures of the Company and its associated corporations (as defined in the Securities and Futures Ordinance (the "SFO")) as recorded in the register maintained by the Company under section 352 of the SFO were as follows:

Interests in shares and underlying shares of the Company

	Shares				Equity derivatives		
Name of director	**Personal**	**Spouse or child under 18**	**Controlled corporation**	**Others**	**Share options** *(Note)*	**Aggregate interests**	**Percentage of aggregate interests to issued capital**
Raymond Kwok Ping-luen	—	—	—	2,237,767	—	2,237,767	0.38%
Douglas Li	—	—	—	—	3,000,000	3,000,000	0.51%
Patrick Chan Kai-lung	—	—	—	—	1,103,500	1,103,500	0.19%

Note: Information of the share options is listed below:

Name of director	**Date of grant**	**Exercise price** *$*	**Outstanding at 1 July 2005**	**Granted during the year**	**Exercised during the year**	**Cancelled/ Lapsed during the year**	**Outstanding at 30 June 2006**
Douglas Li *(Note 1)*	10 February 2003	9.29	3,000,000	—	—	—	3,000,000
Patrick Chan Kai-lung	10 February 2003	9.20	133,500	—	—	—	133,500
(Notes 2 & 3)	5 February 2004	9.00	970,000	—	—	—	970,000

Notes:

1. The options are exercisable at $9.29 per share during the period from 10 February 2003 to 16 July 2011. The options, in the original number of 5,000,000, can be exercised up to 20% from 10 February 2003, up to 40% from 17 July 2003, up to 60% from 17 July 2004, up to 80% from 17 July 2005 and in whole from 17 July 2006.

2. The options are exercisable at $9.20 per share during the period from 2 May 2003 to 1 May 2012. The options, in the original number of 200,000, can be exercised up to one-third from 2 May 2003, up to two-thirds from 2 May 2004 and in whole from 2 May 2005.

3. The options are exercisable at $9.00 per share during the period from 5 February 2005 to 4 February 2014. The options can be exercised up to one-third from 5 February 2005, up to two-thirds from 5 February 2006 and in whole from 5 February 2007.

Interests in associated corporations

1. Interests in shares and underlying shares of Sun Hung Kai Properties Limited

Name of director	Shares: Personal	Shares: Spouse or child under 18	Shares: Controlled corporation	Shares: Others *(Note 1)*	Equity derivatives: Share options *(Note 2)*	Aggregate interests	Percentage of aggregate interests to issued capital
Raymond Kwok Ping-luen	—	—	—	1,082,165,895	75,000	1,082,240,895	43.44%
Michael Wong Yick-kam	70,904	—	—	—	75,000	145,904	0.006%
Eric Li Ka-cheung	—	—	18,000	—	—	18,000	0.0007%
Ernest Lai Ho-kai	—	—	—	—	—	—	—

Note 1: Of these shares, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,058,988,347 shares, which represented the same interests for the purpose of the SFO.

Note 2: Information of the share options is listed below:

Name of director	Date of grant	Exercise price *$*	Outstanding at 1 July 2005	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	Outstanding at 30 June 2006
Raymond Kwok Ping-luen	16 July 2001	70.00	75,000	—	—	—	75,000
Michael Wong Yick-kam	16 July 2001	70.00	75,000	—	—	—	75,000
Ernest Lai Ho-kai	16 July 2001	70.00	36,000	—	36,000	—	—

All options granted and accepted can be exercised up to one-third during the second year from the date of grant, up to two-thirds during the third year from the date of grant, and in whole or in part during the fourth and fifth years from the date of grant, thereafter, the relevant options will expire.

(Financial figures are expressed in Hong Kong dollars)

2. Interests in shares and underlying shares of SUNeVision Holdings Ltd.

	Shares				Equity derivatives		
Name of director	**Personal**	**Spouse or child under 18**	**Controlled corporation**	**Others** *(Note 1)*	**Share options** *(Note 2)*	**Aggregate interests**	**Percentage of aggregate interests to issued capital**
Raymond Kwok Ping-luen	—	—	—	1,742,500	116,666	1,859,166	0.09%
Michael Wong Yick-kam	100,000	—	—	—	60,000	160,000	0.0079%
Andrew So Sing-tak	—	—	—	—	1,800,000	1,800,000	0.08%

Note 1: Of these shares, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,070,000 shares, which represented the same interests for the purpose of the SFO.

Note 2: Information of the share options is listed below:

Name of director	**Date of grant**	**Exercise price** *$*	**Outstanding at 1 July 2005**	**Granted during the year**	**Exercised during the year**	**Cancelled/ Lapsed during the year**	**Outstanding at 30 June 2006**
Raymond Kwok Ping-luen	28 March 2000	10.38	251,666	—	—	(251,666)	—
	7 April 2001	2.34	233,333	—	—	(116,667)	116,666
Michael Wong Yick-kam	28 March 2000	10.38	120,000	—	—	(120,000)	—
	7 April 2001	2.34	120,000	—	—	(60,000)	60,000
Andrew So Sing-tak	8 July 2002	1.43	400,000	—	—	—	400,000
	29 November 2003	1.59	400,000	—	—	—	400,000
	10 November 2005	1.41	—	1,000,000	—	—	1,000,000

The above share options are exercisable in accordance with the terms of the relevant share option scheme and conditions of grant.

3. Interests in shares of other associated corporations

Mr. Raymond Kwok Ping-luen had the following interests in the shares of the following associated corporations:

Name of associated corporation	Beneficial owner	Attributable holding through corporation (Note)	Attributable percentage of shares in issue through corporation	Actual holding through corporation	Actual percentage interests in issued shares
Splendid Kai Limited	—	2,500	25%	1,500	15%
Hung Carom Company Limited	—	25	25%	15	15%
Tinyau Company Limited	—	1	50%	1	50%
Open Step Limited	—	8	80%	4	40%

Note: Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in these shares, which represented the same interests for the purpose of the SFO. These shares were held by corporations in which they were entitled to control the exercise of one-third or more of the voting rights in the general meetings of those corporations.

The interests of the Directors and chief executive in the share options of the Company and its associated corporations are being regarded for the time being as unlisted physically settled equity derivatives. The details of the share options of the Company are stated under the section headed Share Option Scheme below.

Save as disclosed above, at 30 June 2006, none of the Directors and chief executive (including their spouses and children under 18 years of age) and their respective associates had or deemed to have any interests or short positions in shares, underlying shares or debentures of the Company, its subsidiaries or any of its associated corporations that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Part XV of the SFO or pursuant to the "Model Code for Securities Transactions by Directors of Listed Companies" of the Listing Rules.

Arrangement to purchase shares or debentures

Other than the share options as mentioned above, at no time during the year was the Company or any of its subsidiaries or the Company's holding company or any subsidiaries of the holding company a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or of any other body corporate.

Directors' interests in competing business

None of the Directors of the Company has interest in any business which may compete with the business of the Group.

(Financial figures are expressed in Hong Kong dollars)

Share Option Scheme

Pursuant to the terms of the share option scheme adopted by the Company on 15 November 2002 (the "Share Option Scheme"), the Company may grant options to the participants, including directors and employees of the Group, to subscribe for shares of the Company. A summary of the terms of the Share Option Scheme will be set out below.

Movements of the share options granted to the participants pursuant to the Share Option Scheme during the year ended 30 June 2006 are as follows:

Grantee	Date of grant	Exercise price $	Exercise period	Outstanding at 1 July 2005	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	Outstanding at 30 June 2006
Directors								
Douglas Li	10 February 2003	9.29	10 February 2003 to 16 July 2011	3,000,000	—	—	—	3,000,000
Patrick Chan Kai-lung	10 February 2003	9.20	2 May 2003 to 1 May 2012	133,500	—	—	—	133,500
	5 February 2004	9.00	5 February 2005 to 4 February 2014	970,000	—	—	—	970,000
Employees	5 February 2004	9.00	5 February 2005 to 4 February 2014	8,410,000	—	—	(1,258,000)	7,152,000
	6 December 2004	8.01	6 December 2005 to 5 December 2014	193,000	—	—	—	193,000
	4 January 2005	8.70	4 January 2006 to 3 January 2015	193,000	—	—	—	193,000
	1 March 2005	9.05	1 March 2006 to 28 February 2015	193,000	—	—	—	193,000

Other than the share options stated above, no share options had been granted by the Company to the other participants pursuant to the Share Option Scheme.

Save as disclosed above, no other share options were granted, exercised, cancelled or lapsed during the year.

Valuation of share options

No share options was granted during the year, however, in assessing the value of the share options granted during the year ended 30 June 2005, the Black-Scholes option pricing model adjusted for dividends (the "Black-Scholes Model") was used. The Black-Scholes Model is one of the generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models set out in Chapter 17 of the Listing Rules. The variables and assumptions adopted in assessing the value of the share options granted during the year ended 30 June 2005 under the Black-Scholes Model are as follows:

Grantee	Grant date	Expected life of the options	Risk free rate	Expected volatility	Expected dividend yield
Employees	6 December 2004	5 years	2.73%	22.85%	6.20%
	4 January 2005	5 years	2.66%	22.84%	6.20%
	1 March 2005	5 years	3.37%	20.29%	6.20%

(a) Expected life of the options

The expected life of the options used in the calculation represents the weighted average expected life of the options as measured from the date of grant (the "Measurement Date").

(b) Risk free interest rate

The risk free interest rate used in the calculation represents the weighted average yield of the relevant Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(c) Expected volatility

The expected volatility used in the calculation represents the annualised volatility of the closing price of the Company for the last 12 months from the Measurement Date.

(d) Expected dividend yield

The expected dividend yield used in the calculation represents the average dividend yield for the two financial years ended 30 June 2003 and 2004.

(Financial figures are expressed in Hong Kong dollars)

Using the Black-Scholes Model in assessing the value of the share options granted during the year ended 30 June 2005, the options would have an aggregate value of approximately $483,272 represented as follows:

Number of share options granted during the year ended 30 June 2005	Estimated weighted average value per option $	Estimated value of options granted during the year ended 30 June 2005 $
193,000	0.81	156,137
193,000	0.87	168,682
193,000	0.82	158,453
579,000		483,272

No adjustment has been made for possible future forfeiture of the options. The change in accounting policy following the adoption of the new Hong Kong Financial Reporting Stantard 2 resulted in the recognition of the fair value of options granted as staff cost with a corresponding increase in a capital reserve within equity. The equity amount is recognised in the capital reserve until either the options are exercised (when it is transferred to the share premium account) or the options expire (when it is released directly to retained profits).

It should be noted that the value of options calculated using the Black-Scholes Model is based on various assumptions and is only an estimate of the value of share options granted. It is possible that the financial benefit accruing to the grantee of an option will be considerably different from the value determined under the Black-Scholes Model.

A summary of the principal terms of the Share Option Scheme is set out below pursuant to the requirements as contained in Chapter 17 of the Listing Rules:

(a) Purpose

The purpose of the Share Option Scheme is to reward participants who have made a valuable contribution to the growth of the Group and to enable the Group to recruit and/or to retain employees who are regarded as valuable to the Group or are expected to be able to contribute to the business development of the Group.

(b) Participants

Any employee, agent, consultant or representative of the Company or any of the subsidiaries, including any director of the Company or any of the subsidiaries who has made valuable contribution to the growth of the Group based on his work experience, industry knowledge, performance, business connections or other relevant factors, will be eligible to participate in the Scheme at the invitation of the Directors.

(c) Maximum number of shares available for issue

The Company can issue options so that the total number of shares that may be issued upon exercise of all options to be granted under all the share option schemes does not in aggregate exceed 10% of the shares in issue on the date of adoption of the Share Option Scheme. The Company may renew this limit at any time, subject to shareholders' approval and the issue of a circular and in accordance with the Listing Rules provided that the number of shares to be issued upon exercise of all outstanding options granted and yet to be exercised under all the share option schemes does not exceed 30% of the shares in issue from time to time. At 28 August 2006, the number of shares available for issue in respect thereof is 11,834,500 shares which represents approximately 2.03% of the issued ordinary shares of the Company.

(d) Maximum entitlement of each participant

The maximum entitlement for any participant is that the total number of shares issued and to be issued upon exercise of options granted and to be granted in any 12-month period up to the date of the latest grant does not exceed 1% of the relevant class of shares in issue.

(e) Time of exercise of option

No option may be exercised later than 10 years after it has been granted and no option may be granted more than 10 years after the date on which the Scheme is adopted by the Company in general meeting.

The Scheme does not specify any minimum holding period before the option can be exercised but the Board has the authority to determine the minimum holding period when the options are granted.

(f) Payment on acceptance of option

Acceptance of offer to grant an option shall be sent in writing together with a remittance in favour of the Company of $1.00 by way of consideration for the grant must be received by the Secretary of the Company within 28 days from the date of the making of such offer.

(g) Basis of determining the exercise price

The option price per share payable upon the exercise of any option will be determined by the Directors upon the grant of such option. It will be at least the higher of (i) the average closing price of a share as stated in the daily quotations sheets issued by the Stock Exchange for the 5 business days immediately preceding the day of offer of such option; (ii) the closing price of a share as stated in the Stock Exchange's daily quotations sheet on the day of offer of such option, which must be a business day; and (iii) the nominal value of a share.

(h) Remaining life of the Scheme

The Share Option Scheme shall be valid and effective for a period of 10 years commencing from the adoption of the Scheme on 15 November 2002.

Disclosable interests and short positions of shareholders under the SFO

At 30 June 2006, the following parties (other than the Directors and chief executive of the Company) had interests of 5% or more in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO or as notified to the Company:

Name of shareholder	*Note*	**Number of shares interested**	**Percentage of shares to issued share capital**
Cellular 8 Holdings Limited ("Cellular 8")	1 and 2	306,439,472	52.58%
Sun Hung Kai Properties Limited ("SHKP")	1 and 2	320,607,397	55.01%
HSBC International Trustee Limited ("HSBC")	3	321,599,708	55.18%
Marathon Asset Management Limited		49,328,840	8.46%
Brandes Investment Partners, L.P.		39,621,680	6.80%
Templeton Asset Management Limited		29,214,500	5.01%

(Financial figures are expressed in Hong Kong dollars)

Notes:

1. For the purposes of the SFO, the interest of Cellular 8 in the 306,439,472 shares of the Company noted above against the name of Cellular 8 is also attributed to SHKP on the basis that SHKP controls one-third or more of Cellular 8. The number of shares noted above against the name of SHKP therefore duplicates the interest of Cellular 8.

2. For the purposes of the SFO, the same interest of Cellular 8 is also attributed to those subsidiaries of SHKP through which SHKP holds its interest in Cellular 8. Those subsidiaries are TFS Development Company Limited and Fourseas Investments Limited.

3. For the purposes of the SFO, the interest of SHKP noted above against its name (and the interest of each of its subsidiaries noted above) is also attributed to HSBC by reference to the interests in shares which HSBC holds (or deemed to hold) in SHKP. The number of shares noted above against the name of HSBC therefore duplicates the interest of SHKP.

Save as disclosed above, no other parties had registered as having an interest of 5% or more in the shares or underlying shares of the Company or having short positions as recorded in the register kept under section 336 of the SFO.

Sufficiency of public float

Based on the information that is publicly available to the Company and within the knowledge of its Directors, it is confirmed that there is sufficient public float of the Company's shares in the market at the date of this report.

Purchase, sale or redemption of shares

At no time during the year ended 30 June 2006 was there any purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's shares.

Pre-emptive rights

There is no provision for pre-emptive rights under either the Company's Bye-laws or the laws in Bermuda.

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major customers and suppliers

The percentages of the Group's purchases attributable to major suppliers are as follows:

Percentage of purchases attributable to the Group's largest supplier	9%
Percentage of purchases attributable to the Group's five largest suppliers	31%

None of the Directors and their associates had an interest in the major suppliers noted above.

During the year, the Group sold less than 30% of its total goods and services to its five largest customers.

Connected transactions

1. Certain related party transactions as disclosed in note 32 to the financial statements also constituted connected transactions. The following transactions between certain connected persons (as defined in the Listing Rules) and the Group have been entered into and/or are continuing for which relevant announcements, if necessary, had been made by the Company in accordance with the requirements of the Listing Rules.

   (a) Certain subsidiaries and associates of SHKP, the controlling shareholder of the Company, have leased premises to the Group for use as offices, retail shops and warehouses and have granted licences to the Group for the installation of base stations, antenna and telephone cables on certain premises owned by them. For the year ended 30 June 2006, rental, licence fees and management fees paid and payable totalled $56,276,000.

(b) Certain wholly-owned subsidiaries of SHKP provided general insurance services to the Group. For the year ended 30 June 2006, insurance premiums paid and payable were $5,436,000.

(c) New-Alliance Asset Management (Asia) Limited, an associate of SHKP up to 2 May 2006, has been appointed as the investment manager of the Group's Occupational Retirement Scheme since October 1999. For the year ended 30 June 2006, no fee was paid by the Group as New-Alliance Management (Asia) Limited was remunerated by way of fee levied on mutual funds to which the Group's Occupational Retirement Scheme subscribes.

The above transactions have been reviewed by the Company's Independent Non-Executive Directors. The Independent Non-Executive Directors confirmed that these continuing connected transactions were entered into by the Group in the ordinary and usual course of business and on normal commercial terms or on terms no less favourable than terms available from independent third parties.

The Independent Non-Executive Directors also confirmed that the transactions were entered into in accordance with the agreements governing such transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditors of the Company further confirmed that the continuing connected transactions (i) have received the approval of the Company's Board of Directors; (ii) have been entered into in accordance with the relevant agreements governing the transactions; and (iii) have not exceeded the cap for each category disclosed in previous announcement.

2. At 30 June 2006, the Group had an interest in an associated company, the major shareholder of which is a subsidiary of SHKP. The principal activity of the associated company is to invest in an equity fund which primarily invests in technology related companies in the People's Republic of China.

The above disclosure of the continuing connected transactions of the Group has complied with the disclosure requirements in accordance with the Listing Rules.

Auditors

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment. As recommended by the Audit Committee, a resolution for their re-appointment as auditors of the Company will be proposed at the forthcoming Annual General Meeting.

On behalf of the Board
Raymond Kwok Ping-luen
Chairman

Hong Kong, 28 August 2006

Corporate Governance Report

The Company is committed to building and maintaining high standards of corporate governance. Throughout the financial year ended 30 June 2006, the Company has applied the principles and complied with the requirements set out in the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") with the only deviation from code provision A.4.1 in respect of the service term of non-executive directors. Non-Executive Directors of the Company are not appointed with specific term but they are required to retire from office by rotation and are subject to re-election by shareholders at annual general meeting at least once in every three years.

In order to bring the Bye-laws of the Company in alignment with the provisions of the CG Code, certain amendments to the Bye-laws are proposed by the Directors for approval by shareholders at the forthcoming Annual General Meeting.

The Board will continue to monitor and review the Company's corporate governance practices to ensure compliance with the CG Code.

The Board

Roles of Directors

The Board assumes responsibility for leadership and control of the Company and is collectively responsible for promoting the success of the Company. The principle roles of the Board are:

- to lay down the Group's objectives, strategies and policies;
- to monitor operating and financial performance; and
- to set appropriate policies to manage risks in pursuit of the Group's strategic objectives.

The Board has delegated the day-to-day operation responsibility to the management under the supervision of the Chief Executive Officer and various Board committees.

Composition

The Board of Directors, which currently comprises 12 Directors, is responsible for supervising the management of the Group.

The presence of 10 Non-Executive Directors, of whom 4 are independent, is considered by the Board to be a reasonable balance between Executive and Non-Executive Directors.

The Non-Executive Directors who offer diversified expertise and experience, contribute significantly to the important function of advising management on strategy and policy development. They also serve to ensure that the Board maintains high standards of financial and other mandatory reporting as well as to provide adequate checks and balances for safeguarding the interests of the shareholders and the Company as a whole.

Except for those relationships disclosed in the biographical details of the Directors set out on pages 39 to 42 of this Annual Report, the Directors have no other financial, business, family or other material/relevant relationships with each other.

The Board has received from each Independent Non-Executive Director a written annual confirmation of their independence and is satisfied with their independence in accordance with the Listing Rules.

The Company maintains appropriate liability insurance to indemnify its Directors for their liabilities arising out of corporate activities. The insurance coverage is reviewed on an annual basis.

Appointment and re-election of Directors

All Directors, including the Chairman and the Chief Executive Officer, are required to retire from office by rotation and are subject to re-election by shareholders at annual general meeting once every three years.

Under the Company's Bye-laws, one-third of the Directors, who have served longest on the Board, must retire and be eligible for re-election at each annual general meeting. As such, no director has a term of appointment longer than three years. To further enhance accountability, any further re-appointment of an Independent Non-Executive Director who has served the Company's Board for more than 9 years will be subject to separate resolution to be approved by shareholders.

Directors appointed to fill casual vacancy shall hold office only until the first general meeting after their appointment, and shall be subject to re-election by shareholders.

Directors' duties

All Directors must keep abreast of their collective responsibilities as Directors and of the business and activities of the Group. As such, briefings are provided and organised to ensure that the newly appointed Directors are familiar with the role of the Board, their legal and other duties and responsibilities as Director as well as the business and corporate governance practices of the Group. The Company Secretary will continuously update all Directors on latest developments regarding the Listing Rules and other applicable regulatory requirements to ensure compliance of the same by all Directors.

Chairman and Chief Executive Officer

In order to reinforce their respective independence, accountability and responsibility, and to avoid power being concentrated in any one individual, the role of the Chairman is separate from that of the Chief Executive Officer. The Chairman of the Group is Mr. Raymond Kwok Ping-luen and the Chief Executive Officer of the Group is Mr. Douglas Li. Their respective responsibilities are clearly established and defined by the Board in writing. The Chairman is responsible for ensuring that the Board is functioning properly, with good corporate governance practices and procedures, whilst the Chief Executive Officer, supported by the Executive Director and senior management, is responsible for managing the Group's businesses, including the implementation of major strategies and initiatives adopted by the Board.

Board process

With effect from the financial year commencing 1 July 2005, the Board of Directors meets regularly at least 4 times every year. The Directors participated in person or through electronic means of communication. At least 14 days notice of all board meetings were given to all Directors, who were given an opportunity to include matters in the agenda for discussion. The finalised agenda and accompanying board papers were sent to all Directors at least 3 days prior to the meeting.

During regular meetings of the Board, the Directors discuss the overall strategy as well as the operation and financial performance of the Group. The Board has reserved for its decision or consideration matters covering overall Group strategy, major acquisitions and disposals, annual budgets, annual and interim results, approval of major capital transactions and other significant operational and financial matters. Board meetings are scheduled one year in advance to facilitate maximum attendance of Directors. All Directors are kept informed on a timely basis of major changes that may affect the Group's businesses, including relevant rules and regulations. Directors can also seek independent professional advice in performing their duties at the Company's expense, if necessary.

The Company Secretary records the proceedings of each board meeting in detail by keeping detailed minutes, including all decisions by the Board together with concerns raised and dissenting views expressed (if any). All minutes are open for inspection at any reasonable time on request by any Director.

The Board held 4 regular meetings during the financial year ended 30 June 2006. Attendance of the individual Director at Board meetings held during the year is as follows:

Directors	Number of Board meetings attended
Executive Directors	
Mr. Douglas Li *(Chief Executive Officer)*	4/4
Mr. Patrick Chan Kai-lung	4/4
Non-Executive Directors	
Mr. Raymond Kwok Ping-luen *(Chairman)*	4/4
Mr. Ernest Lai Ho-kai	4/4
Mr. Michael Wong Yick-kam	4/4
Mr. Andrew So Sing-tak	3/4
Mr. Cheung Wing-yui	3/4
Mr. David Norman Prince	4/4
Independent Non-Executive Directors	
Mr. Eric Li Ka-cheung	4/4
Mr. Ng Leung-sing	4/4
Dr. Sachio Semmoto*	1/1
Mr. Yang Xiang-dong	2/4
Mr. Eric Gan Fock-kin**	2/3

* *Retired as Director on 4 November 2005*

** *Appointed as Director on 1 December 2005*

Board Committees

The Board has established the following committees with defined terms of reference, which are of no less exacting terms than those set out in the CG Code.

Board Supervisory Committee (the"BSC")

The Board has delegated the duties of overseeing management performance, monitoring execution of business plans and initiatives, and ensuring adherence to corporate objectives to the BSC. Members of the BSC are made up of the Chairman of the Board, the Chief Executive Officer, the Executive Director and senior executives of the Company. Non-Executive Directors are welcomed to join the BSC at their discretion.

The BSC meets regularly throughout the year on a monthly basis to review and monitor the overall strategy implementation as well as the business operation and financial performance of the Group and to properly inform the Board of the status of such operations and performance. BSC meetings are scheduled in advance to facilitate maximum attendance of Directors/members.

Remuneration Committee

The chairman of the Committee is Mr. Eric Li Ka-cheung, an Independent Non-Executive Director of the Company and other members include Mr. Ng Leung-sing and Mr. Andrew So Sing-tak, the majority being Independent Non-Executive Directors of the Company.

The Remuneration Committee is responsible for formulating and recommending to the Board the remuneration policy, determining the remuneration of executive directors and members of senior management of the Group, as well as reviewing and making recommendations on the Company's share option scheme, bonus structure and other compensation-related issues. The Committee consults with the Chairman and/or the Chief Executive Officer on its proposals and recommendations, and also has access to professional advice if deemed necessary by the Committee. The Committee is also provided with other resources enabling it to discharge its duties. The specific terms of reference of the Remuneration Committee is available on request and also accessible on the Company's website.

Remuneration policy for Directors

The primary goal of the remuneration policy for executive directors and senior management is to enable the Company to retain and motivate executive directors and senior management by linking their compensation with performance as measured against corporate objectives.

The principal elements of the Company's executive remuneration package include basic salary, discretionary bonus and share option. In determining guidelines for each compensation element, the Company will made reference to market remuneration surveys on companies operating in similar businesses.

The remuneration of non-executive directors, mainly comprising directors' fees, is subject to annual assessment with reference to the market standard and recommendation will be made by the Committee for shareholders' approval at annual general meeting. Reimbursement is allowed for out-of-pocket expenses incurred in connection with the performance of their duties including attendance at Company meetings.

Nomination Committee

The chairman of the Committee is Mr. Eric Gan Fock-kin, an Independent Non-Executive Director of the Company and other members include Mr. Ng Leung-sing and Mr. David Norman Prince, the majority being Independent Non-Executive Directors of the Company.

The Nomination Committee is responsible for formulating nomination policy, and making recommendations to the Board on nomination and appointment of directors and board succession. The Committee will also review the size, structure and composition of the Board. The Committee is provided with sufficient resources enabling it to discharge its duties. The specific terms of reference of the Nomination Committee is available on request and also accessible on the Company's website.

The Nomination Committee has reviewed and recommended the re-appointment of the retiring Directors for shareholders' approval at the forthcoming Annual General Meeting.

Audit Committee

The Audit Committee is accountable to the Board and assists the Board in meeting its responsibilities for ensuring compliance with the financial reporting obligations and corporate governance requirements as well as reviewing the effectiveness of the Company's system of internal control.

The Audit Committee, established in 1999, is currently chaired by Mr. Eric Li Ka-cheung, an Independent Non-Executive Director with professional accounting expertise, and the other members are Mr. Ng Leung-sing, Mr. Eric Gan Fock-kin and Mr. Michael Wong Yick-kam, with the majority being Independent Non-Executive Directors of the Company. The Committee members possess appropriate business or financial expertise and experience to provide relevant advice and recommendations to the Company.

The Audit Committee's primary duties include ensuring the Group's financial statements, annual and interim reports, and the auditors' report present a true and balanced assessment of the Group's financial position; reviewing the Group's financial control, internal control and risk management systems; reviewing the Group's financial and accounting policies and practices; and recommending the appointment and remuneration of external auditors. Other duties of the Audit Committee are set out in its specific terms of reference, which is available on request and also accessible on the Company's website. The Audit Committee is provided with sufficient resources enabling it to discharge its duties.

The Audit Committee met 2 times during the financial year ended 30 June 2006 to review with senior management and the Company's internal and external auditors the Group's significant internal controls and financial matters as set out in the Committee's terms of reference. The Committee's review covered the audit plans and findings of internal and external auditors, external auditor's independence, the Group's accounting principles and practices, listing rules and statutory compliance, internal controls, risk management and financial reporting matters (including the interim and annual accounts for the Board's approval).

Attendance of the individual Director at Audit Committee meetings held during the year is as follows:

Directors	Number of meetings attended
Mr. Eric Li Ka-cheung *(Chairman)*	2/2
Mr. Ng Leung-sing	2/2
Mr. Michael Wong Yick-kam	2/2
Dr. Sachio Semmoto*	0/1
Mr. Eric Gan Fock-kin**	0/1

* *Retired as Director on 4 November 2005*

** *Appointed as Director on 1 December 2005*

The Audit Committee also held meetings on 8 and 17 August 2006 and reviewed the relevant financial statements as well as the internal audit reports of the Group for the year ended 30 June 2006. The Committee is content that the accounting policies and methods of computation adopted by the Group are in accordance with the current best practice in Hong Kong. The Committee found no unusual items that were omitted from the financial statements and was satisfied with the disclosures of data and explanations shown in the financial statements.

External auditors' independence

In order to further enhance independent reporting by external auditors, part of the aforementioned meetings was attended only by the Committee members and external auditors in the absence of the management.

The nature and ratio of annual fees to external auditors for non-audit services and for audit services are subject to scrutiny by the Audit Committee. The provision of non-audit services by the external auditors requires prior approval of Audit Committee so as to ensure that the independence and objectivity of the external auditors will not be impaired. Details of the fees paid or payable to the auditors for the financial year ended 30 June 2006 are as follows:

	HK$
Total audit fee	
- interim review and final audit	1,632,000
Other services	831,000
Total fees	2,463,000

The Committee received written confirmation from PricewaterhouseCoopers on their independence and objectivity as required under the Professional Ethics Statement 1.203A "Independence for Assurance Engagements" issued by the Hong Kong Institute of Certified Public Accountants before commencement of the annual audit of the Group's financial statements for the year ended 30 June 2006.

The Committee is satisfied with the findings of their review of the audit fees, process and effectiveness, independence and objectivity of PricewaterhouseCoopers and has recommended the Board to propose a resolution of their re-appointment as the Company's external auditors at the forthcoming Annual General Meeting.

Directors' and auditors' responsibilities for the accounts

The Board is responsible for presenting a balanced, clear and comprehensible assessment of the Group's performance and prospects. The Directors are responsible for the preparation of accounts which give a true and fair view of the state of affairs and of the results and cash flows of the Group on a going concern basis. The Company's accounts are prepared in accordance with all relevant statutory requirements and applicable accounting standards. The Directors are responsible for ensuring that appropriate accounting policies are selected and applied consistently and that judgments and estimates made are prudent and reasonable. The Directors are also responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

The responsibilities of the auditors for the accounts are set out in the Auditors' Report on page 45 of this Annual Report.

Internal control

The Directors are responsible for the internal control of the Group and for reviewing its effectiveness.

The internal control system of the Group comprises a comprehensive organisational structure and delegation of authorities, with responsibilities of each business and operational units clearly defined and authorities assigned to individuals based on experience and business need.

Control procedures have been designed to safeguard assets against unauthorised use and disposition; ensure compliance with relevant laws, rules and regulations; ensure proper maintenance of accounting records for provision of reliable financial information used within the business or for publication; and to provide reasonable assurance against material misstatement, loss or fraud.

The overall risk management functions of the Group are under the responsibility of the Operations Committee, comprising the Chief Executive Officer, Executive Director, Chief Technology Officer and heads of key business and operational units. There are established control procedures to identify, assess, control and report on each of the 4 major types of risks consisting of business and market risk, compliance risk, financial and treasury risk, and operational risk.

Internal audit plays an important role in the internal control framework. The Group has an internal audit team, staffed with 7 qualified professionals, which is an independent function reports directly to the Audit Committee and the Chief Executive Officer. The work of internal audit includes financial and operations reviews, recurring and surprise audits, fraud investigations and productivity efficiency and effectiveness reviews. Internal audit derives its annual audit plan using a risk assessment methodology and taking into account the business nature of the Group. The plan is reviewed and approved by the Audit Committee, who ensures that adequate resources are deployed and the plan objectives are adequate to cover major risks affecting the Group. In addition, there is regular dialogue with the Group's external auditors so that both are aware of the significant factors which may affect their respective scope of work.

A review of the effectiveness of the Group's system of internal control covering all key controls, including financial, operational and compliance and risk management controls, is conducted annually. For the year ended 30 June 2006, internal audit conducted the review based on a framework which assesses the Group's internal control system against control environment, risk management and control and monitoring activities on all major business and operational processes. The examination consisted of enquiry, discussion and validation through observation and inspection. The result of the review has been reported to the Audit Committee and the Board, and areas of improvement have been identified and appropriate measures have been put in place to manage the risks.

With respect to procedures and internal controls for handling and dissemination of price-sensitive information, a strict prohibition on unauthorised use of confidential or insider information is included in the code of conduct of the Group. Employees who are privy or have access to unpublished price-sensitive information of the Group has also been notified on the adoption of the "Model Code for Securities Transactions by Senior Management and relevant Employees" by the Company in 2006 and on observing the restrictions pursuant to the Securities (Insider Dealing) Ordinance.

Compliance with Model Code for Securities Transactions

The Group adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in Appendix 10 of the Listing Rules as the code of conduct regarding directors' transactions in the securities of the Company. Similar code has also been adopted for relevant employees, who may be in possession of unpublished price-sensitive information, in dealing with the Company's securities. Upon specific enquiry, each Director had confirmed that during the year ended 30 June 2006, they had fully complied with the required standard set out in the Model Code regarding securities transactions and there was no event of non-compliance.

Investor relations

To manage its relationship with investment community, the Group meets regularly with the press and financial analysts and participates frequently in other conferences and presentations. The Company also communicates to its shareholders through announcements and annual and interim reports. All such reports and announcements can also be accessed via the Company's website. The Directors, Company Secretary or other appropriate members of senior management also respond to inquiries from shareholders and investment community promptly.



Directors and Management Executives Profile

Directors

Raymond KWOK Ping-luen, *Chairman & Non-Executive Director*

Mr. Raymond Kwok (aged 53), was appointed as Director of the Group in April 1992. He holds a Master of Arts degree in Law from Cambridge University, a Master degree in Business Administration from Harvard University, an Honorary Doctorate degree in Business Administration from The Open University of Hong Kong and an Honorary Doctorate degree in Laws from The Chinese University of Hong Kong. He is Vice Chairman and Managing Director of Sun Hung Kai Properties Limited ("SHKP"), the controlling shareholder of the Company, Chairman of SUNeVision Holdings Ltd. (a subsidiary of SHKP), a director of Transport International Holdings Limited (an associate of SHKP) and an independent non-executive director of Standard Chartered Bank (Hong Kong) Limited.

In civic activities, Mr. Kwok is a director of The Real Estate Developers Association of Hong Kong, a member of the General Committee of The Hong Kong General Chamber of Commerce, a member of the Hong Kong Port Development Council, Vice Chairman of the Council of The Chinese University of Hong Kong.

Douglas LI, *Executive Director & Chief Executive Officer*

Mr. Douglas Li (aged 52), was appointed Director and Chief Executive Officer of the Group in July 2001. Mr. Li had served as the Group's founding CEO from its inception in 1992 until 1996. During that time with the Group, Mr. Li oversaw the rapid expansion and service innovations that laid the foundation for what the Company is today. In addition to his experience in mobile communications, Mr. Li has considerable experience in corporate finance and direct investment. Mr. Li graduated in Pharmacology from the University of London and is a Chartered Accountant. He worked for KPMG Peat Marwick in both London and Hong Kong, and joined Morgan Grenfell in Hong Kong in 1986. In 1989 Mr. Li joined SHKP and was responsible for corporate finance, direct investment and new business development. Mr. Li was Managing Director of Suez Asia Holdings in Hong Kong until he re-joined the Company in July 2001.

Patrick CHAN Kai-lung, *Executive Director*

Mr. Patrick Chan (aged 46), was appointed Director of the Group in October 1996. Mr. Chan was the manager of the Strategic Development Department of SHKP before his appointment as Executive Director of the Company in March 2002. Prior to joining SHKP in 1990, he held various positions in the areas of research and investment at leading international banking groups. From December 1994 to May 1996, he was seconded as a full-time member to the Central Policy Unit of the Hong Kong Government. Mr. Chan has over 20 years' experience in finance, investment, planning and investor relations. Mr. Chan holds a Bachelor of Economics (Hon.) degree from the University of Sydney, Australia and a Master of Economics degree from the Australian National University.

Ernest LAI Ho-kai, *Non-Executive Director*

Mr. Ernest Lai (aged 53), was appointed Director of the Company in November 1998. Mr. Lai is the Company Secretary of SHKP.

Michael WONG Yick-kam, *Non-Executive Director*

Mr. Michael Wong (aged 54), was appointed Director of the Company in October 2001. He obtained his Bachelor's and Master's degrees in Business Administration from The Chinese University of Hong Kong.

Mr. Wong is an executive director of SHKP and is currently responsible for SHKP's strategic planning, corporate development, infrastructure projects, financial investments and relations with the investment community. Mr. Wong is Deputy Chairman of RoadShow Holdings Limited, an executive director of SUNeVision Holdings Ltd. and a non-executive director of USI Holdings Limited.

In community service, Mr. Wong is Chairman of the Hong Kong Youth Hostels Association.

Andrew SO Sing-tak, *Non-Executive Director*

Mr. Andrew So (aged 41), was appointed Director of the Company in April 2002. Mr. So is the Chief Executive Officer of SUNeVision Holdings Ltd. and also the Special Assistant to Mr. Raymond Kwok, Vice Chairman and Managing Director of SHKP.

Mr. So holds both a BA from Harvard University and a MBA from Harvard Business School and he has over 15 years' experience in management and technology consulting, having worked extensively in the USA, UK, Hong Kong and elsewhere in Asia, formulating and executing strategies for companies in diverse industries.

Prior to joining SHKP Group, Mr. So was Senior Vice President and Managing Director — Greater China, with Digitas Asia Limited, subsidiary of a Nasdaq-listed systems integrator and web solutions provider headquartered in Boston, Massachusetts. He set up Digitas' first office in Asia to serve global and local clients. Before that, Mr. So held the position of Managing Director — Telecommunications, with Scient, a technology solutions provider based in San Francisco, where he led business development and solution delivery for Asian Telecom and Internet clients. He has also worked for the international consulting and systems integration firms Accenture and Cap Gemini, in the USA and Europe.

CHEUNG Wing-yui, *Non-Executive Director*

Mr. Cheung Wing-yui (aged 56), was appointed Director of the Company in March 2003. Mr. Cheung is a director of a number of other publicly listed companies in Hong Kong, namely being non-executive director of Tai Sang Land Development Limited, Taifook Securities Group Limited, Tianjin Development Holdings Limited and Shanghai Real Estate Limited, and being independent non-executive director of Hop Hing Holdings Limited, Ching Hing (Holdings) Limited, Agile Property Holding Limited, Ping An Insurance (Group) Company of China, Limited. He is also a non-executive director of SUNeVision Holdings Ltd.

Mr. Cheung was the vice-chairman of the Mainland Legal Affairs Committee of the Law Society of Hong Kong until January 2006 and was a director of Po Leung Kuk. He is currently a member of the Board of Review (Inland Revenue), co-chairman of The Community Chest Corporate Challenge Organising Committee, a member of Campaign Committee of the Community Chest, a council member of The Open University of Hong Kong and a fellow member of the Institute of Directors. Mr. Cheung received a Bachelor of Commerce degree in accountancy from the University of New South Wales, Australia and is a member of the Australian Society of CPAs. Mr. Cheung has been a practising solicitor in Hong Kong since 1979 and is a consultant of the law firm Woo, Kwan, Lee & Lo. He was admitted as a solicitor in the United Kingdom and as an advocate and solicitor in Singapore.

David Norman PRINCE, *Non-Executive Director*

Mr. David Prince (aged 55), was appointed Director of the Company in July 2005. Mr. Prince has over 10 years' experience of operating at board level in an international environment, was until recently Group Finance Director of Cable and Wireless plc.

Prior to his appointment as Group Finance Director of Cable and Wireless plc. in July 2002, Mr. Prince spent some 12 years working in the Hong Kong telecommunications market. From 1994 to 2000 he was Finance Director and latterly Deputy Chief Executive Officer of Hong Kong Telecommunications Limited and played a key role in developing this business leading to the sale of the company to PCCW Limited in 2000. He went on to join PCCW Limited as Group Chief Financial Officer primarily focused on the integration of the companies following the acquisition, and arranging for refinancing of the group.

Mr. Prince is currently a non-executive director and chairman of the audit committee for Ark Therapeutics plc. – a UK based specialist healthcare group and a non-executive director of Adecco SA which is the global leader in human resources services. He is also a visiting research fellow with the University of Bath's School of Management in the UK.

Eric LI Ka-cheung, *JP, Independent Non-Executive Director*

Mr. Eric Li (aged 53), GBS, OBE, J.P., LLD, DSocSc., B.A., FCPA (Practising), FCA, FCPA (Aust.), FCIS, was appointed Director of the Company in October 1996. Mr. Li is the senior partner of Li, Tang, Chen & Co., Certified Public Accountants, an independent non-executive director of Transport International Holdings Limited, Wong's International (Holdings) Limited, CATIC International Holdings Limited, Hang Seng Bank Limited, China Resources Enterprise Limited, Roadshow Holdings Limited, Sinochem Hong Kong Holdings Limited and Strategic Global Investments plc., and a non-executive director of SHKP. Mr. Li is a member of The 10th National Committee of Chinese People's Political Consultative Conference, a former member of the Legislative Council of Hong Kong and Chairman of its Public Accounts Committee. He was also a past president of the Hong Kong Institute of Certified Public Accountants (formerly Hong Kong Society of Accountants).

NG Leung-sing, *JP, Independent Non-Executive Director*

Mr. Ng Leung-sing (aged 57), was appointed Director of the Company in June 1997. Mr. Ng is a member of the managing board of The Kowloon-Canton Railway Corporation, Hong Kong and the Vice Chairman of The Chiyu Banking Corporation Limited.

Mr. Ng had been appointed as the Chinese Representative of the Sino-British Land Commission and the trustee of Hong Kong Government Land Fund from 1988 to 1997. He was the executive director and general manager of The China and South Sea Bank Limited, Hong Kong from 1990 to 1998. Mr. Ng is a member of the Corporate Contribution Programme Organisation Committee of the Hong Kong Community Chest since 1992. Moreover, Mr. Ng has been appointed as a member of the Hong Kong Housing Authority since 1996. Mr. Ng was a member of the Legislative Council of Hong Kong from 1996 to 2004.

Mr. Ng has been a director of Bank of China Group Charitable Foundation Limited since 1996, a member of Mandatory Provident Fund Schemes Advisory Committee since 1998, and a member of Admission of Talents Scheme Selection Committee since 1999. In the same year, Mr. Ng was a committee member of Hong Kong Council of Social Services, and a member of The Council & The Court of The Lingnan University. Mr. Ng is also a member of Fisheries Development Loan Fund Advisory Committee since 2001. He was also appointed as the Justice of the Peace in 2001. In 2004, Mr. Ng was awarded the Silver Bauhinia Star by the HKSAR government.

YANG Xiang-dong, *Independent Non-Executive Director*

Mr. Yang Xiang-dong (aged 41), was appointed Director of the Company in December 2003. He is the Managing Director and Co-head of Asia of The Carlyle Group, focusing on Asian buyout opportunities.

Prior to joining The Carlyle Group, Mr. Yang spent nearly 10 years at Goldman Sachs, and was Managing Director, co-head of private equity investments for Asia ex-Japan and a member of Goldman's Asia Operating Committee. Mr. Yang has led a number of prominent private equity deals in Asia including Goldman's investments in Kookmin Bank of Korea and China Netcom Corporation.

Mr. Yang received his M.B.A. from Harvard Business School and his B.A. degree in Economics from Harvard College.

Mr. Yang is also on the boards of non-listed companies, namely Boto International Holdings Limited and Pacific China Holdings Limited.

Eric GAN Fock-kin, *Independent Non-Executive Director*

Mr. Eric Gan (aged 43), was appointed Director of the Company in December 2005. Mr. Gan is a co-founder of eAccess Ltd. in Japan and now the Chief Financial Officer of the company. He graduated from Imperial College, University of London and has over 16 years' experience in the financial industry specialising in the telecommunication sector. Mr. Gan joined Goldman Sachs (Japan) in 1993 and was made managing director in 1999.

Over the past years in eAccess Ltd., Mr. Gan was responsible for various private equity financings and merger and acquisition transactions for the company. He has recently taken up the CFO position of eAccess Ltd.'s new mobile telecom subsidiary – eMobile Limited.

Prior to joining eAccess Ltd., Mr. Gan participated in many telecommunication IPOs and fund raising exercises in Japan and Asia. He has also been involving in many major telecom advisory projects in Japan and Asia over the last 10 years.

Directors and Management Executives Profile

Members of Operations Committee

Stephen Chau, *Chief Technology Officer*

Mr. Stephen Chau is a technology veteran in telecommunications with over 20 years' experience. Prior to joining the Group, he was with HK Telecom CSL for more than 6 years, responsible for radio network planning and development. From 1995 to 1996, Mr. Chau was a member of the Radio Spectrum Advisory Committee under the Office of the Telecommunications Authority. He was also a member of the Advisory Committee of the Information Engineering Department of The Chinese University of Hong Kong. He is a member of the Institute of Electrical Engineers, UK and the Institute of Engineers, Australia, as well as a Chartered Engineer of Institute of Electrical Engineers, UK. Mr. Chau holds a Bachelor degree in Electronic Engineering from The Chinese University of Hong Kong.

Rita Hui, *General Manager, Human Resources*

Ms. Rita Hui has more than 20 years' experience in human resources, administration and sales operations, as well as logistics gained from local and multi-national corporations. Before joining the Group in 1995, Ms. Hui was the Regional Personnel Manager for the Asia Pacific zone of an international manufacturing company where she had served for more than 10 years. She is a member of Education Working Party of the Hong Kong Retail Management Association. Ms. Hui has been supporting the Hong Kong Baptist University for their Human Resources Management Mentoring Programme and she is also a member of the Electronics and Telecommunications Training Board of Vacational Training Council. She received her Joint Diploma in Personnel Management from the Hong Kong Polytechnic and the Hong Kong Management Association.

Alex Ip, *Chief Executive Officer of SmarTone (Macau)*

Dr. Alex Ip has over 18 years' experience in international telecommunications. Prior to joining the Group, Dr. Ip was in charge of the Internet and multimedia strategic relations in Asia Pacific for British Telecom ("BT"), with responsibility for developing BT's investment strategy and business in the region. Dr. Ip holds a Ph.D. in Data Communications from Loughborough University in the UK and is a Chartered Engineer. He is also a member of the Institution of Electrical Engineers and the Institute of Electrical and Electronic Engineers.

Chris Lau, *Director of Future Services*

Mr. Chris Lau has over 20 years' experience in telecommunications products and services development. Before joining the Group in 1992, he had held various product development positions in both mobile and fixed network operators in North America and Hong Kong. Mr. Lau is a Chartered Engineer and member of the Institute of Electrical Engineers, UK and Association of Professional Engineers of Ontario, Canada. Mr. Lau holds a Bachelor degree in Electrical and Electronics Engineering from the Institute of Science & Technology, University of Manchester, UK and High Diploma of Management Studies from City Polytechnic of Hong Kong.

Francis Tsui, *Head of Business Markets, Business Markets*

Mr. Francis Tsui has extensive experience in sales and marketing in North America, Hong Kong and China. Prior to joining the company, Mr. Tsui was the Vice President of Business Operations in Fuji Xerox China Limited where he worked for 20 years. Mr. Tsui holds a Bachelor of Economics (Hon.) degree from McMaster University, Canada and a Master of Business Administration degree from York University, Canada.

Christine Wai, *General Manager, Consumer Market, Marketing Division*

Ms. Christine Wai has 16 years' experience in sales and marketing. Prior to joining the Group, Ms. Wai was in charge of interactive development and marketing for American Express International Asia Pacific Australia region where she was responsible for developing the interactive strategy and business for 10 countries in the region. She also managed the credit card portfolio for the Hong Kong market. Ms. Wai holds a Bachelor of Arts degree in Chemistry and Economics from the University of California Berkeley, California, USA and Master of Business Administration degree from Columbia University Graduate School of Business, New York, USA.

Group Financial Summary

(Expressed in Hong Kong dollars in millions except per share amounts)

	2006	2005 (restated)	2004 (restated)	2003 (restated)	2002 (restated)
Consolidated profit and loss account					
Revenues	**3,779**	3,619	3,367	2,832	2,401
Profit attributable to equity holders of the Company	**70**	327	452	366	59
Earnings per share ($)	**0.12**	0.56	0.77	0.63	0.10
Dividends					
Total dividend	**70**	227	309	2,315	41
Total per share for the year ($)	**0.12**	0.39	0.53	0.47	0.07
Special cash dividend per share ($)	**Nil**	Nil	Nil	3.50	Nil
Consolidated balance sheet					
Non-current assets	**2,848**	3,529	3,650	2,945	2,968
Net current assets	**1,351**	665	484	2,961	2,676
Total assets less current liabilities	**4,199**	4,194	4,134	5,906	5,644
Non-current liabilities	**(750)**	(704)	(676)	(582)	(521)
Minority interests	**(23)**	(23)	(21)	(20)	(17)
Net assets	**3,426**	3,467	3,437	5,304	5,106
Share capital	**58**	58	58	58	58
Reserves	**3,368**	3,409	3,379	5,246	5,048
Total equity attibutable to equity holders of the Company	**3,426**	3,467	3,437	5,304	5,106

Note: The results for each of the four years ended 30 June 2002, 2003, 2004 and 2005 and the assets and liabilities as at 30 June 2002, 2003, 2004 and 2005 have been restated to reflect the effect of the adoption of HKAS 16, HKAS 38 and HKFRS 2 issued by HKICPA as explained in note 3 to the consolidated financial statements.


And
So It
is.

Report of the Auditors

To the shareholders of
SmarTone Telecommunications Holdings Limited
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 46 to 98 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The directors of the Company are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2006 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 28 August 2006

Consolidated Profit and Loss Account

For the year ended 30 June 2006
(Expressed in Hong Kong dollars)

	Note	2006 $000	2005 $000 (restated)
Mobile services		**2,871,065**	2,634,787
Mobile telephone and accessory sales		**908,150**	984,705
Revenues	6	**3,779,215**	3,619,492
Cost of goods sold and services provided	8	**(1,510,161)**	(1,456,340)
Gross profit		**2,269,054**	2,163,152
Other gains	7	**14,045**	26,419
Network costs	8	**(575,249)**	(503,300)
Staff costs	8	**(367,633)**	(365,588)
Sales and marketing expenses		**(252,186)**	(227,986)
Rental and utilities	8	**(128,410)**	(109,507)
Other operating expenses	8	**(143,598)**	(125,931)
Depreciation, amortisation and loss on disposal	8	**(710,998)**	(515,255)
Operating profit		**105,025**	342,004
Finance income	9	**56,287**	48,722
Finance costs	10	**(69,659)**	(39,806)
Profit before income tax		**91,653**	350,920
Income tax expense	11 (a)	**(7,768)**	(13,705)
Profit after income tax		**83,885**	337,215
Attributable to:			
Equity holders of the Company		**70,020**	326,944
Minority interests		**13,865**	10,271
	15	**83,885**	337,215
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in $ per share)	17		
Basic		**$0.12**	$0.56
Diluted		**$0.12**	$0.56
Dividends	16		
In respect of the year		**69,935**	227,288

Consolidated Balance Sheet

At 30 June 2006
(Expressed in Hong Kong dollars)

	Note	**2006** **$000**	2005 $000 (restated)
Non-current assets			
Fixed assets	18	**1,924,064**	2,053,039
Interest in an associate	20	**1,812**	29,469
Financial investments	21	**72,224**	744,898
Intangible assets	22	**799,959**	693,710
Deposits and prepayments – non-current portion	24	**44,296**	—
Deferred income tax assets	27	**5,450**	8,311
		2,847,805	3,529,427
Current assets			
Inventories	23	**79,572**	189,100
Financial investments	21	**660,237**	390,895
Trade receivables	24	**151,895**	168,116
Deposits and prepayments – current portion	24	**75,291**	117,158
Other receivables	24	**30,435**	33,528
Cash and bank balances	25	**1,358,660**	765,212
		2,356,090	1,664,009
Current liabilities			
Trade payables	26	**158,225**	137,317
Other payables and accruals	26	**663,530**	708,518
Current income tax liabilities	11 (c)	**28,032**	6,956
Customers' deposits		**26,342**	23,085
Deferred income		**76,434**	72,915
Mobile licence fee liabilities – current portion	3 (a), 28	**52,407**	50,000
		1,004,970	998,791
Net current assets		**1,351,120**	665,218
Total assets less current liabilities		**4,198,925**	4,194,645
Non-current liabilities			
Asset retirement obligations	3 (a)	**38,328**	33,264
Mobile licence fee liabilities – non-current portion	3 (a), 28	**572,817**	511,940
Deferred income tax liabilities	27	**138,443**	158,393
NET ASSETS		**3,449,337**	3,491,048
CAPITAL AND RESERVES			
Share capital	29	**58,279**	58,279
Reserves		**3,367,263**	3,409,247
Total equity attributable to equity holders of the Company		**3,425,542**	3,467,526
Minority interests		**23,795**	23,522
Total equity		**3,449,337**	3,491,048

Raymond Kwok Ping-luen
Director
28 August 2006

Douglas Li
Director
28 August 2006

Balance Sheet

At 30 June 2006
(Expressed in Hong Kong dollars)

	Note	**2006** **$000**	2005 $000
Non-current assets			
Investments in subsidiaries	19 (a)	**939,189**	939,189
Current assets			
Amount due from a subsidiary	19 (b)	**2,906,707**	2,906,707
Prepayments	24	**173**	87
Other receivables	24	**1,690**	3,493
Cash and bank balances	25	**319,957**	325,333
		3,228,527	3,235,620
Current liabilities			
Amount due to a subsidiary	19 (c)	**397,921**	300,204
Other payables and accruals	26	**1,540**	1,616
		399,461	301,820
Net current assets		**2,829,066**	2,933,800
NET ASSETS		**3,768,255**	3,872,989
CAPITAL AND RESERVES			
Share capital	29	**58,279**	58,279
Reserves		**3,709,976**	3,814,710
Total equity attributable to equity holders of the Company		**3,768,255**	3,872,989

Raymond Kwok Ping-luen
Director
28 August 2006

Douglas Li
Director
28 August 2006

Consolidated Cash Flow Statement

For the year ended 30 June 2006
(Expressed in Hong Kong dollars)

	Note	2006 $000	2005 $000 (restated)
Cash flows from operating activities			
Profit before income tax		**91,653**	350,920
Adjustments for:			
Depreciation	18	**483,260**	450,712
Amortisation of intangible assets	22	**224,611**	64,092
Loss on disposal of fixed assets (note below)		**3,127**	451
Write back of provision for amount due from an associate		**—**	(26,419)
Impairment loss on available-for-sale financial assets		**12,632**	6,531
Finance income		**(56,287)**	(48,722)
Finance costs		**69,659**	39,806
Recognition of share-based payments		**4,281**	6,423
Exchange loss		**5,735**	5
		838,671	843,799
Changes in working capital			
Decrease/(increase) in inventories		**109,528**	(64,870)
Decrease in trade receivables, deposits, prepayments and other receivables		**15,482**	12,357
Increase in payables, accruals, customers' deposits and deferred income		**95,744**	58,665
Cash generated from operations		**1,059,425**	849,951
Interest paid		**(78)**	(522)
Income tax paid		**(3,780)**	—
Net cash generated from operating activities		**1,055,567**	849,429
Cash flows from investing activities			
Payment for purchase of fixed assets		**(470,546)**	(692,749)
Proceeds from disposal of fixed assets (note below)		**2,120**	8,199
Payment for available-for-sale financial assets		**(3,900)**	(7,800)
Payment of mobile licence fees		**(50,000)**	(50,000)
Proceeds from disposal of held-to-maturity debt securities	21 (c)	**379,922**	467,800
Additions of handset subsidies		**(283,598)**	(69,024)
Interest received		**66,997**	66,756
Net cash used in investing activities		**(359,005)**	(276,818)

Consolidated Cash Flow Statement

For the year ended 30 June 2006
(Expressed in Hong Kong dollars)

	Note	2006 $000	2005 $000 (restated)
Cash flows from financing activities			
Repayment of loan from an associate		**27,657**	—
Repayment of loan to a minority interest		**(5,437)**	(8,156)
Decrease/(increase) in pledged bank deposits		**6,622**	(1,919)
Proceeds from new bank loans		**—**	170,000
Repayment of bank loans		**—**	(320,000)
Dividends paid to Company's equity holders		**(116,558)**	(303,051)
Dividends paid to a minority interest		**(8,155)**	—
Net cash used in financing activities		**(95,871)**	(463,126)
Net increase in cash and cash equivalents		**600,691**	109,485
Cash and cash equivalents at 1 July		**437,673**	328,188
Effect of foreign exchange rates changes		**166**	—
Cash and cash equivalents at 30 June	25	**1,038,530**	437,673

In the consolidated cash flow statement, proceeds from disposal of fixed assets comprise:

	2006 $000	2005 $000
Net book amount of disposed fixed assets (note 18)	**5,247**	8,650
Loss on disposal of fixed assets	**(3,127)**	(451)
Proceeds from disposal of fixed assets	**2,120**	8,199

Statement of Changes in Equity

For the year ended 30 June 2006
(Expressed in Hong Kong dollars)

	Attributable to equity holders of the Company						Minority interests	Total
	Share capital $000	Capital redemption reserve $000	Contributed surplus $000	Employee share-based compensation reserve $000	Exchange reserve $000	Retained profits $000	$000	$000
Group								
At 1 July 2004, as previously reported as equity	58,331	2,638	2,371,112	—	26	1,033,843	—	3,465,950
At 1 July 2004, as previously separately reported as minority interest	—	—	—	—	—	—	21,407	21,407
Prior year adjustment in respect of adoption of HKAS 16	—	—	—	—	—	(11,211)	—	(11,211)
Prior year adjustment in respect of adoption of HKAS 38	—	—	—	—	—	(17,500)	—	(17,500)
Prior year adjustment in respect of adoption of HKFRS 2	—	—	—	4,160	—	(4,160)	—	—
At 1 July 2004, as restated	58,331	2,638	2,371,112	4,160	26	1,000,972	21,407	3,458,646
Cancellation of shares repurchased	(52)	52	—	—	—	—	—	—
Payment of 2004 final dividend	—	—	—	—	—	(192,321)	—	(192,321)
Payment of 2005 interim dividend	—	—	—	—	—	(110,730)	—	(110,730)
Currency translation differences	—	—	—	—	(29)	—	—	(29)
Employee share-based compensation	—	—	—	6,423	—	—	—	6,423
Repayment of loan	—	—	—	—	—	—	(8,156)	(8,156)
Profit for the year	—	—	—	—	—	326,944	10,271	337,215
At 30 June 2005	58,279	2,690	2,371,112	10,583	(3)	1,024,865	23,522	3,491,048

Statement of Changes in Equity

For the year ended 30 June 2006
(Expressed in Hong Kong dollars)

	Attributable to equity holders of the Company						Minority interests	Total
	Share capital $000	Capital redemption reserve $000	Contributed surplus $000	Employee share-based compensation reserve $000	Exchange reserve $000	Retained profits $000	$000	$000
Group								
At 1 July 2005, as previously reported as equity	58,279	2,690	2,371,112	—	(3)	1,069,601	—	3,501,679
At 1 July 2005, as previously separately reported as minority interest	—	—	—	—	—	—	23,522	23,522
Prior year adjustment in respect of adoption of HKAS 16	—	—	—	—	—	(14,387)	—	(14,387)
Prior year adjustment in respect of adoption of HKAS 38	—	—	—	—	—	(19,766)	—	(19,766)
Prior year adjustment in respect of adoption of HKFRS 2	—	—	—	10,583	—	(10,583)	—	—
At 1 July 2005, as restated	58,279	2,690	2,371,112	10,583	(3)	1,024,865	23,522	3,491,048
Payment of 2005 final dividend	—	—	—	—	—	(116,558)	—	(116,558)
Currency translation differences	—	—	—	—	273	—	—	273
Employee share-based compensation	—	—	—	4,281	—	—	—	4,281
Payment of 2006 interim dividend to a minority interest	—	—	—	—	—	—	(8,155)	(8,155)
Repayment of loan	—	—	—	—	—	—	(5,437)	(5,437)
Profit for the year	—	—	—	—	—	70,020	13,865	83,885
At 30 June 2006	**58,279**	**2,690**	**2,371,112**	**14,864**	**270**	**978,327**	**23,795**	**3,449,337**

Company	Share capital $000	Capital redemption reserve $000	Contributed surplus $000	Retained profits $000	Total $000
At 1 July 2004	58,331	2,638	3,110,301	997,377	4,168,647
Cancellation of shares repurchased	(52)	52	—	—	—
Payment of 2004 final dividend	—	—	—	(192,321)	(192,321)
Payment of 2005 interim dividend	—	—	—	(110,730)	(110,730)
Profit for the year	—	—	—	7,393	7,393
At 30 June 2005	58,279	2,690	3,110,301	701,719	3,872,989
At 1 July 2005	58,279	2,690	3,110,301	701,719	3,872,989
Payment of 2005 final dividend	—	—	—	(116,558)	(116,558)
Profit for the year	—	—	—	11,824	11,824
At 30 June 2006	**58,279**	**2,690**	**3,110,301**	**596,985**	**3,768,255**

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus account is distributable to equity holders.

1. General information

SmarTone Telecommunications Holdings Limited ("the Company") and its subsidiaries (together the "Group") is principally engaged in the provision of mobile services and the sale of mobile telephones and accessories in Hong Kong and Macau.

The Company is a limited liability company incorporated in Bermuda. The address of its head office and principal place of business is 31/F, Millennium City 2, 378 Kwun Tong Road, Kwun Tong, Hong Kong.

The Company has its primary listing on The Stock Exchange of Hong Kong Limited.

These consolidated financial statements are presented in thousands of units of HK dollars (HK$000), unless otherwise stated. These consolidated financial statements have been approved for issue by the board of directors on 28 August 2006.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3 Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities which are carried at fair values.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 4.

a The adoption of new/revised HKFRS

For the year ended 30 June 2006, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The comparative figures for the year ended 30 June 2005 have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employees Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs

3 Basis of preparation *(continued)*

a The adoption of new/revised HKFRS *(continued)*

HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provision, Contingent liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKFRS 2	Share-based Payments

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 12, 14, 17, 18, 19, 21, 23, 24, 27, 28, 33, 36 and 37 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.
- HKASs 2, 7, 8, 10, 12, 14, 17, 18, 19, 23, 27, 28, 33, 36 and 37 had no material effect on the Group's policies.
- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity financial statements. The entity of which the functional currency differs from the presentation currency is translated based on the guidance of the revised standard.
- HKAS 24 has affected the identification of related parties and some other related party disclosures.

The adoption of HKAS 16 has resulted in a change in accounting policy relating to the recognition of fixed assets and liabilities subject to retirement obligations at fair value.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy for recognition, measurement, derecognition and disclosure of the consolidated financial instruments. Following the adoption of HKASs 32 and 39, the financial assets have been classified into loans and receivables, held-to-maturity debt securities and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Held-to-maturity debt securities are stated in the consolidated balance sheet at amortised cost. Interest income from held-to-maturity debt securities is calculated using the effective interest method. Available-for-sale financial assets that are quoted in an active market are measured at fair value and changes in fair value are recognised in the investment revaluation reserve. Available-for-sale financial assets that are not quoted in an active market are measured at cost less impairment. Loans and receivables are stated in the consolidated balance sheet at amortised cost.

The adoption of HKAS 39 has also resulted in recognising rental deposits relating to cell sites, switch centres, stores and offices as financial assets at fair values. As a result, the difference between nominal and fair values of the deposits is treated as prepaid operating rental expenses. The prepayments are then amortised over the remaining lease terms of the respective cell sites, switch centres, stores and offices, while the rental deposits generate deemed interest income over the remaining lease terms.

(Expressed in Hong Kong dollars)

3 Basis of preparation *(continued)*

a The adoption of new/revised HKFRS *(continued)*

The adoption of HKAS 38 has resulted in a change in accounting policy relating to the recognition of the fees and royalties payable for the right to use telecommunication spectrum. This right represents a right to provide a service rather than a right to use an identifiable asset, and is therefore accounted as an intangible asset. In order to measure the intangible asset, HKAS 39 "Financial Instruments: Recognition and Measurement" is applied for recognition of the minimum annual fee and royalty payments as they constitute a contractual obligation to deliver cash and hence should be considered a financial liability and be initially measured at its fair value. As a result, capitalised minimum annual payments together with the interest accrued prior to commercial launch, are classified as an intangible asset and amortised on a straight-line basis over the remaining licence period from the date the asset is ready for its intended use. Interest is accrued on the outstanding minimum annual fees and charged to finance costs in the consolidated profit and loss account after the commercial launch. Variable annual payments on top of the annual minimum payments, if any, are recognised in the consolidated profit and loss account as incurred. The change in accounting policy is applied retrospectively.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 30 June 2005, the provision of share options to employees did not result in an expense in the consolidated profit and loss account. Effective on 1 July 2005, the Group expenses the cost of share options in the consolidated profit and loss account. As a transitional provision, the cost of share options granted after 7 November 2002 and had not yet vested on 1 July 2005 was expensed retrospectively in the consolidated profit and loss account of the respective periods.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous Statement of Standard Accounting Practice ("SSAP") 24 "Accounting for investments in securities" for the comparative information of the year ended 30 June 2005. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1 July 2005;

- HKFRS 2 – only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 July 2005.

3 Basis of preparation *(continued)*

a The adoption of new/revised HKFRS *(continued)*

(i) The adoption of HKAS 16 resulted in:

	As at 30 June	
	2006	2005
	$000	$000
Increase in fixed assets	**15,574**	15,823
Increase in other assets	**3,982**	3,054
Increase in liabilities	**38,328**	33,264
Decrease in retained profits	**18,772**	14,387

	For the year ended 30 June	
	2006	2005
	$000	$000
Decrease in profit attributable to equity holders	**4,385**	3,177
Decrease in basic earnings per share ($)	**0.01**	0.01
Decrease in diluted earnings per share ($)	**0.01**	0.01

(ii) The adoption of HKASs 32 and 39 resulted in:

- redesignate all "non-trading securities" as "available-for-sale financial assets" or "loans and receivables" at 1 July 2005; and
- restate the held-to-maturity debt securities at amortised cost using effective interest method instead of straight-line method from 1 July 2005.

	As at 30 June	
	2006	2005
	$000	$000
Increase in available-for-sale financial assets	**40,281**	—
Increase in held-to-maturity debt securities	**692,180**	—
Decrease in non-trading securities	**732,461**	—

3 Basis of preparation *(continued)*

a The adoption of new/revised HKFRS *(continued)*

(iii) The adoption of HKAS 39 resulted in:

	As at 30 June	
	2006	2005
	$000	$000
Increase in prepaid operating rental expenses – non-current assets (a)	**7,199**	—
Increase in rental deposits – non-current assets (a)	**37,097**	—
Increase in prepaid operating rental expenses – current assets (b)	**1,058**	—
Decrease in rental deposits – current assets (b)	**45,354**	—

a Classified under "Deposits and prepayments – non-current portion" in the consolidated balance sheet.

b Classified under "Deposits and prepayments – current portion" in the consolidated balance sheet.

(iv) The adoption of HKAS 38 resulted in:

	As at 30 June	
	2006	2005
	$000	$000
Increase in intangible assets	**585,808**	642,637
Decrease in fixed assets	**130,900**	146,462
Increase in liabilities	**523,591**	515,941
Decrease in retained profits	**68,683**	19,766

	For the year ended 30 June	
	2006	2005
	$000	$000
Decrease in profit attributable to equity holders	**48,917**	2,266
Decrease in basic earnings per share ($)	**0.08**	—
Decrease in diluted earnings per share ($)	**0.08**	—

3 Basis of preparation *(continued)*

a The adoption of new/revised HKFRS *(continued)*

(v) The adoption of HKFRS 2 resulted in:

	As at 30 June	
	2006	2005
	$000	$000
Increase in employee share-based compensation reserve	**14,864**	10,583
Decrease in retained profits	**14,864**	10,583

	For the year ended 30 June	
	2006	2005
	$000	$000
Decrease in profit attributable to equity holders	**4,281**	6,423
Decrease in basic earnings per share ($)	**0.01**	0.01
Decrease in diluted earnings per share ($)	**0.01**	0.01

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting policies beginning on or after 1 July 2006 or later periods but which the Group has not early adopted, as follows:

HKAS 1 (Amendment)	Presentation of Financial Statements – Capital Disclosures
HKAS 19 (Amendment)	Employees benefits – Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21 (Amendment)	Net Investment in a Foreign Operation
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 and HKFRS 4 (Amendment)	Financial Guarantee Contracts
HKFRS 1 (Amendment)	First-time Adoption of Hong Kong Financial Reporting Standards
HKFRS 7	Financial Instruments: Disclosures
HKFRS-Int 4	Determining whether an Arrangement contains a Lease

3 Basis of preparation *(continued)*

b Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 30 June.

Subsidiaries are entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of an impairment of the assets transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account and any related accumulated foreign currency translation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's consolidated balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

c An associate

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost.

The Group's share of its associates' post-acquisition profits or losses is recognised in the consolidated profit and loss account, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associate are eliminated to the extent of the Group's interest in the associate. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's consolidated balance sheet the investment in an associate is stated at cost less provision for impairment losses. The results of the associate are accounted for by the Company on the basis of dividend received and receivable.

3 Basis of preparation *(continued)*

d Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

e Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "Functional Currency"). The consolidated financial statements are presented in HK dollars, which is the Company's Functional Currency and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the Functional Currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated profit and loss account.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in the amortised cost of the security, and other changes in the carrying amount of the security. Translation differences are recognised in profit or loss, and other changes in carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the fair value reserve in equity.

(iii) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a Functional Currency different from the presentation currency are translated into the presentation currency as follows:

a. assets and liabilities for each consolidated balance sheet presented are translated at the closing rate at the date of that balance sheet;

b. income and expenses for each consolidated profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

c. all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity attributable to equity holders of the Company. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the consolidated profit and loss account as part of the gain or loss on sale.

3 Basis of preparation *(continued)*

f Intangible assets

Intangible assets are stated in the consolidated balance sheet at cost less accumulated amortisation (where the estimated useful life is other than indefinite) and impairment losses as described in note 3 (i).

(i) Mobile licence fees

A mobile carrier licence, which is a right to establish and maintain a telecommunication network and to provide mobile services in Hong Kong, is recorded as an intangible asset. Upon the issue of the third generation licence ("3G Licence") and renewal of the Global System for Mobile communications licence ("GSM Licence"), the cost thereof, which is the discounted value of the minimum annual fees payable over the licence period of 15 years and directly attributable costs of preparing the asset for its intended use, is recorded together with the related obligations. Amortisation is provided on the straight-line basis over the remaining licence period from the date when the asset is ready for its intended use.

The difference between the discounted value and the total of the minimum annual fee payments represents the effective cost of financing and, accordingly, for the period prior to the asset being ready for its intended use, is capitalised as part of the intangible asset consistent with the policy for borrowing costs as set out in note 3 (o). Subsequent to the date when the asset is ready for its intended use, such finance costs will be charged to the consolidated profit and loss account in the year in which they are incurred.

Variable annual payments on top of the minimum annual payments, if any, are recognised in the consolidated profit and loss account as incurred.

(ii) Handset subsidies

Handset subsidies provided to customers are deferred and amortised on a straight-line basis over the minimum enforceable contractual periods. In the event that a customer terminates the contract prior to the end of the minimum enforceable contractual period, the unamortised handset subsidies will be written off.

g Fixed assets

Fixed assets are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the consolidated profit and loss account during the financial period in which they are incurred.

Depreciation of fixed assets is calculated using the straight-line method to allocate cost to their residual values over their estimated useful lives. The principal annual rates are as follows:

Leasehold land and buildings	Over the lease term
Leasehold improvements	Over the lease term
Network and testing equipment	10% – 50%
Computer, billing and office telephone equipment	20% – 33⅓%
Other fixed assets	20% – 33⅓%

The cost of the network comprises assets and equipment of the digital mobile radio telephone network purchased at cost. Depreciation of each part of the network commences from the date of launch of the relevant services.

3 Basis of preparation *(continued)*

g Fixed assets *(continued)*

No depreciation is provided for any part of the network under construction, including the equipment therein.

Other fixed assets comprise motor vehicles, equipment, furniture and fixtures.

The assets' carrying values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 3 (i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the consolidated profit and loss account.

h Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Finance charges implicit in the lease payments are charged to the consolidated profit and loss account over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Assets acquired under finance leases are depreciated over the shorter of their estimated useful lives and the lease periods. Impairment losses are accounted for in accordance with the accounting policy as set out in note 3 (i).

(ii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the consolidated profit and loss account on a straight-line basis over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the consolidated profit and loss account as an integral part of the aggregate net lease payments made.

i Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

3 Basis of preparation *(continued)*

j Financial assets

From 1 July 2004 to 30 June 2005:

The Group classified its investments in securities, other than subsidiaries, and an associate, as non-trading securities and held-to-maturity debt securities.

(i) Non-trading securities

Investments that were held for non-trading purpose were stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the consolidated profit and loss account. This impairment loss is written back to consolidated profit and loss account when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Held-to-maturity debt securities

Debt securities which are intended to be held until maturity are stated in the consolidated balance sheet at cost plus or minus any discount or premium amortised to date. The discount or premium on acquisition is amortised over the period to maturity and included as interest income in the consolidated profit and loss account. Provision is made when there is a diminution in value other than temporary.

From 1 July 2005 onwards:

The Group classifies its financial assets in the following categories: loans and receivables, held-to-maturity debt securities, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as "trade and other receivables" in the consolidated balance sheet (note 3 (l)).

(ii) Held-to-maturity debt securities

Held-to-maturity debt securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale financial assets. Held to maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets.

3 Basis of preparation *(continued)*

j Financial assets *(continued)*

(iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables and held-to-maturity debt securities are carried at amortised cost using the effective interest method.

Changes in the fair value of monetary securities denominated in a foreign currency and classifies as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences are recognised in consolidated profit or loss, and other changes in carrying amount are recognised in equity. Changes in the fair value of monetary securities classified as available-for-sale and non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the consolidated profit and loss account as "gains and losses from investment securities". Interest on available-for-sale securities calculated using the effective interest method is recognised in the consolidated profit and loss account. Dividends on available-for-sale equity instruments are recognised in the consolidated profit and loss account when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the consolidated profit and loss account – is removed from equity and recognised in the consolidated profit and loss account. Impairment losses recognised in the consolidated profit and loss account on equity instruments are not reversed through the consolidated profit and loss account. Impairment testing of trade receivables is described in note 3 (l).

3 Basis of preparation *(continued)*

k Inventories

Inventories, comprising handsets and accessories, are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is the estimated selling price in the ordinary cause of business, less applicable variable selling expense.

l Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the consolidated profit and loss account within "other operating expenses".

m Cash and cash equivalents

In the cash flow statement, cash and cash equivalents comprise cash at bank and on hand, deposits held at call with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the group's cash management are also included. Bank overdrafts are shown within borrowings in current liabilities in the consolidated balance sheet.

n Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

o Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit and loss account over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

3 Basis of preparation *(continued)*

p Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and an associate, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

q Provisions

Provisions are recognised when: the Group has a present legal or constructive obligation as a result of a past events, it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliable estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

3 Basis of preparation *(continued)*

r Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability of annual leave arising from services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave, maternity or paternity leave and marriage leave are not recognised until the time of leave.

(ii) Bonus plans

The Group recognises a liability and an expense for bonuses, based on a formula that takes into consideration the profit attributable to the equity holders of the Company after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(iii) Retirement benefits

The Group operates defined contribution retirement schemes (including the Mandatory Provident Funds) for its employees, the assets of which are generally held in separate trustee-administered funds. The Schemes are generally funded by payments from the relevant Group companies.

Contributions to defined contribution plans, including contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the consolidated profit and loss account as incurred.

(iv) Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the consolidated profit and loss account with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and the share premium when the options are exercised.

3 Basis of preparation *(continued)*

s Contingent assets and liabilities

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

t Revenue recognition

Revenue comprises the fair value of the considerations received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown net of return, rebates and discounts and after eliminating sales within the Group.

Revenue is recognised in the consolidated profit and loss account as follows:

(i) Sale of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed and collectibility of the related receivables is reasonably assured.

(ii) Mobile services

Revenue from mobile services is measured based on the usage of the Group's telecommunications network and facilities and is recognised when the services are rendered. Mobile service revenue in respect of standard service plans billed in advance is deferred and included under deferred income.

(iii) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continuous unwinding the discount as interest income.

(iv) Dividend income

Dividend income is recognised when the right to receive payment is established.

u Dividend distribution

Dividend distribution to the equity holders of the Company is recognised as a liability in the financial statements of the Group in the period in which the dividends are approved by the equity holders of the Company.

3 Basis of preparation *(continued)*

v Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

w Comparative figures

The comparative figures presented in these financial statements have been adjusted for the impact of the adoption of the relevant new HKFRSs as set out in note 3 (a).

4 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a Useful lives of fixed assets

The fixed assets used in the network are long-lived but may be subject to technical obsolescence. The annual depreciation charges are sensitive to the estimated economic useful lives the Group allocates to each type of fixed assets. Management performs annual reviews to assess the appropriateness of their estimated economic useful lives. Such reviews take into account the technological changes, prospective economic utilisation and physical condition of the assets concerned. The useful lives are estimated at the time the purchases are made after considering the future technology changes, business developments and the Group's strategies. Should there be unexpected adverse changes in the circumstances or events, the Group assesses the need to shorten the useful lives and/or make impairment provisions. Indications of these unexpected adverse changes include declines in projected operating results, negative industry or economic trends and rapid advancement in technology.

b Asset retirement obligations

The Group evaluates and recognises, on a regular basis, the fair value of fixed assets and obligations which arise from future reinstatement of leased properties upon end of lease terms. To establish the fair values of the asset retirement obligations, estimates and judgement are applied in determining these future cash flows and the discount rate. Management estimates the future cash flows based on certain assumptions, such as the types of leased properties, probability of renewal of lease terms and restoration costs. The discount rate used is referenced to the Group's historical weighted average cost of capital.

c Deferred income tax

The Group provides for deferred income tax in full, using the liability method, on temporary difference arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Tax rates enacted or substantially enacted by the balance sheet date are used to determine deferred income tax. Deferred income tax assets are only recognised to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary difference arising from depreciation on fixed assets except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

4 Critical accounting estimates and judgements *(continued)*

d Impairment of assets

At each balance sheet date, the Group performs an impairment assessment of the following assets:

- fixed assets; and
- intangible assets

Management judgement is required in the area of asset impairment, particularly in assessing whether (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the assets using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumption in the cash flows projections, could significantly affect the Group's reported financial condition and results of operations.

e Recognition of intangible asset – Mobile licence fees

In establishing the fair value of the minimum annual fee and royalty payments for the right of use of the Telecommunication Licence, the discount rate used is an indicative incremental borrowing rate estimated by the management.

Changing the discount rate used to determine the fair value could significantly affect the Group's reported financial condition and results of operations.

In order to measure the intangible assets, HKAS 39 "Financial Instruments: Recognition and Measurement" is applied for recognition of the minimum annual fee and royalty payments as they constitute contractual obligations to deliver cash and, hence, should be considered as financial liabilities.

5 Financial risk management

Exposure to credit and market risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

a Credit risk

The Group's credit risk is primarily attributable to trade and other receivables. Management has policies in place and exposures to these credit risks are monitored on an ongoing basis.

The average credit period granted by the Group is 30 days from the date of invoice. Sales of goods and services to customers are primarily made in cash or via major credit cards and the Group does not have a significant exposure to any individual debtors.

b Market risk

Market risks are primarily composed of foreign currency exposures derived from the Group's operations. The Group does not have any significant exposure to market risks.

c Fair value estimation

The fair value of financial instruments that are not traded in active market is determined based on the latest available financial information existing at each balance sheet date. The carrying amounts of financial assets, trade receivables and payables are assumed to approximate their fair values.

6 Segment reporting

More than 90% of the Group's revenues and operating profit was attributable to its mobile communications operations. Accordingly, no analysis by business segment is included in these financial statements.

Segment information is presented by way of geographical regions as the primary reporting format. An analysis of the Group's segment information by geographical segment is set out as follows:

	For the year ended 30 June 2006			
	Hong Kong	**Macau**	**Elimination**	**Consolidated**
	$000	**$000**	**$000**	**$000**
Revenues	**3,613,226**	**189,329**	**(23,340)**	**3,779,215**
Operating profit	**50,736**	**53,968**	**321**	**105,025**
Finance income				**56,287**
Finance costs				**(69,659)**
Profit before income tax				**91,653**
Income tax expense				**(7,768)**
Profit after income tax				**83,885**
Assets	**4,359,369**	**104,803**	**–**	**4,464,172**
Liabilities	**(1,567,959)**	**(20,124)**	**–**	**(1,588,083)**
Capital expenditures	**677,185**	**12,903**	**–**	**690,088**
Depreciation	**466,822**	**16,438**	**–**	**483,260**
Amortisation	**223,535**	**1,076**	**–**	**224,611**
Loss on disposal of fixed assets	**2,958**	**169**	**–**	**3,127**
Impairment loss of trade receivables	**12,637**	**275**	**–**	**12,912**
(Reversal of impairment loss)/impairment loss of inventories	**(8,097)**	**176**	**–**	**(7,921)**

6 Segment reporting *(continued)*

	For the year ended 30 June 2005 (restated)			
	Hong Kong $000	Macau $000	Elimination $000	Consolidated $000
Revenues	3,482,886	161,854	(25,248)	3,619,492
Operating profit	299,767	41,912	325	342,004
Finance income				48,722
Finance costs				(39,806)
Profit before income tax				350,920
Income tax expense				(13,705)
Profit after income tax				337,215
Assets	3,948,124	71,739	—	4,019,863
Liabilities	(1,508,740)	(28,299)	—	(1,537,039)
Capital expenditures	744,463	27,737	—	772,200
Depreciation	435,341	15,371	—	450,712
Amortisation	62,882	1,210	—	64,092
Loss/(gain) on disposal of fixed assets	569	(118)	—	451
Impairment loss of trade receivables	13,913	698	—	14,611
Impairment loss of inventories	12,056	47	—	12,103

Segment assets consist primarily of fixed assets, intangible assets, inventories, receivables and operating cash. They exclude interest in an associate, financial investments and deferred income tax assets.

Segment liabilities comprise operating liabilities. They exclude items such as current income tax liabilities and deferred income tax liabilities.

Capital expenditures comprise additions to fixed assets and intangible assets and are allocated based on where the assets are located.

7 Other gains

	2006 $000	2005 $000
Write back of certain assets previously written off (a)	**14,045**	—
Write back of provision for amount due from an associate (note 20)	**–**	26,419
	14,045	26,419

a During the year, the Group recognised other gains amounting to $14,045,000 in respect of recovery of certain other assets which were written off in prior years.

8 Expenses by nature

	2006 $000	2005 $000 (restated)
Cost of inventories sold	**886,467**	955,215
Amortisation		
Handset subsidies	**166,209**	30,942
Mobile licence fees	**58,402**	33,150
Depreciation		
Owned fixed assets	**377,522**	325,223
Leased fixed assets	**105,738**	125,489
Operating lease rentals for land and buildings, transmission sites and leased lines	**510,305**	443,677
Auditors' remuneration	**1,632**	1,219
Loss on disposal of fixed assets	**3,127**	451
Net exchange loss/(gain)	**6,220**	(16)
Contributions to defined contribution plans * (note 14)	**17,328**	14,334

* *Net of forfeited contributions of $3,078,000 (2005: $4,250,000).*

9 Finance income

	2006	2005
	$000	$000
Interest income from debt securities		
Listed	**7,637**	14,275
Unlisted	**16,795**	23,682
	24,432	37,957
Interest income from deposits with banks and other financial institutions	**29,261**	10,765
Accretion income	**2,594**	—
	56,287	48,722

Accretion income represented changes in the rental deposits due to passage of time calculated by applying an interest method of allocation to the amount of rental deposits at the beginning of the year.

10 Finance costs

	2006	2005
	$000	$000
		(restated)
Interest expense on bank loans repayable within five years	**—**	144
Accretion expenses		
Asset retirement obligations	**3,559**	3,161
Mobile licence fee liabilities (note 28)	**66,022**	36,153
Other borrowing costs	**78**	348
	69,659	39,806

Accretion expenses represented changes in the asset retirement obligations and mobile licence fee liabilities due to passage of time calculated by applying an interest method of allocation to the amount of the liabilities at the beginning of the year.

11 Income tax expense

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year. Income tax on overseas profits has been calculated on the estimated assessable profit for the year at the tax rates prevailing in the countries in which the Group operates.

a The amount of income tax expense charged to the consolidated profit and loss account represents:

	2006 $000	2005 $000 (restated)
Current income tax		
Hong Kong profits tax	**19,488**	2,114
Overseas tax	**5,369**	4,842
Deferred income tax (note 27)	**(17,089)**	6,749
	7,768	13,705

b Reconciliation between income tax expense and accounting profit at Hong Kong tax rate:

	2006 $000	2005 $000 (restated)
Profit before income tax	**91,653**	350,920
Notional tax on profit before income tax, calculated at Hong Kong tax rate of 17.5% (2005: 17.5%)	**16,039**	61,411
Effect of different tax rates in other countries	**(4,308)**	(1,037)
Expenses not deductible for tax purposes	**4,062**	2,933
Income not subject to tax	**(12,296)**	(13,101)
Tax losses for which no deferred income tax asset was recognised	**15**	65
Utilisation of previously unrecognised tax losses	**(8,469)**	(30,080)
Recognition of previously unrecognised tax losses	**(5,450)**	(8,311)
Temporary differences not recognised	**18,175**	1,825
Income tax expense	**7,768**	13,705

c Current income tax liabilities in the consolidated balance sheet:

	2006 $000	2005 $000
Hong Kong profits tax	**19,705**	2,114
Overseas tax	**8,327**	4,842
	28,032	6,956

12 Directors' emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	2006 $000	2005 $000
Non-executive directors		
Fees	**1,292**	1,220
Executive directors		
Fees	**160**	160
Salaries and allowances	**9,762**	9,720
Bonuses	**3,980**	5,562
Retirement scheme contributions	**631**	627
	14,533	16,069
	15,825	17,289

During the years ended 30 June 2005 and 2006, no director:

— received any emoluments from Sun Hung Kai Properties Limited ("SHKP"), the ultimate holding company of the Company, in respect of their services to the Group;

— waived any right to receive emoluments; or

— received any amount as inducement to join the Group or as compensation for loss of office.

In addition to the above emoluments, directors were granted share options under the Company's share option scheme during the year ended 30 June 2005. The details of these benefits in kind are disclosed under the section "Share Option Schemes" in the Report of the Directors and note 30.

The emoluments of the directors are within the following bands:

	2006 Number of directors	2005 Number of directors
$0 – $1,000,000	**11**	10
$3,500,001 – $4,000,000	**1**	1
$10,500,001 – $11,000,000	**1**	—
$12,000,001 – $12,500,000	**—**	1
	13	12

12 Directors' emoluments *(continued)*

Details of director's and past director's emoluments, on a named basis for the year are as followings:

	2006					2005
	Fees $000	Salaries and allowances $000	Bonuses $000	Retirement scheme contributions $000	Total $000	Total $000
Executive Directors						
Mr. Douglas Li	**80**	**6,900**	**3,440**	**345**	**10,765**	12,241
Mr. Patrick Chan Kai-lung	**80**	**2,862**	**540**	**286**	**3,768**	3,828
Non-Executive Directors						
Mr. Raymond Kwok Ping-luen	**100**	–	–	–	**100**	100
Mr. Ernest Lai Ho-kai	**80**	–	–	–	**80**	80
Mr. Michael Wong Yick-kam	**200**	–	–	–	**200**	200
Mr. Andrew So Sing-tak	**80**	–	–	–	**80**	80
Mr. Cheung Wing-yui	**80**	–	–	–	**80**	80
Mr. David Norman Prince (1)	**80**	–	–	–	**80**	—
Mr. Eric Li Ka-cheung, JP *	**200**	–	–	–	**200**	200
Mr. Ng Leung-sing, JP *	**200**	–	–	–	**200**	200
Dr. Sachio Semmoto * (2)	**86**	–	–	–	**86**	200
Mr. Yang Xiang-dong *	**80**	–	–	–	**80**	80
Mr. Eric Gan Fock-kin * (3)	**106**	–	–	–	**106**	—
	1,452	**9,762**	**3,980**	**631**	**15,825**	17,289
2005	1,380	9,720	5,562	627		

* *Independent Non-Executive Director*
(1) *Appointed on 1 July 2005*
(2) *Retired on 4 November 2005*
(3) *Appointed on 1 December 2005*

13 Five highest paid individuals

Of the five highest paid individuals, two (2005: two) are directors whose emoluments are disclosed in note 12. The aggregate of the emoluments in respect of the other three (2005: three) individuals are as follows:

	2006	2005
	$000	$000
Salaries and allowances	**6,661**	7,706
Bonuses	**746**	1,083
Retirement scheme contributions	**596**	633
	8,003	9,422

In addition to the above emoluments, the three highest paid individuals were granted share options under the Company's share option scheme. The details of these benefits in kind are disclosed under the section "Share Option Schemes" in the Report of the Directors and note 30.

The emoluments of the three (2005: three) highest paid individuals are within the following bands:

	2006 Number of individuals	2005 Number of individuals
$2,000,001 – $2,500,000	**2**	1
$3,000,001 – $3,500,000	**—**	1
$3,500,001 – $4,000,000	**1**	1
	3	3

14 Employee retirement benefits

The Group participates in two defined contribution retirement schemes, an Occupational Retirement Scheme ("ORSO") and a Mandatory Provident Fund Scheme ("MPF"), for employees (together "the Schemes"). The assets of the Schemes are held separately from those of the Group in funds administered independently of the Group's management.

Contributions to the ORSO scheme by the Group and the employees are calculated as specified percentages of each employee's basic salary. Where employees leave the scheme prior to the full vesting of the employer's contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group. At 30 June 2005 and 2006, all available forfeited contributions had been utilised by the Group to reduce its contributions payable.

A MPF scheme was established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000 and the Group's employees may elect to join the MPF scheme. Both the Group and the employees are each required to make contributions to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000. Contributions to the scheme vest immediately.

15 Profit attributable to equity holders of the Company

The consolidated profit attributable to equity holders of the Company includes a profit of $11,824,000 (2005: $7,393,000) which has been dealt with in the financial statements of the Company.

16 Dividends

	2006	2005
	$000	$000
Interim, paid, of nil (2005: $0.19) per share	**—**	110,730
Final, proposed, of $0.12 (2005: $0.20) per share	**69,935**	116,558
Attributable to the year	**69,935**	227,288

At a meeting held on 28 August 2006, the directors proposed a final dividend of $0.12 per share. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained profits for the year ending 30 June 2007.

17 Earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to equity holders of $70,020,000 (2005 restated: $326,944,000).

The basic earnings per share is based on the weighted average number of shares in issue during the year of 582,791,428 (2005: 582,813,116). The diluted earnings per share is based on 582,889,237 (2005: 582,837,482) shares which is the weighted average number of shares in issue during the year plus the weighted average number of 97,809 (2005: 24,366) shares deemed to be issued at no consideration if all outstanding options had been exercised.

18 Fixed assets

	Medium term leasehold land and buildings in Hong Kong $000	Leasehold improvements $000	Network and testing equipment $000	Computer, billing and office telephone equipment $000	Other fixed assets $000	Network under construction $000	Total $000
At 1 July 2004							
Cost							
As previously reported	8,000	181,081	3,275,450	501,879	64,988	640,037	4,671,435
Prior year adjustment arising from adoption of new accounting standards (note 3 (a))	—	23,522	—	—	—	(134,702)	(111,180)
As restated	8,000	204,603	3,275,450	501,879	64,988	505,335	4,560,255
Accumulated depreciation as previously reported	(8,000)	(149,924)	(2,049,433)	(424,827)	(53,518)	(31,939)	(2,717,641)
Prior year adjustment arising from adoption of new accounting standards (note 3 (a))	—	(7,571)	—	—	—	—	(7,571)
As restated	(8,000)	(157,495)	(2,049,433)	(424,827)	(53,518)	(31,939)	(2,725,212)
Net book amount, as restated	—	47,108	1,226,017	77,052	11,470	473,396	1,835,043
Year ended 30 June 2005							
Opening net book amount, as restated	—	47,108	1,226,017	77,052	11,470	473,396	1,835,043
Exchange differences	—	(14)	—	(15)	(5)	—	(34)
Additions	—	25,632	16,420	27,822	14,759	592,759	677,392
Reclassifications	—	—	640,300	—	—	(640,300)	—
Disposals	—	(471)	(3,852)	(58)	(1,618)	(2,651)	(8,650)
Depreciation	—	(25,185)	(386,580)	(29,001)	(9,946)	—	(450,712)
Closing net book amount	—	47,070	1,492,305	75,800	14,660	423,204	2,053,039

18 Fixed assets *(continued)*

	Medium term leasehold land and buildings in Hong Kong $000	Leasehold improvements $000	Network and testing equipment $000	Computer, billing and office telephone equipment $000	Other fixed assets $000	Network under construction $000	Total $000
At 30 June 2005							
Cost							
As previously reported	—	185,436	4,028,106	514,903	63,388	423,204	5,215,037
Prior year adjustment arising from adoption of new accounting standards (note 3 (a))	—	24,381	(155,535)	—	—	—	(131,154)
As restated	—	209,817	3,872,571	514,903	63,388	423,204	5,083,883
Accumulated depreciation as previously reported	—	(154,189)	(2,389,339)	(439,103)	(48,728)	—	(3,031,359)
Prior year adjustment arising from adoption of new accounting standards (note 3 (a))	—	(8,558)	9,073	—	—	—	515
As restated	—	(162,747)	(2,380,266)	(439,103)	(48,728)	—	(3,030,844)
Net book amount, as restated	—	47,070	1,492,305	75,800	14,660	423,204	2,053,039
Year ended 30 June 2006							
Opening net book amount, as restated	—	47,070	1,492,305	75,800	14,660	423,204	2,053,039
Exchange differences	—	108	—	143	53	—	304
Additions	—	24,978	5,109	48,528	5,194	275,419	359,228
Reclassifications	—	—	482,285	—	—	(482,285)	—
Disposals	—	(692)	(3,296)	(219)	(352)	(688)	(5,247)
Depreciation	—	(31,175)	(409,181)	(33,784)	(9,120)	—	(483,260)
Closing net book amount	—	40,289	1,567,222	90,468	10,435	215,650	1,924,064
At 30 June 2006							
Cost	**–**	**224,431**	**4,317,822**	**558,012**	**62,207**	**215,650**	**5,378,122**
Accumulated depreciation	**–**	**(184,142)**	**(2,750,600)**	**(467,544)**	**(51,772)**	**–**	**(3,454,058)**
Net book amount	**–**	**40,289**	**1,567,222**	**90,468**	**10,435**	**215,650**	**1,924,064**

At 30 June 2006, the net book amount of fixed assets held by the Group under finance leases amounted to $285,301,000 (2005: $394,541,000).

19 Investments in subsidiaries

a Investment in subsidiaries

	2006	2005
	$000	$000
Unlisted shares, at cost	**939,189**	939,189

Particulars of the principal subsidiaries at 30 June 2006 are as follows:

Name	Place of incorporation	Principal activities and place of operation	Particulars of issued share capital	Group equity interest
SmarTone (BVI) Limited *	The British Virgin Islands ("BVI")	Investment holding and group financing in BVI	1,000 ordinary shares of US$1 each	100%
SmarTone Mobile Communications Limited	Hong Kong	Provision of mobile services and sales of mobile telephones and accessories in Hong Kong	100,000,000 ordinary shares of $1 each	100%
SmarTone 3G Limited	Hong Kong	Provision of 3G mobile services in Hong Kong	2 ordinary shares of $1 each	100%
SmarTone Telecommunications Services (China) Limited	Hong Kong	Provision of agency and consultancy services in Hong Kong and Mainland China	2 ordinary shares of $1 each	100%
SmarTone-Comunicações Móveis S.A.	Macau	Provision of mobile services and sales of mobile telephones and accessories in Macau	100,000 shares of MOP100 each	72%
廣州數碼通客戶服務有限公司	The People's Republic of China	Provision of customer support services and telemarketing services in Mainland China	Registered capital of $9,200,000	100%

* *Subsidiary held directly by the Company.*

All of the above subsidiaries are limited liability companies.

19 Investments in subsidiaries *(continued)*

b Amount due from a subsidiary

	2006	2005
	$000	$000
Amount due from a subsidiary	**2,906,707**	2,906,707

c Amount due to a subsidiary

	2006	2005
	$000	$000
Amount due to a subsidiary	**397,921**	300,204

Amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

20 Interest in an associate

	2006	2005
	$000	$000
Share of net assets	**—**	—
Amount due from an associate, less provision	**1,812**	29,469
	1,812	29,469

	2006	2005
	$000	$000
At 1 July	**29,469**	3,050
Write back of provisions for amount due from an associate	**—**	26,419
Repayment of amount due from an associate	**(27,657)**	—
At 30 June	**1,812**	29,469

During the year ended 30 June 2005, following an assessment of the recoverability of the amount due from an associate, the Group reversed the provision for amount due from an associate by $26,419,000, which was credited to the consolidated profit and loss account of the Group as other gains (note 7).

Amount due from an associate is unsecured, interest free and has no fixed terms of repayment.

20 Interest in an associate *(continued)*

Particulars of the associate at 30 June 2006 are as follows:

Name	Place of incorporation and operation	Principal activity	Particulars of issued shares held	Interest held
New Top Finance Limited	The British Virgin Islands	Investment holding	375 ordinary shares of US$1 each	37.5%

The Group has not disclosed the assets, liabilities, accumulated losses and the unrecognised losses of the associate as the amounts are immaterial to the Group.

21 Financial investments

	2006 $000	2005 $000
Investment securities (a)	**—**	49,013
Available-for-sale financial assets (b)	**40,281**	—
Held-to-maturity debt securities (c)	**692,180**	1,086,780
	732,461	1,135,793
Less: Held-to-maturity debt securities maturing within one year of the balance sheet date included under current assets	**(660,237)**	(390,895)
Total non-current financial investments	**72,224**	744,898

	Available-for-sale financial assets $000	Held-to-maturity debt securities $000	Total $000
Carrying value at 30 June 2006			
Listed outside Hong Kong	—	31,943	31,943
Unlisted, traded on inactive markets and of private issuers	40,281	660,237	700,518
	40,281	692,180	732,461

21 Financial investments *(continued)*

a Investment securities

	2006	2005
	$000	$000
At 1 July	**–**	47,744
Additions	**–**	7,800
Provisions for impairment recognised in the consolidated profit and loss account	**–**	(6,531)
At 30 June (i)	**–**	49,013

(i) After the adoption of HKAS 39 as at 1 July 2005, the balance of investment securities of approximately $49,013,000 was classified as available-for-sale financial assets of the same amount.

b Available-for-sale financial assets

	2006	2005
	$000	$000
At 1 July	**49,013**	—
Additions	**3,900**	—
Provisions for impairment recognised in the consolidated profit and loss account	**(12,632)**	—
At 30 June	**40,281**	—

21 **Financial investments** *(continued)*

c Held-to-maturity debt securities

	2006	2005
	$000	$000
At 1 July	**1,086,780**	1,569,634
Amortisation	**(9,483)**	(15,054)
Disposal	**(379,922)**	(467,800)
Exchange differences	**(5,195)**	—
At 30 June	**692,180**	1,086,780

During the years ended 30 June 2005 and 2006, no gain or loss arose on the disposal of certain listed held-to-maturity debt securities as follows:

	2006	2005
	$000	$000
Proceeds from maturity of securities	**379,922**	467,800
Carrying value at dates of redemption/maturity	**(379,922)**	(467,800)
Net realised gain on disposal	**—**	—

22 **Intangible assets**

	Handset subsidies	Mobile licence fees	Total
	$000	$000	$000
		(restated)	(restated)
At 1 July 2004			
Cost			
As per previously reported	27,604	—	27,604
Prior year adjustment arising from adoption of new accounting standard (note 3 (a))	—	650,003	650,003
As restated	27,604	650,003	677,607
Accumulated amortisation	(14,613)	—	(14,613)
Net book amount, as restated	12,991	650,003	662,994

22 Intangible assets *(continued)*

	Handset subsidies $000	Mobile licence fees $000 (restated)	Total $000 (restated)
Year ended 30 June 2005			
Opening net book amount, as restated	12,991	650,003	662,994
Additions	69,024	25,784	94,808
Amortisation *	(30,942)	(33,150)	(64,092)
Closing net book amount	51,073	642,637	693,710
At 30 June 2005			
Cost			
As per previously reported	67,215	—	67,215
Prior year adjustment arising from adoption of new accounting standard (note 3 (a))	—	675,787	675,787
As restated	67,215	675,787	743,002
Accumulated amortisation			
As per previously reported	(16,142)	—	(16,142)
Prior year adjustment arising from adoption of new accounting standard (note 3 (a))	—	(33,150)	(33,150)
As restated	(16,142)	(33,150)	(49,292)
Net book amount, as restated	51,073	642,637	693,710
Year ended 30 June 2006			
Opening net book amount, as restated	51,073	642,637	693,710
Additions	283,598	47,262	330,860
Amortisation *	(166,209)	(58,402)	(224,611)
Closing net book amount	168,462	631,497	799,959
At 30 June 2006			
Cost	**345,571**	**723,049**	**1,068,620**
Accumulated amortisation	**(177,109)**	**(91,552)**	**(268,661)**
Net book amount	**168,462**	**631,497**	**799,959**

The carrying amounts of the intangible assets approximate their fair values.

* *Included handset subsidies written off of $4,156,000 (2005: $593,000).*

23 Inventories

	2006	2005
	$000	$000
Mobile telephones and accessories		
Cost	**86,882**	204,379
Less: provision for impairment of inventories	**(7,310)**	(15,279)
	79,572	189,100

Inventories represent goods held for re-sale. At 30 June 2006, inventories carried at cost and inventories carried at net realisable values amounted to $76,447,000 (2005: $187,917,000) and $3,125,000 (2005: $1,183,000) respectively.

The Group reversed $7,921,000 of impairment loss of inventories during the year ended 30 June 2006 (2005: recognised an impairment loss of $12,103,000). The amount reversed has been included in cost of inventories sold in the consolidated profit and loss account.

24 Trade and other receivables

	Group		Company	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
Trade receivables	**166,136**	181,951	**—**	—
Less: provision for impairment of trade receivables	**(14,241)**	(13,835)	**—**	—
Trade receivables – net	**151,895**	168,116	**—**	–
Deposits and prepayments	**119,587**	117,158	**173**	87
Other receivables	**30,435**	33,528	**1,690**	3,493
	301,917	318,802	**1,863**	3,580
Less: deposits and prepayments – non-current portion	**(44,296)**	—	**—**	—
Current portion	**257,621**	318,802	**1,863**	3,580

24 Trade and other receivables *(continued)*

The Group allows an average credit period of thirty days to its subscribers and other customers. An ageing analysis of trade receivables, net of provisions, is as follows:

	2006	2005
	$000	$000
Current to 30 days	**138,200**	147,715
31 – 60 days	**10,769**	11,451
61 – 90 days	**2,547**	4,259
Over 90 days	**379**	4,691
	151,895	168,116

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers.

The Group has recognised a loss of $12,912,000 (2005: $14,611,000) for the impairment of its trade receivables during the year ended 30 June 2006. The loss has been included in other operating expenses in the consolidated profit and loss account.

25 Cash and bank balances

	Group		Company	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
Short-term pledged bank deposits (a)	**320,130**	327,539	**315,804**	323,213
Cash at bank and in hand	**54,632**	81,295	**4,153**	2,120
Short-term bank deposits	**983,898**	356,378	**—**	—
Cash and cash equivalents	**1,038,530**	437,673	**4,153**	2,120
	1,358,660	765,212	**319,957**	325,333

a Of the pledged bank deposits, $181,733,000 (2005: $170,910,000) has been pledged as cash collateral for the Group's 3G licence performance bonds as referred to in note 31 – "Commitments and contingent liabilities".

26 Trade and other payables

	Group		Company	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
		(restated)		
Trade payables	**158,225**	137,317	**—**	—
Other payables and accruals	**663,530**	708,518	**1,540**	1,616
Current portion	**821,755**	845,835	**1,540**	1,616

An ageing analysis of trade payables is as follows:

	2006	2005
	$000	$000
Current to 30 days	**92,994**	95,906
31 – 60 days	**28,922**	21,075
61 – 90 days	**7,860**	3,276
Over 90 days	**28,449**	17,060
	158,225	137,317

27 Deferred income tax

Deferred income tax for the Group's temporary differences arising from operations in Hong Kong and overseas is calculated at 17.5% (2005: 17.5%) and the appropriate current tax rates of ruling in the relevant countries respectively.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The amounts determined after appropriate offsetting, shown in the consolidated balance sheet are as follows:

	2006	2005
	$000	$000
		(restated)
Deferred income tax assets	**(5,450)**	(8,311)
Deferred income tax liabilities	**138,443**	158,393
	132,993	150,082

The gross movement on the deferred income tax liabilities/(assets) is as follows:

	Deferred income tax liabilities in relation to accelerated tax $000 (restated)	Deferred income tax assets in relation to tax losses $000	Total $000 (restated)
At 1 July 2004	146,190	(2,857)	143,333
Recognised in the consolidated profit and loss account (note 11 (a))	12,203	(5,454)	6,749
At 30 June 2005	158,393	(8,311)	150,082
At 1 July 2005	158,393	(8,311)	150,082
Recognised in the consolidated profit and loss account (note 11 (a))	(19,950)	2,861	(17,089)
At 30 June 2006	**138,443**	**(5,450)**	**132,993**

Deferred income tax assets are recognised for tax loss carry forwards to the extent that the realisation of the related tax benefit through the future taxable profits is probable.

The Group has not recognised deferred income tax assets of $22,550,000 (2005: $35,860,000) in respect of tax losses of $128,859,000 (2005: $204,915,000). The tax losses do not expire under current tax legislation.

28 Mobile licence fee liabilities

	2006 $000	2005 $000
At 1 July	**561,940**	550,003
Additions	**47,262**	—
Accretion expenses		
Capitalised	**—**	25,784
Expensed in consolidated profit and loss account (note 10)	**66,022**	36,153
Payment	**(50,000)**	(50,000)
At 30 June	**625,224**	561,940
Less: mobile licence fee liabilities – current portion	**(52,407)**	(50,000)
Non-current portion	**572,817**	511,940

29 Share capital

	Shares of $0.1 each	$000
Authorised		
At 1 July 2004, 30 June 2005 and 30 June 2006	**1,000,000,000**	**100,000**
Issued and fully paid		
At 1 July 2004, 30 June 2005 and 30 June 2006	**582,791,428**	**58,279**

30 Employee share option schemes

Pursuant to the terms of the share option scheme adopted by the Company, the Company may grant options to the participants, including directors and employees of the Group, to subscribe for shares of the Company. A summary of the terms of the share option scheme is as follow.

a Movements in share options

	2006	2005
Number of share options		
At 1 July	**13,092,500**	12,590,500
Granted	**—**	579,000
Cancelled or lapsed	**(1,258,000)**	(77,000)
At 30 June	**11,834,500**	13,092,500
Share options vested at 30 June	**7,741,165**	4,260,166

(Expressed in Hong Kong dollars)

30 Employee share option schemes *(continued)*

b Terms of unexpired and unexercised share options at balance sheet date

Date of grant	Exercise period	Exercise price	**2006 Number of share options**	2005 Number of share options
10 February 2003	10 February 2003 to 16 July 2011	$9.29	**3,000,000**	3,000,000
10 February 2003	2 May 2003 to 1 May 2012	$9.20	**133,500**	133,500
5 February 2004	5 February 2005 to 4 February 2014	$9.00	**8,122,000**	9,380,000
6 December 2004	6 December 2005 to 5 December 2014	$8.01	**193,000**	193,000
4 January 2005	4 January 2006 to 3 January 2015	$8.70	**193,000**	193,000
1 March 2005	1 March 2006 to 28 February 2015	$9.05	**193,000**	193,000
			11,834,500	13,092,500

c Details of share options granted

Details of share options granted during the year at a nominal consideration of $1 for each lot of share options granted are as follows:

Date of grant	Exercise period	Exercise price	**2006 Number of share options**	2005 Number of share options
6 December 2004	6 December 2005 to 5 December 2014	$8.01	–	193,000
4 January 2005	4 January 2006 to 3 January 2015	$8.70	–	193,000
1 March 2005	1 March 2006 to 28 February 2015	$9.05	–	193,000
			–	579,000

No share options were granted during the year ended 30 June 2006. The fair value of share options granted during the year ended 30 June 2005 is determined using the Black-Scholes valuation model and are disclosed in the directors' report headed "Share Option Scheme".

31 Commitments and contingent liabilities

a Capital commitments

Capital commitments outstanding at 30 June 2006 not provided for in the financial statements were as follows:

	Group	
	2006	2005
	$000	$000
Contracted for		
Fixed assets	**41,932**	31,790
Equity securities	**7,628**	11,700
Authorised but not contracted for	**563,275**	450,182
	612,835	493,672

The Company did not have any capital commitments at 30 June 2006 (2005: Nil).

b Operating lease commitments

The Group leases various retail outlets, offices, warehouses, transmission sites and leased lines under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

At 30 June 2006, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	Group	
	2006	2005
	$000	$000
Land and buildings and transmission sites		
Within one year	**310,143**	289,108
After one year but within five years	**257,311**	187,877
After five years	**35,264**	9,742
	602,718	486,727
Leased lines		
Within one year	**25,850**	36,870
After one year but within five years	**2,052**	3,102
	27,902	39,972

The Company did not have any operating lease commitments at 30 June 2006 (2005: Nil).

31 Commitments and contingent liabilities *(continued)*

c Performance bonds

	Group		Company	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
Hong Kong 3G Licence	**351,243**	310,746	**351,243**	310,746
Other	**1,942**	1,942	**—**	—
	353,185	312,688	**351,243**	310,746

The performance bonds were issued by certain banks in favour of the Telecommunications Authorities of Hong Kong and Macau in accordance with various telecommunications licences issued by those authorities to the Group. The banks' obligations under the performance bonds are guaranteed by the Company and various subsidiaries of the Company.

On 22 October 2005, the fourth anniversary of the issue of the 3G Licence and subsequent to the payment of the fourth year spectrum utilisation fee of $50 million, the performance bond was revised. The revised bond was for $351 million with a duration of five years.

d Lease out, lease back agreements

Under certain lease out, lease back agreements entered into during the year ended 30 June 1999, a subsidiary of the Company has undertaken to guarantee the obligations of the intermediary lessees to the lessors as agreed at the inception of the lease for a period of 16 years. The directors are of the opinion that the risk of the subsidiary company being called upon to honour this guarantee is remote and accordingly the directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

e Bank facilities guarantees

At 30 June 2006, there were contingent liabilities in respect of guarantees given by the Company on behalf of a wholly owned subsidiary relating to uncommitted banking facility granted by certain banks of up to $100 million (2005: short term revolving credit facilities and uncommitted trade finance facility of $300 million). No amount was utilised by the subsidiary at 30 June 2005 and 2006.

32 Related party transactions

The Group is controlled by Cellular 8 Holdings Ltd, which owns 53% of the Company's shares. The remaining 47% of the shares are widely held. The ultimate parent of the Group is SHKP, a company incorporated in Hong Kong.

a During the year, the Group had significant transactions with certain related parties in the ordinary course of business as set out below. All related party transactions are carried out in accordance with the terms of the relevant agreements governing the transactions.

	2006	2005
	$000	$000
Operating lease rentals for land and buildings and transmission sites (i)		
Fellow subsidiaries	**56,276**	49,430
Insurance expense (ii)		
Fellow subsidiaries	**5,436**	8,096

(i) Operating lease rentals for land and buildings and transmission sites

Certain subsidiaries and associated companies of SHKP have leased premises to the Group for use as offices, retail shops and warehouses and have granted licences to the Group for the installation of base stations, antennae and telephone cables on certain premises owned by them.

For the year ended 30 June 2006, rental and licence fees paid and payable to subsidiaries and associated companies of SHKP totalled $56,276,000 (2005: $49,430,000).

(ii) Insurance expenses

Sun Hung Kai Properties Insurance Limited and Hung Kai Insurance Brokers Company Limited, wholly owned subsidiaries of SHKP, provide general insurance services to the Group. For the year ended 30 June 2006, insurance premiums paid and payable were $5,436,000 (2005: $8,096,000).

b At 30 June 2006, the Group had an interest in an associate, the major shareholder of which is a subsidiary of SHKP. The principal activity of the associate is to invest in an equity fund which primarily invests in technology related companies in the People's Republic of China.

c New-Alliance Asset Management (Asia) Limited ("New-Alliance"), an associate of SHKP up to 2 May 2006, has been appointed as the investment manager of the Group's ORSO scheme since October 1999. For the years ended 30 June 2005 and 2006, no fees were paid by the Group as New-Alliance is remunerated by way of fee levied on mutual funds to which the Group's Occupational Retirement Scheme subscribes.

32 Related party transactions *(continued)*

d Key management compensation

	For the year ended 30 June	
	2006	2005
	$000	$000
Salaries and other short-term employee benefits	**22,536**	25,491
Share-based payments	**1,800**	3,029
	24,336	28,520

e The trading balances set out below with SHKP and its subsidiaries (the "SHKP Group") (including buildings and estates managed by the SHKP Group) are included within the relevant balance sheet items:

	2006	2005
	$000	$000
Trade receivables (note 24)	**514**	631
Deposits and prepayments (note 24)	**3,942**	4,967
Trade payables (note 26)	**91**	168
Other payables and accruals (note 26)	**5,716**	3,361

The trading balances are unsecured, interest-free and repayable on similar terms to those offered to unrelated parties.

33 Ultimate holding company

The directors consider the ultimate holding company at 30 June 2006 to be Sun Hung Kai Properties Limited, a company incorporated in Hong Kong with its shares listed on the main board of The Stock Exchange of Hong Kong Limited.

數碼通電訊集團有限公司
年報 2005/2006

(股票編號: 315)



目 錄


Rip

數碼通電訊集團有限公司為港澳首屈一指的流動服務供應商，其宗旨是透過為目標客戶提供多樣化及優質的服務，致力讓客戶靠近他們所想，讓他們的生活更豐盛、更精彩。

本公司在香港的主要附屬公司(為Vodafone Group Plc.的夥伴網絡商)，以SmarTone-Vodafone為其品牌，在香港同時提供2G及3G的服務。

數碼通電訊集團有限公司自1996年起在香港上市，該公司為新鴻基地產發展有限公司的附屬公司。


TOSHIBA



董事會

*　***郭***炳聯先生 *(主席)*
　 黎大鈞先生 *(總裁)*
　 陳啓龍先生
*　***黎***浩佳先生
*　***黃***奕鑑先生
*　***蘇***承德先生
*　***張***永鋭先生
*　***潘***毅仕先生
**　***李***家祥先生，*太平紳士*
**　***吳***亮星先生，*太平紳士*
**　***楊***向東先生
**　***顏***福健先生

*　*非執行董事*
**　*獨立非執行董事*

公司秘書

李秀萍小姐

授權代表

黎大鈞先生
李秀萍小姐

註冊辦事處

Clarendon House, 2 Church Street,
Hamilton HM11, Bermuda

總辦事處及主要營業地點

香港九龍觀塘觀塘道378號
創紀之城二期31樓

核數師

羅兵咸永道會計師事務所
執業會計師
香港遮打道10號
太子大廈22樓

香港股份登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心17樓1712-1716室

主要股份登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke, Bermuda

主要往來銀行

渣打銀行
滙豐銀行

本公司之法律顧問

有關香港法律
司力達律師樓

有關百慕達法律
Conyers, Dill & Pearman

駐百慕達代表

John Charles Ross ***Collis***先生
Anthony Devon ***Whaley***先生(副代表)



(除每股之金額外以百萬港元列值)

	截至6月30日止年度或於6月30日	
	2006	2005 (重列)
綜合損益表		
收入	**3,779**	3,619
本公司股東應佔溢利	**70**	327
每股盈利($)	**0.12**	0.56
每股總額($)	**0.12**	0.39
綜合資產負債表		
總資產	**5,204**	5,193
流動負債	**(1,005)**	(999)
總資產減流動負債	**4,199**	4,194
非流動負債	**(750)**	(704)
少數股東權益	**(23)**	(23)
資產淨值	**3,426**	3,467
股本	**58**	58
儲備	**3,368**	3,409
本公司股東應佔總權益	**3,426**	3,467
綜合現金流量		
經營活動產生之現金淨額	**1,056**	849
已收利息	**67**	67
購買固定資產	**(471)**	(693)
增加手機補貼	**(284)**	(69)
已付股息(包括少數股東權益)	**(125)**	(303)
償還銀行貸款淨額	**—**	(150)
其他	**(44)**	(72)
現金淨額*及持至到期日之債務證券之增加/(減少)淨額	**199**	(371)

* *現金淨額指現金及銀行結餘,減去銀行貸款*



（財務數字以港元列值）

本人欣然宣佈本集團截至2006年6月30日止年度之財務業績。置身在發展成熟及競爭激烈之香港流動通訊服務市場中，本集團年內服務收入仍錄得顯著增長，各主要業務指標持續改善。然而，激烈競爭導致手機補貼攤銷大幅增加，加上3G成本進一步上升，明顯地影響業績。

財務摘要

年內，本集團營業額受服務收入增加9%所帶動，上升4%至$3,779,000,000。未計利息、稅項、折舊及攤銷前之盈利(「EBITDA」)為$816,000,000，較去年下跌5%。年內股東應佔溢利及每股盈利分別為$70,000,000及$0.12。

本集團已採納自2005年1月1日或其後會計期間開始生效之新訂／經修訂《香港財務報告準則》及《香港會計準則》(以下統稱「新訂香港財務報告準則」)，會計政策亦因而作出若干改變。對比數字已據此進行重列。

本集團採納新訂香港財務報告準則後，導致回顧年度內股東應佔溢利減少$58,000,000，其中主要部分之$49,000,000，是由於3G牌照費採納了香港會計準則第38號「無形資產」所致。因採納新訂香港財務報告準則，令2004/05年度之股東應佔溢利減少$12,000,000。

股息

鑑於年內盈利水平，董事會建議以全數股東應佔溢利派發末期股息，每股$0.12。惟董事會仍重申其維持以股東應佔溢利三分二作股息派發之一貫政策之意向。

業務回顧

香港流動通訊業務

儘管近來出現市場整合，香港市場之競爭依然激烈。當中價格競爭持續熾熱，為月費及手機價格，以及業界收入及盈利帶來龐大壓力。面對如此環境，SmarTone-Vodafone年內仍於服務收入增長及主要業務指標方面持續錄得顯著改善，這反映了公司在客戶群中所奠定的領導地位，包括品牌優勢、針對目標客群而設的優越服務、集中的銷售模式，以及優質的客戶關係管理。


SHARP
10:30
Sharp SX633

隨著客戶質素持續改善，年內綜合ARPU增加7%至$213。月費計劃服務之ARPU受惠於數據及漫游用量不斷增長，上升6%至$244。受3G服務帶動，刺激多媒體服務用量攀升，數據服務收入因而錄得43%增長，佔年內服務收入之比率亦升至13.6%，抵銷了本地話音服務收入下降之影響。

客戶總人數由2005年6月30日之1,011,000增至2006年6月30日之1,063,000。2006年6月之月費計劃服務客戶流失率為2.5%，較2005年6月的2.8%有所改善。



年內，市場競爭加劇觸發手機補貼大幅攀升，加上3G網絡之開支及折舊增加，及3G牌照費對全年之影響，令盈利大幅減少。然而，SmarTone-Vodafone憑藉3G為目標客群提供各種高吸引力的服務，帶動收入增長的進度亦符合預期，此可見於3G客戶數目的持續上升以及其顯著較高的ARPU。現時3G客戶數目為160,000人，佔月費計劃服務的客戶人數逾20%。



(財務數字以港元列值)

SmarTone-Vodafone為滿足客戶與日俱增之期望及不同之需要，積極利用最新科技以及堅持其對高質素之要求，為消費者及商業客戶推出了一系列嶄新服務，以提升客戶之體驗，從而進一步在優越及創新服務方面提升其領導地位。

- 較早前，SmarTone-Vodafone引入一系列以客為本的服務，包括音樂、新聞及博彩，並成功吸引客戶，迅即成為市場焦點。

- SmarTone-Vodafone流動寬頻是本港首項HSDPA(高速下傳分組接入)支援的商業服務，提供的數據速度高達1.8Mbps。透過全港HSDPA高速網絡覆蓋，SmarTone-Vodafone流動寬頻讓客戶隨時隨地安心使用真正寬頻服務，並提供兩項服務計劃給客戶選擇，包括*Flexi*及*Contract*，以滿足顧客的不同需要，SmarTone-Vodafone更以創新的分銷渠道銷售*Flexi*，以推廣至相關目標客群。

- SmarTone-Vodafone獨有的SmarTone-Vodafone Mobile Email，為全港唯一一間為客戶提供全面流動電郵方案的流動通訊商，配合客戶不同的電郵系統、規模、手機選擇及整體開支預算等需要。此外，SmarTone-Vodafone亦提供最多元化的商用手機，確保客戶能獲得最適合之流動電郵服務。

- Traveller是專為漫游人士而設的服務。一系列的服務當中包括來電篩選，以減少不必要的來電騷擾及節省漫游開支。另外，自動電話簿備份服務，確保客戶萬一遺失電話也可以互聯網從中央數據儲存庫取回電話簿資料。Traveller更提供突破性同一漫游收費，於亞洲5個主要地區適用，令支出更有預算、節省更多。

澳門流動通訊業務
澳門流動通訊業務年內之營業額及溢利在客戶增長的帶動下持續上升。本公司最近已向澳門特別行政區政府遞交競投3G牌照之申請。

前景

流動通訊業之發展瞬息萬變，隨著市場競爭日趨激烈、科技發展一日千里、客戶要求不斷提升，未來業界將充滿挑戰和商機。本公司為增加股東之回報，將繼續專注為目標客群提供各種獨特而優越之服務，以擴大收益市場佔有率。公司亦會引入多項新服務，以開拓及發展新收入來源。



有見於客戶與日俱增的期望、市場劇烈的競爭，加上香港地少人多，SmarTone-Vodafone於今年六月份推出了高質素HSDPA寬頻網絡，推出時已覆蓋全港。其數據的傳輸速度大大提升，網絡的頻寬及效益亦大為增加，為業務提供發展的機遇，讓本公司得以推出更多創新服務，以滿足客戶更廣泛的通訊需要。


SmarTone-Vodafone
TOSHIBA

Toshiba TX62

鑑於價格競爭劇烈、手機補貼攤銷增加，以及因發展及推銷新服務而增加之經營開支，預期盈利環境於截至2007年6月30日止年度將繼續受到壓力。本公司正落實多項計劃，以進一步提升營運效率及控制開支，從而減少對盈利之影響。

謝意

年內，Sachio Semmoto博士退任本公司獨立非執行董事一職。本人謹此衷心感謝Semmoto博士過往之寶貴貢獻及意見。本人並對各客戶及股東一直以來之支持、各董事同寅之指引，以及各員工之專心致至及辛勤，深表謝意。

主席
郭炳聯

香港，2006年8月28日





新訂及經修訂會計準則

由於採納新訂／經修訂《香港財務報告準則》及《香港會計準則》(「新訂香港財務報告準則」)，本集團之會計政策經已作出更改。該等新訂香港財務報告準則於2005年1月1日或之後開始之會計期間生效。採納新訂香港財務報告準則導致截至2006年6月30日止年度之股東應佔溢利減少$58,000,000，其中主要部分之$49,000,000，是由於3G牌照費採納了香港會計準則第38號「無形資產」(「香港會計準則第38號」)所致。因採納新訂香港財務報告準則，令去年之股東應佔溢利減少$12,000,000。

採納香港會計準則第38號後，所有流動電訊服務牌照須列作無形資產。於資產負債表中，每年牌照費之現時淨值已列作無形資產及有一相應負債(「流動電訊服務牌照費負債」)。有關之無形資產將按牌照餘下之有效期逐年攤銷。因流動電訊服務牌照費負債而視為產生之利息開支，會於損益表列作融資成本之遞增開支。而實際支付之牌照費則將扣減流動電訊服務牌照費負債。於牌照期末，無形資產及相應負債之結餘將為零。

會計政策之變動對本公司股東應佔溢利、多項資產負債表項目及年初股東應佔權益之影響概述於綜合財務報表附註3。

財務業績回顧

隨著ARPU改善及平均客戶人數輕微增長，流動通訊服務收入增長9%，成為收入增加4%至$3,779,000,000 (2004/05：$3,619,000,000) 之主要推動力。然而，3G網絡擴展及市場競爭加劇令經營開支、折舊及攤銷均告大幅上升，經營溢利因而減少69%至$105,000,000 (2004/05：$342,000,000)。融資收入增至$56,000,000 (2004/05：$49,000,000)，主要有賴債務證券及銀行存款之回報改善。儘管本集團年內並無銀行及其他借貸，截至2006年6月30日止年度之融資成本達$70,000,000 (2004/05：$40,000,000)，主要包括因採納香港會計準則第38號對會計政策作出改變所帶來之3G流動通訊服務牌照費負債之遞增開支。稅項因而減少。本公司截至2006年6月30日止年度之股東應佔溢利減少79%至$70,000,000 (2004/05：$327,000,000)。

由於流動通訊服務收入增加，部份因手機及配件銷售下降抵銷，收入因而增加$160,000,000至$3,779,000,000 (2004/05：$3,619,000,000)。

- 流動通訊服務收入增加9%至$2,871,000,000 (2004/05：$2,635,000,000)，主要歸因於數據、漫遊及預繳服務收入之增長，惟部份被月費持續下調壓力下令本地話音收入減少抵銷。

  於截至2006年6月30日止年度，在面對日益熾烈之市場競爭下，香港之綜合ARPU仍增加7%至$213 (2004/05：$199)，反映本集團於改善客戶質素上之成就。

  在服務推陳出新及質量提升所帶動下，數據及漫遊服務收入增長強勁，遠遠抵銷了本地話音收入減少之影響。月費計劃服務之ARPU因而增加6%至$244 (2004/05：$231)。



鑑於3G客戶人數與日俱增，以及本集團致力滿足不同目標客戶之各種需要，多媒體服務收入錄得強勁之54%按年增長。於截至2006年6月30日止年度，數據服務收入增加43%，佔流動通訊服務收入之13.6% (2004/05：10.3%)。

- 手機及配件銷售減少8%至$908,000,000 (2004/05：$985,000,000)。儘管銷售量上升，但市場普及之大幅手機補貼令手機平均售價下跌。

銷售貨品及提供服務成本增加$54,000,000至$1,510,000,000 (2004/05：$1,456,000,000)。已資本化之手機補貼增加，抵銷銷售量上升，令手機及配件成本下跌7%至$886,000,000 (2004/05：$955,000,000)。由於互連費用、預繳服務之國際長途電話成本、漫遊服務合作夥伴收費及數據相關服務成本因使用量增加而提高，故提供服務之成本上升25%至$624,000,000 (2004/05：$501,000,000)。

其他經營開支(不包括折舊、攤銷及出售固定資產之虧損)增加$135,000,000至$1,467,000,000 (2004/05：$1,332,000,000)，主要增長範疇包括網絡成本、銷售及推廣費用，以及因換算美元結算之貨幣資產淨值而產生之未變現兑換虧損。

3G網絡於截至2006年6月30日止年度之全年折舊，相比2004/05年度之七個月折舊開支，導致折舊及出售虧損增加$35,000,000至$486,000,000 (2004/05：$451,000,000)。

無形資產攤銷大幅增加$161,000,000至$225,000,000 (2004/05：$64,000,000)。

- 於截至2006年6月30日止年度，由於吸納及挽留客戶之手機補貼大增，手機補貼攤銷增加$135,000,000至$166,000,000 (2004/05：$31,000,000)。手機補貼予以遞延，並於客戶合約有效期內以直線法攤銷。



- 於採納香港會計準則第38號時產生之3G及2G流動通訊服務牌照費攤銷增加$25,000,000至$58,000,000 (2004/05：$33,000,000)，主要由於3G流動通訊服務牌照費於截至2006年6月30日止年度之整年攤銷，相比2004/05年度之七個月攤銷所致。全數流動通訊服務牌照費在餘下牌照有效期內以直線法攤銷。

債務證券及銀行存款之回報增加，令融資收入增至$56,000,000 (2004/05：$49,000,000)，主要因為銀行存款利率於截至2006年6月30日止年度大幅上升。

融資成本增加$30,000,000至$70,000,000 (2004/05：$40,000,000)，主要乃由於採納香港會計準則第38號產生之流動通訊服務牌照費負債之遞增開支增加所致。3G牌照之遞增開支於3G服務在2004年12月投入商業運作時入賬。2G牌照之遞增開支則於GSM 900牌照在2006年1月續牌時入賬。

澳門流動通訊業務在本年度持續增長。經營收入增加17%至$189,000,000 (2004/05：$162,000,000)。在收入強勁增長下，經營溢利上升29%至$54,000,000 (2004/05：$42,000,000)，惟部分被網絡、銷售及推廣費用增加抵銷。


vodafone
BlackBerry
SPACE
BlackBerry® 8707v™ from Vodafone

資本架構、流動資金及財務資源

於截至2006年6月30日止年度，本集團之資本架構並無重大變動。在本年度，本集團之資金來自股本及內部產生之資金。本集團之現金資源依然強勁，於2006年6月30日之持有至到期日之債務證券投資、現金及銀行結餘達$2,051,000,000。

於截至2006年6月30日止年度，本集團經營業務之現金流入淨額及收取之利息淨額分別為$1,056,000,000及$67,000,000。年內，本集團之主要資金流出為購置資產、手機補貼及支付2004/05年度之末期股息。

董事認為，本集團之內部現金資源及銀行信貸，足以應付其於截至2007年6月30日止年度之資本開支及營運資金所需。

財資管理政策

本集團根據董事會不時批准之財資管理政策，動用盈餘資金作投資用途。盈餘資金乃存放於香港之銀行戶口或投資於投資級別之債務證券。香港之銀行存款均為港元或美元存款。



本集團所投資之債務證券，均以港元或美元結算，年期最長為三年。本集團之政策為持有其於債務證券之投資直至到期日。

於2006年6月30日，本集團之備用銀行信貸總額為$100,000,000。該等信貸於2006年6月30日並無被動用。

本集團安排銀行代其開立履約保證及信用證。在若干情況下，本集團以現金存款作為該等工具之部分或全部抵押品，以減輕發行成本。於2006年6月30日，已抵押存款總額為$320,000,000 (2005年6月30日：$328,000,000)。

功能貨幣及外匯波動風險

本集團之功能貨幣為港元。除以美元結算之債務證券及銀行存款外，所有重大收入、開支、資產及負債均以港元計算。因此，本集團除以美元計算之債務證券及銀行存款外，並無任何重大之匯兑收益及虧損風險。本集團現階段並無進行任何外匯對沖活動。

或然負債

履約保證

若干銀行代表本集團就其於香港及澳門獲當地之電訊管理局發出牌照之責任，向有關當局發出履約保證。於2006年6月30日，此等履約保證之未償總額為$353,000,000 (2005年6月30日：$313,000,000)。

出租、租回安排

一間銀行代表本集團發出一份信用證，為本集團於截至1999年6月30日止年度訂立之出租、租回安排須履行之責任作出擔保。此項信用證全數以盈餘資金作為現金抵押。董事認為，本集團須根據此項擔保付款之風險極微。



銀行信貸保證

於2006年6月30日，本公司代表一間全資附屬公司就一間銀行授出之無承擔期之銀行信貸額達$100,000,000 (2005年6月30日：$300,000,000)提供擔保。

僱員及購股權計劃

於2006年6月30日，本集團有1,622名全職僱員，大部分為香港員工。截至2006年6月30日止年度之員工成本總額為$368,000,000 (2004/05：$366,000,000)。

僱員收取之薪酬組合包括基本月薪、獎勵花紅及其他福利。花紅為酌情性質，須視乎本集團之表現及個別僱員之表現而發放。福利包括退休計劃及醫療與牙科保險。本集團亦就個別僱員之需要，提供內部及公司以外之培訓。

根據本集團之購股權計劃，本公司可向包括董事及僱員在內之參與者授予購股權以認購本公司之股份。於截至2006年6月30日止年度，本公司並無授出或行使購股權，且註銷了1,258,000份購股權。於2006年6月30日，共有11,834,500份尚未行使之購股權。





董事會同寅謹將截至2006年6月30日止年度之報告連同已審核之財務報表呈覽。

主要業務

本公司的主要業務為投資控股，而主要附屬公司的業務則詳載於財務報表附註19。

業績

本集團截至2006年6月30日止年度的業績，詳載於第46頁的綜合損益賬內。

股息

董事建議向於2006年11月2日辦公時間結束時，名列於本公司股東名冊之股東派付截至2006年6月30日止年度的末期股息每股$0.12(2004/05：每股$0.20)。由於公司於年內並無派付中期股息(2004/05：每股$0.19)，截至2006年6月30日止財政年度的股息總額為每股$0.12(2004/05：每股$0.39)。

五年財務摘要

本集團上五個財政年度的業績及資產負債摘要載於第43頁。

儲備

本集團及本公司在本年度的儲備變動載於第51至53頁。

可分派儲備

本公司於2006年6月30日的可供分派予股東的儲備為$3,707,286,000(2005年6月30日：$3,812,020,000)。

捐款

本集團於本年度所作出的慈善捐款或其他捐款共$2,000(2004/05：$61,000)。

固定資產

固定資產變動詳情，載於財務報表附註18。

股本

本公司的股本變動詳情，載於財務報表附註29。



Sharp GX293

董事

於本年度內及截至本報告書的日期止，本公司在任的董事如下：

* **郭**炳聯先生
主席

黎大鈞先生
總裁

陳啟龍先生

* **黎**浩佳先生

* **黃**奕鑑先生

* **蘇**承德先生

* **張**永鋭先生

* **潘**毅仕先生
(於2005年7月1日獲委任)

** **李**家祥先生，太平紳士

** **吳**亮星先生，太平紳士

** Sachio **Semmoto**博士
(於2005年11月4日退任)

** **楊**向東先生

** **顏**福健先生
(於2005年12月1日獲委任)

* *非執行董事*
** *獨立非執行董事*

按照本公司細則第110(A)條規定，郭炳聯先生、黃奕鑑先生、張永鋭先生及楊向東先生於即將舉行的股東週年大會輪值告退，而顏福健先生則按照細則第101條規定告退，惟彼等均表示願意膺選連任。餘下的現任董事則繼續留任。

非執行董事的委任限期乃遵照本公司細則第110及111條的規定。

董事會已接獲各名獨立非執行董事就其獨立性而呈交的年度書面確認，並確信其獨立性符合香港聯合交易所有限公司證券上市規則(「上市規則」)的規定。

董事服務合約

根據於2001年5月31日本公司與黎大鈞先生所訂立的僱傭合約，黎大鈞先生獲委任為本集團之執行董事及總裁，任期由2001年7月17日起持續生效。本公司現可發出不少於6個月的書面通知或代通知金以終止該僱傭合約。

根據於2002年5月1日本公司與陳啟龍先生所訂立的僱傭合約，陳啟龍先生獲委任為本集團之執行董事，任期由 2002年5月15日起持續生效。本公司可發出不少於 6個月的書面通知或代通知金以終止該僱傭合約。

除以上所述外，全體董事均無與本公司訂立任何超過3年年期而本公司不可於一年內無償終止的服務合約（法定賠償除外）。

董事薪酬

支付予本公司董事的薪酬乃根據各自的服務協議條款而釐訂。董事袍金則需每年檢討及經股東於股東週年大會上批准及授權。於截至2006年6日30日止財政年度已支付及將支付予本公司董事的薪酬詳情，載於財務報表附註12。

董事於重要合約之權益

除本報告書所詳述的關連交易外，於年終或年內任何時間本公司或各附屬公司概無簽訂任何涉及本集團的業務而本公司董事直接或間接在其中擁有重大權益的重要合約。

董事及高級管理人員之個人簡歷

董事及高級管理人員之個人簡歷載於第39至42頁。

董事權益及淡倉

於2006年6月30日，根據證券及期貨條例第352條所規定存置的登記冊所載，本公司董事、最高行政人員及其聯繫人在本公司及其相聯法團(按證券及期貨條例所界定)的股份、相關股份及債券中所擁有的權益如下：

於本公司股份及相關股份之權益

董事姓名	股份				股本衍生工具		
	個人	配偶及未滿十八歲子女	受控法團	其他	購股權 (附註)	合計權益	合計權益佔已發行股本百分比
郭炳聯	—	—	—	2,237,767	—	2,237,767	0.38%
黎大鈞	—	—	—	—	3,000,000	3,000,000	0.51%
陳啟龍	—	—	—	—	1,103,500	1,103,500	0.19%

附註： 購股權資料如下：

董事姓名	授予日期	行使價 $	於2005年7月1日尚未行使	於年內授予	於年內行使	於年內註銷／失效	於2006年6月30日尚未行使
黎大鈞 *(附註1)*	2003年2月10日	9.29	3,000,000	—	—	—	3,000,000
陳啟龍 *(附註2及3)*	2003年2月10日	9.20	133,500	—	—	—	133,500
	2004年2月5日	9.00	970,000	—	—	—	970,000

附註：

1. 購股權須於2003年2月10日至2011年7月16日期間按每股$9.29的價格行使。按原有的5,000,000份購股權，不多於20%的購股權可於2003年2月10日開始行使，不多於40%的購股權可於2003年7月17日開始行使，不多於60%的購股權可於2004年7月17日開始行使，不多於80%的購股權可於2005年7月17日開始行使，全數購股權可於2006年7月17日開始行使。

2. 購股權須於2003年5月2日至2012年5月1日期間按每股$9.20的價格行使。按原有的200,000份購股權，不多於三分之一的購股權可於2003年5月2日開始行使，不多於三分之二的購股權可於2004年5月2日開始行使，全數購股權可於2005年5月2日開始行使。

3. 購股權須於2005年2月5日至2014年2月4日期間按每股$9.00的價格行使。不多於三分之一的購股權可於2005年2月5日開始行使，不多於三分之二的購股權可於2006年2月5日開始行使，全數購股權可於2007年2月5日開始行使。

於相聯法團之權益

1. 於新鴻基地產發展有限公司股份及相關股份之權益

董事姓名	股份				股本衍生工具		
	個人	配偶及未滿十八歲子女	受控法團	其他 (附註1)	購股權 (附註2)	合計權益	合計權益佔已發行股本百分比
郭炳聯	—	—	—	1,082,165,895	75,000	1,082,240,895	43.44%
黃奕鑑	70,904	—	—	—	75,000	145,904	0.006%
李家祥	—	—	18,000	—	—	18,000	0.0007%
黎浩佳	—	—	—	—	—	—	—

附註1： 根據證券及期貨條例，該些股份中之1,058,988,347股股份權益，被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間重疊的同一批權益。

附註2： 購股權資料如下：

董事姓名	授予日期	行使價 $	於2005年7月1日尚未行使	於年內授予	於年內行使	於年內註銷／失效	於2006年6月30日尚未行使
郭炳聯	2001年7月16日	70.00	75,000	—	—	—	75,000
黃奕鑑	2001年7月16日	70.00	75,000	—	—	—	75,000
黎浩佳	2001年7月16日	70.00	36,000	—	36,000	—	—

所有授出並獲接納的購股權，於授出日期第二年可行使最多三分之一，於授出日期第三年可行使最多三分之二，並於授出日期第四及第五年內隨時可行使全數或部份購股權，此後有關之購股權將期滿失效。

2. 於新意網集團有限公司股份及相關股份之權益

董事姓名	股份 個人	股份 配偶及未滿十八歲子女	股份 受控法團	股份 其他 (附註1)	股本衍生工具 購股權 (附註2)	合計權益	合計權益佔已發行股本百分比
郭炳聯	—	—	—	1,742,500	116,666	1,859,166	0.09%
黃奕鑑	100,000	—	—	—	60,000	160,000	0.0079%
蘇承德	—	—	—	—	1,800,000	1,800,000	0.08%

附註1： 根據證券及期貨條例，該些股份中之1,070,000股股份權益，被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間重疊的同一批權益。

附註2： 購股權資料如下：

董事姓名	授予日期	行使價 $	於2005年7月1日尚未行使	於年內授予	於年內行使	於年內註銷／失效	於2006年6月30日尚未行使
郭炳聯	2000年3月28日	10.38	251,666	—	—	(251,666)	—
	2001年4月7日	2.34	233,333	—	—	(116,667)	116,666
黃奕鑑	2000年3月28日	10.38	120,000	—	—	(120,000)	—
	2001年4月7日	2.34	120,000	—	—	(60,000)	60,000
蘇承德	2002年7月8日	1.43	400,000	—	—	—	400,000
	2003年11月29日	1.59	400,000	—	—	—	400,000
	2005年11月10日	1.41	—	1,000,000	—	—	1,000,000

上述購股權可根據相關購股權計劃的條款及授出條件而行使。

3. 於其他相聯法團股份及相關股份之權益

郭炳聯先生於下列相聯法團的股份中擁有以下權益：

相聯法團名稱	實益擁有人	經法團擁有之可歸屬權益 *(附註)*	經法團擁有之可歸屬權益佔已發行股份百分比	經法團實際擁有之權益	實際權益佔已發行股份百分比
Splendid Kai Limited	—	2,500	25%	1,500	15%
Hung Carom Company Limited	—	25	25%	15	15%
Tinyau Company Limited	—	1	50%	1	50%
舉捷有限公司	—	8	80%	4	40%

附註： 根據證券及期貨條例，該等權益乃被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間重疊的同一批權益，因該等股份乃由數間公司持有，而彼等於該些公司股東大會上可控制三分之一或以上投票權的行使。

董事及最高行政人員於公司及其相聯法團之購股權中所持有的權益，乃現時被視為非上市實物結算股本衍生工具。公司之購股權詳細資料載於購股權計劃一節內。

除上文所披露者外，於2006年6月30日，概無董事及最高行政人員(包括彼等之配偶及未滿18歲之子女)及彼等之聯繫人於本公司、其附屬公司或其任何相聯法團的股份、相關股份或債券中擁有或被視作擁有任何權益或淡倉，而須記錄於根據證券及期貨條例第352條所規定存置的登記冊內，或根據證券及期貨條例第XV部或根據上市規則之「上市公司董事進行證券交易的標準守則」，須知會本公司及香港聯合交易所有限公司(「聯交所」)。

認購股份或債券之安排

除上述的購股權外，於年內本公司或其任何附屬公司或本公司之控股公司或控股公司之任何附屬公司，並無作出安排使公司董事可從認購本公司或任何其他機構股份或債券而獲取利益。

董事於競爭業務中之權益

本公司之董事概無擁有任何與本集團業務出現競爭的業務權益。

購股權計劃

根據本公司於2002年11月15日所採納之購股權計劃(「購股權計劃」)的條款，本公司可授予參與人士(包括集團之董事及僱員)購股權以認購本公司的股份。購股權計劃的主要條款將於下文列出。

於截至2006年6月30日止年度內，根據購股權計劃授予參與人士的購股權變動詳情如下：

承授人	授出日期	行使價 $	行使期限	於2005年7月1日尚未行使	於年內授予	於年內行使	於年內註銷／失效	於2006年6月30日尚未行使
董事								
黎大鈞	2003年2月10日	9.29	2003年2月10日至2011年7月16日	3,000,000	–	–	–	3,000,000
陳啟龍	2003年2月10日	9.20	2003年5月2日至2012年5月1日	133,500	–	–	–	133,500
	2004年2月5日	9.00	2005年2月5日至2014年2月4日	970,000	–	–	–	970,000
僱員	2004年2月5日	9.00	2005年2月5日至2014年2月4日	8,410,000	–	–	(1,258,000)	7,152,000
	2004年12月6日	8.01	2005年12月6日至2014年12月5日	193,000	–	–	–	193,000
	2005年1月4日	8.70	2006年1月4日至2015年1月3日	193,000	–	–	–	193,000
	2005年3月1日	9.05	2006年3月1日至2015年2月28日	193,000	–	–	–	193,000

除上述購股權外，本公司並無根據購股權計劃授出購股權予其他參與人士。

除上文所披露者外，年內並無其他購股權被授出、行使、註銷或失效。

購股權之估值

於年內並無授出購股權，惟在評估截至2005年6月30日止年度內授出的購股權之價值時，已採用柏力克－舒爾斯期權定價模式並就股息作出調整(「柏力克－舒爾斯期權定價模式」)。柏力克－舒爾斯期權定價模式為其中一種被普遍接納用作計算期權價值的方法，亦是上市規則第17章建議採用的期權定價模式之一。以柏力克－舒爾斯期權定價模式評估於2005年6月30日止年度內授出的購股權之價值所採用的參數及假設有以下各項：

承授人	授予日期	購股權預期年期	無風險利率	預期波幅	預期股息回報率
僱員	2004年12月6日	5年	2.73%	22.85%	6.20%
	2005年1月4日	5年	2.66%	22.84%	6.20%
	2005年3月1日	5年	3.37%	20.29%	6.20%

(a) 購股權預期年期

計算時採用的購股權預期年期即由授予日期起計(「計算日期」)的加權平均預期年期。

(b) 無風險利率

計算時所採用的無風險利率，指於計算日期與購股權預期年期相應的香港外匯基金債券之加權平均回報率。

(c) 預期波幅

計算時採用的預期波幅指計算日期前12個月期間，本公司股份收市價的按年波幅。

(d) 預期股息回報率

計算中的預期股息回報率指截至2004年6月30日止兩個財政年度的平均股息回報率。

使用柏力克－舒爾斯期權定價模式評估於2005年6月30日止年度內授出的購股權之價值總額約為$483,272，此價值的分析如下：

於2005年6月30日止年度內授出之購股權數目	每份購股權之估計加權平均價值 $	於2005年6月30日止年度內授出之購股權之估計價值 $
193,000	0.81	156,137
193,000	0.87	168,682
193,000	0.82	158,453
579,000		483,272

估值並未計算未來可能沒收購股權之調整。在採納新訂香港財務報告準則第2號後會計政策之改變導致授出之購股權之公平值確認為僱員開支，而股本內之資本儲備亦相應增加。股本金額於資本儲備內確認直至購股權被行使(其時轉撥至股份溢價賬)或直至購股權失效(其時直接轉至保留溢利)。

必須注意，使用柏力克－舒爾斯期權定價模式計算購股權的價值，是基於多項假設，且純粹為授出的購股權之估計價值。購股權承授人累計所得的財務利益，可能與柏力克－舒爾斯期權定價模式計算的價值存在很大差異。

購股權計劃的主要條款按上市規則第17章之規定概述如下：

(a) 目的

購股權計劃旨在獎勵對本集團業務增長作出寶貴貢獻的參與者，並使本集團可聘請及／或挽留該等被視為對本集團有建樹，或預期可為本集團之業務發展作出貢獻的僱員。

(b) 參與者

本公司或任何附屬公司的任何僱員、代理人、顧問或代表，包括本公司或任何附屬公司之董事，憑藉彼等的工作經驗、行業知識、表現、業務聯繫或其他有關因素，而可對集團的發展提供寶貴貢獻者，將有資格在董事邀請下參與計劃。

(c) 可供發行股份之最高數額

本公司可發行的購股權，在根據所有購股權計劃而將可授出的所有購股權獲行使時，可予以發行的股份總數不可超逾於股東大會上採納購股權計劃當日的已發行股份的10%。本公司可經股東批准及根據上市規則刊發通函而隨時更新此限額，惟在所有尚未行使的購股權獲行使時(包括根據所有其他購股權計劃所授出而尚未行使之購股權)，將予以發行的股份不可超逾不時的已發行股份的30%。於2006年8月28日，根據購股權計劃授出的購股權可予以發行的股份數目為11,834,500股，佔本公司已發行普通股2.03%。

(d) 每位參與者可獲授予購股權之上限

任何參與者的配額，最多為因行使於直至最近一次授出購股權當日止任何12個月期間已授出及將授出的購股權而已獲發行及將予以發行股份的總數，不可超逾已發行的相關類別股份的1%。

(e) 購股權之行使期限

購股權不可於授出後10年之期屆滿後行使，且購股權不可於本公司在股東大會上採納計劃當日後10年之期屆滿後授出。

購股權計劃並無訂明購股權可行使前的最短持有期限，惟董事會可於授出購股權時訂下最短持有期限。

(f) 接納購股權須繳付之款項

接納購股權時，應向本公司發出書面接納書，連同支付予本公司$1.00的匯款，作為獲授購股權的代價，並必須於公司提出授予購股權當日起28日內寄送予公司秘書。

(g) 行使價之釐定基準

董事於授出購股權時釐定因行使任何購股權而應繳付的每股股份價格。該價格至少為(i)在緊接授出該購股權當日前5個營業日聯交所發出的每日報價表所示的每股股份平均收市價；(ii)授出該購股權當日（必須為營業日）聯交所的每日報價表所示的每股股份收市價；及(iii)股份的面值；以較高者為準。

(h) 計劃餘下年期

購股權計劃有效期由2002年11月15日起10年內有效。

根據證券及期貨條例須披露權益及淡倉之股東

於2006年6月30日，根據證券及期貨條例第336條所規定存置的登記冊所載及據本公司獲悉，下列人士（本公司董事及最高行政人員不包括在內）擁有本公司股份及相關股份5%或以上的權益：

股東名稱	*附註*	**股份數目**	**股份佔已發行股本百分比**
Cellular 8 Holdings Limited（「Cellular 8」）	1及2	306,439,472	52.58%
新鴻基地產發展有限公司（「新鴻基地產」）	1及2	320,607,397	55.01%
HBSC International Trustee Limited（「HSBC」）	3	321,599,708	55.18%
Marathon Asset Management Limited		49,328,840	8.46%
Brandes Investment Partners, L.P.		39,621,680	6.80%
Templeton Asset Management Limited		29,214,500	5.01%

附註：

1. 就證券及期貨條例而言，Cellular 8於上述以其名稱持有的306,439,472股股份權益也屬新鴻基地產所有，原因為新鴻基地產控制Cellular 8三分之一或以上的權益。因此，上述以新鴻基地產之名稱持有的股份數目與Cellular 8之權益是重疊的。

2. 就證券及期貨條例而言，Cellular 8的相同權益也屬新鴻基地產透過其持有Cellular 8權益的新鴻基地產附屬公司所有。此等附屬公司為TFS Development Company Limited及Fourseas Investments Limited。

3. 就證券及期貨條例而言，新鴻基地產於上述以其名稱持有的股份權益(及以上所述其各附屬公司的權益)也屬HSBC所有，原因為HSBC持有或被視作持有新鴻基地產的股份。因此，上述以HSBC之名稱持有的股份數目與新鴻基地產之權益是重疊的。

除上文所披露者外，根據遵照證券及期貨條例第336條所存置的登記冊所記錄，概無其他人士擁有本公司5%或以上的股份或相關股份權益或淡倉。

公眾持股量

根據公司及董事所知悉的公開資料，公司確認其股份於本報告之日期在市場上已經有足夠的公眾持股量。

購買，出售或贖回股份

於截至2006年6月30日止年度內，本公司及其任何附屬公司均無購買、出售或贖回本公司之股份。

優先購買權

本公司的公司細則或百慕達法例概無有關優先購買權的規定。

管理合約

於本年度內，本公司並無就整體業務或任何重要業務的管理或行政工作簽訂任何合約。

主要客戶及供應商

本集團的主要供應商佔集團總購貨額的百分比如下：

集團最大供應商佔總購貨額百分比	9%
集團五大供應商佔總購貨額百分比	31%

概無董事及彼等之聯繫人於以上所述的供應商擁有權益。

於本年度內，集團向其五大客戶所售出的貨品及服務少於總額30%。

關連交易

1. 若干於財務報表附註32所披露的有關連人士交易也構成關連交易。下列若干關連人士(定義見上市規則)與本集團訂立及／或持續進行之交易，本公司已遵照上市規則有關規定(如需要時)予以公佈。

   (a) 本公司控股股東新鴻基地產的若干附屬公司及聯繫人，向本集團出租物業作為寫字樓、零售店舖及貨倉之用，並向本集團授出許可證，准許於該等公司所擁有的若干物業安裝基站、天線及電話電纜。截至2006年6月30日止年度，已付及應付的租金及許可證費用總額共$56,276,000。

(b) 新鴻基地產的若干全資附屬公司為本集團提供一般保險服務。截至2006年6月30日止年度，已付及應付的保金為$5,436,000。

(c) 新鴻基地產的聯繫人新地寶聯資產管理(亞洲)有限公司(自2006年5月2日起不再是新鴻基地產的聯繫人)，自1999年10月起獲委任為本集團僱員公積金計劃的投資經理。截至2006年6月30日止年度，由於新地寶聯資產管理(亞洲)有限公司從本集團僱員公積金計劃所認購的互惠基金支取酬金，故本集團並無向其支付費用。

上述交易已經本公司的獨立非執行董事審閱。獨立非執行董事確認該等持續關連交易由本集團在一般及日常業務程序中訂立，交易按照一般商務條款或不遜於獨立第三方可提供的條款而進行。

獨立非執行董事亦確認該等交易乃根據有關交易的協議條款進行，而交易條款屬公平合理，並且符合公司股東的整體利益。

本公司之核數師亦確認所述之持續關連交易(i)已經由本公司之董事會批准；(ii)乃根據有關交易的協議條款進行；及(iii)並無超逾先前公告所披露各類別的上限。

2. 於2006年6月30日，集團於一聯繫公司擁有權益，其主要股東為新鴻基地產的附屬公司。該聯繫公司的主要業務為投資於中華人民共和國的科技相關公司之股份基金。

上述關於集團持續關連交易的披露已符合上市規則的披露規定。

核數師

本年度之財務報表乃經羅兵咸永道會計師事務所審核。該核數師任滿告退，並表示願意應聘連任。根據審核委員會的建議，續聘羅兵咸永道會計師事務所為本公司核數師的決議案，將於應屆股東週年大會上提呈。

董事會代表
主席
郭炳聯

香港，2006年8月28日

本公司致力建立及維持高水平的企業管治。於截至2006年6月30日止年度內，本公司均應用及遵守上市規則附錄14企業管治常規守則(簡稱「企業管治守則」)之原則及規定，當中只偏離守則條文A.4.1項有關非執行董事的服務任期。公司之非執行董事的委任並無指定年期，惟彼等必須至少每三年一次於股東週年大會輪值告退，並由股東重選。

為使公司之公司細則與企業管治守則之條文要求一致，董事建議股東於應屆股東週年大會上批准修訂若干公司細則。

董事會將繼續監察及檢討本公司之企業管治常規，以確保遵守企業管治守則。

董事會

董事角色

董事會肩負領導及監控公司的責任，同時集體負責促進公司的成就。董事會的主要角色為：

- 制定集團的目標、策略及業務計劃；
- 監察營運及財務表現；及
- 制定適當的風險管理政策，以處理集團在達致既定策略目標過程中所遇到的風險。

董事會授權管理層在集團總裁及董事會不同委員會的指示及監察下，履行日常營運職責。

組成

現時由12名董事組成之董事會，負責監察本集團之管理層。

董事會認為董事會中之10位非執行董事(其中4位為獨立非執行董事)能給予執行董事及非執行董事一個合理之平衡。

本公司非執行董事具備多個行業的專業知識及經驗，能有效地協助管理層確定集團發展策略及政策，並確保董事會以嚴格準則制定財務及其他強制性匯報，以及維持合適體制以保障股東及本公司的整體利益。

除於年報第39至42頁之董事個人簡歷中所披露者外，各董事之間並沒有其他財務、業務、親屬或其他重大或相關之關係。

董事會已接獲各名獨立非執行董事就其獨立性而呈交的年度書面確認，並確信其獨立性符合上市規則的規定。

本公司已為其董事安排合適的責任保險，以保障其因企業活動而引起的責任賠償。該保險總額乃按年檢討。

董事之委任及重選

所有董事，包括主席及總裁，均須最少每三年一次輪流退任及在股東週年大會上由股東重選。

遵照本公司之公司細則的規定，三分之一的董事(在任最長者)須於每屆股東週年大會上告退，惟符合資格可膺選連任。因此，概無任何董事的委任任期超過3年。為進一步提高問責性，倘擬繼續委任在任已超過9年的獨立非執行董事，將須以獨立決議案形式提交股東審議通過。

所有為填補臨時空缺而被委任的董事應在接受委任後的首次股東大會上接受股東重選。

董事責任

所有董事須不時瞭解其作為公司董事的職責，以及本集團的經營活動及業務發展。所以本集團將安排簡介，以確保新委任董事對本集團的業務運作及管治政策，以及其在法律及其他規定下的董事職責均有適當的理解。公司秘書將繼續提供有關上市規則及其他適用監管規定之最新信息予董事，以確保董事遵守該等規則及規定。

主席及總裁

為提高獨立性、問責性及負責制，及避免權力僅集中於一位人士，本集團主席與總裁分別由不同人士擔任。本集團主席乃郭炳聯先生，而本集團之總裁乃黎大鈞先生。彼等的職責已由董事會制定及明文載列。集團主席負責確保董事會適當地履行其職能，並貫徹良好公司管治常規及程序；而集團總裁則在執行董事及高級管理人員協助下，負責管理本集團的業務，包括執行董事會所採納的重要策略及發展計劃。

董事會會議

由2005年7月1日財政年度開始，董事會每年最少召開定期會議4次。董事們皆親身出席或透過電子通訊方式參與。召開董事會會議前，董事在不少於14天前收到通知，董事皆有機會提出擬商討事項列入會議議程。最終的會議議程及相關會議文件於舉行董事會會議日期最少3天前送交全體董事。

於董事會定期會議中，董事討論本集團的整體策略、營運及財務表現。需經董事會決定或考慮的事宜包括整體集團策略、重大收購及出售、年度預算、年度及中期業績、批准重大資本交易及其他重大營運及財務事宜。董事會會議於一年前已預定日期，有助於更多董事出席會議。所有董事亦會適時獲知影響本集團業務的重大事項，包括有關法規及規定的修訂。董事，如需要時，亦可尋求獨立專業意見，以履行其董事職責，費用由本公司承擔。

公司秘書就董事會會議作出詳細的會議記錄，包括所有董事會決定及董事提出的疑慮或表達的反對意見。任何董事可在任何合理的時段查閱有關會議記錄。

董事會於截至2006年6月30日止財政年度內舉行了4次會議，下表載列各成員於年內所舉行的董事會會議之出席率：

董事	出席董事會會議數目
執行董事	
黎大鈞先生*(總裁)*	4/4
陳啓龍先生	4/4
非執行董事	
郭炳聯先生*(主席)*	4/4
黎浩佳先生	4/4
黃奕鑑先生	4/4
蘇承德先生	3/4
張永鋭先生	3/4
潘魏仕先生	4/4
獨立非執行董事	
李家祥先生	4/4
吳亮星先生	4/4
Sachio Semmoto博士*	1/1
楊向東先生	2/4
顏福健先生**	2/3

* *於2005年11月4日退任董事*

** *於2005年12月1日被委任為董事*

董事委員會

董事會成立下列委員會，並具備既定的職權範圍，其內容不比企業管治守則的規定寬鬆。

董事監督委員會(「監督委員會」)

董事會將監察管理層表現、監控業務計劃及策略的執行、及確保遵照企業目標的責任賦予監督委員會。監督委員會的成員包括董事會主席、總裁、執行董事及公司的高級管理人員，並歡迎非執行董事自行決定參與。

監督委員會每月定期開會審議及監控整體策略的執行、及集團的業務及財務表現，並將該些營運情況及表現向董事會匯報。監督委員會的會議日期預早確定，以便董事／會員出席會議。

薪酬委員會

委員會之主席乃李家祥先生，公司之獨立非執行董事，其他成員包括吳亮星先生及蘇承德先生，大部份成員皆為公司之獨立非執行董事。

薪酬委員會之職責包括制定薪酬政策及向董事會提出建議，釐訂執行董事及本集團高級管理人員之薪酬，及檢討公司之購股權計劃、分紅機制與其他關於薪酬之事宜。薪酬委員會將就其建議諮詢主席及/或總裁，如認為有需要，亦可尋求專業意見。薪酬委員會獲提供充足資源以履行其職責。薪酬委員會之特定成文權責範圍可供索取並已登載於本公司之網站上。

董事的薪酬政策

執行董事及高級管理人員的薪酬政策，旨在讓公司可將執行董事及高級管理人員的酬金與其工作表現(以是否符合公司目標作為衡量標準)掛鈎，有助挽留及激勵執行董事及高級管理人員。

公司執行董事及高級管理人員酬金的組成主要包括基本薪金、酌情花紅及購股權。於釐定各酬金項目指引時，公司會參考市場對經營類似業務的公司所作的薪酬調查結果。

非執行董事的酬金，主要包括董事袍金，須由委員會參考市場標準進行年度評估，並提供建議予股東於股東週年大會上批准，始可作實。非執行董事履行職務(包括出席本公司會議)的費用可以實報實銷方式獲得償付。

提名委員會

委員會之主席乃顏福健先生，其他成員包括吳亮星先生及潘魏仕先生，大部份成員皆為公司之獨立非執行董事。

提名委員會之職責包括制定提名政策，及就董事之提名及委任與董事接任之安排向董事會提出建議。委員會亦會檢討董事會之架構、人數及組成。提名委員會獲提供充足資源以履行其職責。提名委員會之特定成文權責範圍可供索取並已登載於本公司之網站上。

提名委員會已就續聘退任董事及其於股東週年大會上須經股東批准事宜上作出檢討及建議。

審核委員會

審核委員會向董事會負責及協助董事會履行職責，以確保其符合財務報告的責任及企業管治的規定，並就公司內部監控制度之有效性作出檢討。

審核委員會於1999年成立，其主席乃李家祥先生，獨立非執行董事並是專業會計專材，其他成員包括吳亮星先生、顏福健先生及黃奕鑑先生，大部份成員均為公司之獨立非執行董事。委員會成員均具備適當的業務或財務專長及經驗，為公司提供意見及建議。

審核委員會主要之職權範圍包括確保本集團之財務報告、年度報告、中期報告及核數師報告展示本集團經真確及平衡評估後的財政狀況；檢討本集團之財務監控、內部監控及風險管理制度；檢討本集團之財政及會計政策及守則；及建議核數師的任命及薪酬。審核委員會其他之職責於其特定成文權責範圍內說明，該權責範圍可供索取並已登載於本公司之網站上。審核委員會獲提供充足資源以履行其職責。

審核委員會於截至2006年6月30日止財政年度內舉行了2次會議，按照委員會的職權範圍，與高級管理層及本公司內部及獨立核數師一起檢討本集團的重大內部監控及財務事宜。委員會之檢討範圍包括內部及獨立核數師的審核計劃及結果、獨立核數師的獨立性、本集團的會計準則及實務，上市條例及法則規定、內部監控、風險管理，以及財政匯報事宜(包括提交董事會批准的中期及全年賬目)。

下表載列各董事於年內所舉行的審核委員會會議之出席率：

董事	出席會議數目
李家祥先生*(主席)*	2/2
吳亮星先生	2/2
黃奕鑑先生	2/2
Sachio Semmoto博士*	0/1
顏福健先生**	0/1

* *於2005年11月4日退任董事*

** *於2005年12月1日被委任為董事*

審核委員會亦於2006年8月8日及17日開會審議集團截至2006年6月30日止年度之財務報表及內部審核報告。委員會相信本集團所採用的會計政策及計算方法乃符合及按照目前香港業內的最佳常規，落實執行一切會計政策。委員會發現財務報表並未遺漏任何特殊項目，並對該報表所披露的數據及闡釋，表示滿意。

獨立核數師的獨立性

為了進一步提升獨立核數師的獨立匯報性，上述會議部分僅由審核委員會及獨立核數師在沒有管理層在場的情況下出席。

獨立核數師就非審計服務及審計服務的性質及其所收取的年費比率，須受審核委員會審察。獨立核數師提供非審計服務的費用，必須事前取得審核委員會批准，以確保不會影響獨立核數師的獨立性及客觀性。於截至2006年6月30日止之財政年度已支付或將支付予核數師的費用詳情披露如下:

	港元
總審計費	
一中期審閱及年終審計	1,632,000
其他服務	831,000
總費用	2,463,000

在審核本集團截至2006年6月30日止年度的賬目前，委員會已接獲獨立核數師就其獨立性及客觀性而發出的書面確認，符合香港會計師公會頒佈的專業操守準則第1.203A「審計業務的獨立性」的規定。

委員會對羅兵咸永道會計師事務所之審計費用、程序與效用、獨立性及客觀性所作出之檢討結果表示滿意，並建議董事會在應屆股東週年大會上，提呈續聘其為本公司獨立核數師之決議案。

董事及核數師對編製賬目之責任

董事會有責任平衡、清晰及全面地評核公司的表現及前景。董事負責編製可真實公平地反映出本集團之財務狀況、業績及現金流量之賬目，並按持續營運之基準編製賬目。公司之賬目乃按照有關法規要求及適用的會計準則而編製。董事負責揀選適當之會計政策，貫徹地應用，並作出審慎合理之裁斷及估計。董事亦負責存置適當之會計記錄，於任何時候均可合理準確地披露本集團之財務狀況。

核數師對賬目的責任於本年報第45頁之核數師報告書內列出。

內部監控

各董事負責對本集團進行內部監控，並檢討其成效。

本集團之內部監控系統包括一套全面之組織架構及授權制度，當中已清晰界定各業務及營運單位之責任，權力之分配則根據有關人士之經驗及業務需要而進行。

監控程序旨在保障資產免被未經授權挪用或處置；確保遵守有關法律、規則及規例；確保保存妥善之會計記錄以提供可靠之財務資料作業務或公佈之用；以及合理保證不會出現重大誤報、損失或欺詐。

本集團之整體風險管理職能由營運委員會負責，其成員包括總裁、執行董事、科技總裁以及主要業務及營運單位之主管。本集團已就識別、評估、控制及呈報4大風險(即業務及市場風險、規管風險、財務及財資管理風險，以及營運風險)制定監控程序。

內部審核乃內部監控架構之重要一環。本集團設有一支獨立內部審核小組，由7名合資格專業人士組成，並直接向審核委員會及總裁匯報。內部審核職能之工作範圍包括財務與營運檢討、經常性與突擊審核、詐騙調查，以及生產力效率及效益審查等。內部審核小組運用風險評估方法並考慮本集團業務之性質，制定其年度審核計劃。該計劃由審核委員會檢討及批准，以確保計劃有足夠資源可供運用且計劃目標足以涵蓋影響本集團之主要風險。此外，內部審核小組亦會與本集團之外聘核數師定期溝通，讓雙方了解可能影響其相關工作範圍之重大因素。

本集團對內部監控系統效益之年度審閱覆蓋所有主要監控範圍，包括財務、營運、規管及風險管理監控。於截至2006年6月30日止年度，內部審核小組根據對監控環境、風險管理以及控制及監管活動進行評估之架構，就所有主要業務及營運程序進行檢討。有關審閱包括查詢、磋商及經由觀察及審視所作之甄審。檢討結果已向審核委員會及董事會匯報，並已確定有待改善之處，及採取適當措施管理風險。

就處理及發佈股價敏感資料之程序及內部監控而言，本集團之操守守則內訂明嚴禁挪用未經授權之機密或內幕資料。凡與聞或可存取本集團未公佈股價敏感資料之僱員，均已得悉本集團於2006年採納「高級管理人員及相關僱員進行證券交易之標準守則」，並已遵從證券(內幕交易)條例所定之限制。

董事進行證券交易的標準守則

本集團採納上市規則附錄10所載的上市發行人董事進行證券交易的標準守則(簡稱「標準守則」)作為董事進行證券交易的行為守則。而類似的守則亦已被採納以供有關員工(其可能擁有一些未經公開而涉及股價之敏感資料)在買賣本公司股票時遵守。在向所有董事作出特定查詢後，彼等均確認於截至2006年6月30日止年度內，皆有遵守標準守則及並沒有不遵守標準守則的情況。

投資者關係

本集團定期會見財經分析員，並經常參與多種討論會及發佈會，以保持與投資界的關係。公司亦透過其公佈、年報及中期報告與股東溝通。所有該等公佈及報告均可從公司網站下載。董事、公司秘書及其他適合之高級管理人員均會就股東及投資界之問題作出回應。



董事

郭炳聯，*主席兼非執行董事*

郭炳聯先生，53歲，於1992年4月獲委任為本公司董事。郭先生持有劍橋大學法律系碩士學位、哈佛大學工商管理碩士學位、香港公開大學榮譽工商管理博士學位及香港中文大學榮譽法學博士學位。彼是本公司之控股股東新鴻基地產發展有限公司(「新鴻基地產」)副主席兼董事總經理，新意網集團有限公司(新鴻基地產之附屬公司)主席，亦是載通國際控股有限公司(新鴻基地產之聯繫人)董事及渣打銀行(香港)有限公司獨立非執行董事。

於社會公職方面，郭先生為香港地產建設商會董事、香港總商會理事、香港港口發展局成員及香港中文大學校董會副主席。

黎大鈞，*執行董事兼總裁*

黎大鈞先生，52歲，於2001年7月獲委任為集團之董事兼總裁。黎先生是數碼通的首任總裁，自集團於1992年創立後，一直服務至1996年。期間，黎先生帶領集團的業務急速發展並奠下穩健基礎。黎先生除擁有豐富的流動通訊經驗外，亦是企業財務及直接投資方面的專才。彼畢業於倫敦大學藥理系，並持有英國特許會計師資格。黎先生曾服務於倫敦及香港的畢馬威會計師事務所，於1986年加盟香港摩根建富，並於1989年加盟新鴻基地產，主責企業財務、直接投資及拓展新業務的工作。黎先生於2001年7月重新加入本公司前，為蘇伊士亞洲投資有限公司董事總經理。

陳啟龍，*執行董事*

陳啟龍先生，46歲，於1996年10月獲委任為本集團董事。於2002年3月被委任為本集團執行董事前，陳先生為新鴻基地產策略發展部經理。於1990年加入新鴻基地產前，彼曾在多家國際知名銀行集團，擔任多個研究及投資部門之職位。1994年12月至1996年5月期間，陳先生被借調至香港政府中央政策組出任全職顧問。陳先生在財務、投資、策劃及投資者關係方面具20年以上經驗。此外，陳先生持有澳洲雪梨大學經濟學學士及澳洲國立大學經濟學碩士學位。

黎浩佳，*非執行董事*

黎浩佳先生，53歲，於1998年11月獲委任為本公司董事。黎先生現為新鴻基地產公司秘書。

黃奕鑑，*非執行董事*

黃奕鑑先生，54歲，於2001年10月獲委任為本公司董事。黃先生持有香港中文大學工商管理學士及碩士學位。

黃先生乃新鴻基地產之執行董事，現時專責新鴻基地產之策略策劃、企業發展、基建項目、財務投資及負責與投資界溝通。黃先生是路訊通控股有限公司副主席、新意網集團有限公司之執行董事及富聯國際集團有限公司之非執行董事。

在社會服務方面，黃先生為香港青年旅舍協會主席。

蘇承德，*非執行董事*

蘇承德先生，41歲，於2002年4月獲委任為本公司董事。蘇先生乃新意網集團有限公司之行政總裁及新鴻基地產副主席兼董事總經理郭炳聯先生的特別助理。

蘇先生持有美國哈佛大學文學士學位及哈佛商學院工商管理碩士學位，並擁有逾15年資訊科技及顧問服務經驗，曾在美國、英國、香港及亞洲區內多個地方工作，負責制訂及執行企業發展策略。

蘇先生在加盟新鴻基地產集團之前，曾出任美國 Digitas Asia Limited 大中華地區的高級副總裁兼董事總經理，肩負開拓大中華業務及服務環球客戶的重任。Digitas Asia Limited 的母公司設於麻省波士頓，為 Nasdaq 上市的系統整合及網上解決方案供應商。在此之前，彼曾在 Scient 出任電訊業務董事總經理，負責亞洲電訊及互聯網客戶的商務發展及方案傳送服務。Scient 乃資訊科技解決方案供應商，其總部設於三藩市。在踏足亞洲之前，蘇先生曾於美國及歐洲兩地分別為國際顧問公司 Accenture 及 Cap Gemini 擔任要職。

張永銳，*非執行董事*

張永銳先生，56歲，於2003年3月獲委任為本公司董事。張先生為多間香港上市公司的董事，分別為大生地產發展有限公司、大福證券集團有限公司、天津發展控股有限公司及上海置業有限公司之非執行董事，亦是合興集團有限公司、正興(集團)有限公司、雅居樂地產控股有限公司及中國平安保險(集團)股份有限公司之獨立非執行董事。彼亦是新意網集團有限公司之非執行董事。

張先生曾為香港律師公會之內地法律事務委員會副主席至2006年1月止，亦曾為保良局總理。張先生現為税務上訴委員會委員，香港公益金之公益慈善馬拉松籌劃委員會聯席主席及籌募委員會委員 ，香港公開大學校董會成員及董事學會資深會員。張先生持有澳洲新南威爾斯大學會計系商業學士學位，並為澳洲會計師學會會員。張先生自1979年起為香港執業律師，現為胡關李羅律師行顧問，並為英國及新加坡的註冊律師。

潘毅仕(David Norman Prince)，*非執行董事*

潘毅仕先生，55歲，於2005年7月獲委任為本公司董事。潘先生於國際業務環境董事會層面營運具備超過10年經驗，直至最近辭去Cable and Wireless plc.集團財務董事一職為止。

潘先生於2002年7月獲委任為Cable and Wireless plc.集團財務董事前，於香港電訊市場已累積超過12年工作經驗。由1994年至2000年，彼為香港電訊有限公司之財務董事，其後為副行政總裁，於發展這方面之業務以致於2000年出售予電訊盈科有限公司扮演重要角色。彼隨後加入電訊盈科有限公司，擔任集團財務總監，主要專注於收購後整合公司，並為集團安排再融資。

潘先生現時為Ark Therapeutics plc. 非執行董事及審核委員會主席，Ark Therapeutics plc.為一間英國專科醫療集團。彼並為Adecco SA之非執行董事，Adecco SA為一間提供人力資源服務之全球主要供應商。彼亦是英國 University of Bath 管理學院之客座研究學人。

李家祥，*太平紳士，獨立非執行董事*

李家祥先生，53歲，GBS, OBE, J.P., LLD, DSocSc., B.A., FCPA (Practising), FCA, FCPA (Aust.), FCIS，於1996年10月獲委任為本公司董事。李先生為李湯陳會計師事務所高級合夥人，載通國際控股有限公司、王氏國際(集團)有限公司、中國航空技術國際控股有限公司、恒生銀行有限公司、華潤創業有限公司、路訊通控股有限公司、中化香港控股有限公司及Strategic Global Investments plc.之獨立非執行董事，並為新鴻基地產非執行董事。李先生亦是中國人民政治協商會議第十屆全國委員會委員，前香港立法會議員兼任立法會政府賬目委員會主席。彼亦為香港會計師公會前會長。

吳亮星，*太平紳士，獨立非執行董事*

吳亮星先生，57歲，於1997年6月獲委任為本公司董事。吳先生為香港九廣鐵路公司管理局成員，現任集友銀行副董事長。

吳先生曾於1988年至1997年獲委任為中英土地委員會中方代表及香港政府土地基金受託人；並於1990年至1998年擔任中南銀行常務董事及香港分行總經理；1992年起擔任香港公益金商業及僱員募捐計劃委員會委員；於1996年起被委任為香港房屋委員會委員。吳先生於1996年至2004年為香港立法會議員。

吳先生自1996年起擔任中銀集團慈善基金董事；1998年擔任強制性公積金計劃諮詢委員會成員；1999年擔任輸入優秀人才計劃遴選委員會委員、香港社會服務聯會執行委員及嶺南大學校董會及諮議會成員。2001年吳先生擔任香港政府漁業發展貸款基金顧問委員會委員，並於同年獲委任為太平紳士。於2004年吳先生榮獲香港政府頒授銀紫荊星章。

楊向東，*獨立非執行董事*

楊向東先生，41歲，於2003年12月獲委任為本公司董事。楊先生是凱雷投資集團董事總經理兼亞洲聯席主管，主要負責亞洲的企業投資業務。

加入凱雷投資集團前，楊先生在高盛集團工作接近10年，身兼亞洲區(除日本外)直接投資主管、董事總經理及高盛(亞洲)管理委員會委員。楊先生領導過多項亞洲最盛名的大型投資專案，包括高盛在韓國最大的國民銀行及中國網通公司的投資。

楊先生畢業於美國哈佛大學，獲得經濟學士及工商管理碩士學位。

楊先生亦為非上市之香港寶途集團國際有限公司及太平洋中國控股公司之董事會成員。

顏福健，*獨立非執行董事*

顏福健先生，43歲，於2005年12月獲委任為本公司董事。顏先生為日本eAccesss Ltd.的創辦人之一，現時為該公司的財務總監。彼畢業於倫敦大學皇家學院並於電訊行業的財務融資業務擁有逾16年經驗。顏先生於1993年加入高盛(日本)並於1999年晉升為董事總經理。

於eAccess Ltd.工作期間，顏先生負責公司多次的私人資本融資及收購合併交易。彼最近被委任為eAccess Ltd.旗下新的流動通訊附屬公司 — eMobile Limited的財務總監。

在加入eAccess Ltd.前，顏先生曾參與日本及亞洲很多電訊業的上市及融資項目。彼於過去10年亦參與很多於日本及亞洲的大型電訊諮詢項目。

營運委員會成員

鄒金根，*科技總裁*

鄒金根先生擁有超過20年電訊經驗，為科技專才。於加盟本集團前，彼於香港電訊CSL任職超過6年，負責無線電網絡策劃及發展的工作。在1995至1996年間，彼曾為電訊管理局無線電頻譜諮詢委員會會員；亦曾為香港中文大學訊息工程學系顧問委員會會員。鄒先生為英國電機工程師學會會員、澳洲工程師學會會員，及英國電機工程師學會特許工程師。彼於香港中文大學畢業，持有電子工程學士學位。

許清儀，*總經理－人力資源*

許清儀小姐於人力資源、行政、銷售營運及物流管理方面，擁有逾20年經驗，曾任職於本地及跨國企業。彼於1995年加盟本集團前，於一間國際性的製造公司服務超過10年，擔任亞太區區域人事經理。許小姐為香港零售管理協會培訓工作小組的委員，且鼎力支持香港浸會大學旗下之人力資源管理學良師益友計劃。許小姐現任電子業及電訊業訓練委員會的會員。彼持有由香港理工學院及香港管理專業協會聯合頒發的人事管理文憑。

葉樹勳，*澳門數碼通行政總裁*

葉樹勳博士擁有逾18年國際電訊業經驗。彼於加盟本集團前，負責英國電訊在亞太區的互聯網及多媒體策略發展，以及處理該公司在區內的投資及業務拓展項目。葉博士持有英國Loughborough University的博士學位，主修數據通訊，並為特許工程師。彼亦為電機工程師學會會員以及電機及電子工程師學會會員。

劉民輝，*創新服務策劃總監*

劉民輝先生擁有逾20年開發電訊產品及服務經驗。於1992年加盟本集團前，彼曾服務於北美洲及香港的流動通訊及固網經營商，擔任多個產品研發的職位。劉先生為英國電機工程師學會會員兼特許工程師，亦為加拿大安大略省專業工程師協會的會員。劉先生持有英國曼徹斯特大學科技學院電機及電子工程學士學位，以及香港城市理工學院管理學高級文憑。

崔志堅，*商業市場總管－商業市場*

崔志堅先生擁有豐富的銷售及市場推廣經驗，尤其熟悉北美、香港及中國市場。於加盟本集團之前，崔先生於施樂企業集團工作逾20年，離職前為富士施樂中國有限公司營運副總裁。崔先生持有加拿大麥馬士打大學經濟學士學位及加拿大約克大學工商管理碩士學位。

衛頌敏，*總經理－市務部（消費市場營運）*

衛頌敏小姐擁有16年銷售及市場推廣的經驗。於加盟本集團之前，衛小姐於美國運通公司亞太澳區域中負責十個國家之互聯網發展及推廣的工作，並管理香港市場之信用卡業務。衛小姐持有美國加州柏克萊大學化學及經濟學士學位及美國紐約哥倫比亞大學商學研究院工商管理碩士學位。

(除每股之金額外以百萬港元列值)

	2006	2005 (重列)	2004 (重列)	2003 (重列)	2002 (重列)
綜合損益表					
收入	**3,779**	3,619	3,367	2,832	2,401
本公司股東應佔溢利	**70**	327	452	366	59
每股盈利($)	**0.12**	0.56	0.77	0.63	0.10
股息					
股息總額	**70**	227	309	2,315	41
本年度每股總額($)	**0.12**	0.39	0.53	0.47	0.07
每股特別現金股息($)	**無**	無	無	3.50	無
綜合資產負債表					
非流動資產	**2,848**	3,529	3,650	2,945	2,968
流動資產淨值	**1,351**	665	484	2,961	2,676
總資產減流動負債	**4,199**	4,194	4,134	5,906	5,644
非流動負債	**(750)**	(704)	(676)	(582)	(521)
少數股東權益	**(23)**	(23)	(21)	(20)	(17)
資產淨值	**3,426**	3,467	3,437	5,304	5,106
股本	**58**	58	58	58	58
儲備	**3,368**	3,409	3,379	5,246	5,048
本公司股東應佔總權益	**3,426**	3,467	3,437	5,304	5,106

附註： 截至2002年、2003年、2004年及2005年6月30日止4個年度各年之業績及於2002年、2003年、2004年及2005年6月30日之資產與負債已予重新編列，以反映採納香港會計師公會發出之香港會計準則第16號、香港會計準則第38號及香港財務報告準則第2號的影響，詳述於綜合財務報表附註3。


And
So·It
is.

致**數碼通電訊集團有限公司**全體股東
(於百慕達註冊成立之有限公司)

本核數師已完成審核第46頁至第98頁之財務報表，該等財務報表乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

編製真實而公平之財務報表乃 貴公司董事之責任。在編製該等真實而公平之財務報表時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任為根據審核之結果，對該等財務報表作出獨立意見，並按照百慕達1981年《公司法》第90條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告之內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之香港審計準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評審董事於編製財務報表時所作之重大估計和判斷，所採用之會計政策是否適合 貴公司與 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等財務報表是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等財務報表所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述財務報表足以真實而公平地顯示 貴公司與 貴集團於2006年6月30日結算時之財務狀況，及 貴集團截至該日止年度之溢利及現金流量，並已按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，2006年8月28日

綜合損益表

截至2006年6月30日止年度
（以港元列值）

	附註	2006 $000	2005 $000 （重列）
流動通訊服務		**2,871,065**	2,634,787
流動電話及配件銷售		**908,150**	984,705
收入	6	**3,779,215**	3,619,492
銷售貨品及提供服務成本	8	**(1,510,161)**	(1,456,340)
毛利		**2,269,054**	2,163,152
其他收益	7	**14,045**	26,419
網絡成本	8	**(575,249)**	(503,300)
員工成本	8	**(367,633)**	(365,588)
銷售及推廣費用		**(252,186)**	(227,986)
租金及水電費用	8	**(128,410)**	(109,507)
其他經營開支	8	**(143,598)**	(125,931)
折舊、攤銷及出售虧損	8	**(710,998)**	(515,255)
經營溢利		**105,025**	342,004
融資收入	9	**56,287**	48,722
融資成本	10	**(69,659)**	(39,806)
除所得税前溢利		**91,653**	350,920
所得税開支	11 (a)	**(7,768)**	(13,705)
除所得税後溢利		**83,885**	337,215
歸於：			
本公司股東		**70,020**	326,944
少數股東權益		**13,865**	10,271
	15	**83,885**	337,215
年內本公司股東應佔溢利之每股盈利 （每股以港元列值）	17		
基本		**$0.12**	$0.56
攤薄		**$0.12**	$0.56
股息	16		
歸於本年		**69,935**	227,288

於2006年6月30日
(以港元列值)

	附註	2006 $000	2005 $000 (重列)
非流動資產			
固定資產	18	**1,924,064**	2,053,039
聯營公司權益	20	**1,812**	29,469
金融投資	21	**72,224**	744,898
無形資產	22	**799,959**	693,710
按金及預付款項－非即期部分	24	**44,296**	—
遞延所得稅資產	27	**5,450**	8,311
		2,847,805	3,529,427
流動資產			
存貨	23	**79,572**	189,100
金融投資	21	**660,237**	390,895
應收營業賬款	24	**151,895**	168,116
按金及預付款項－即期部分	24	**75,291**	117,158
其他應收款項	24	**30,435**	33,528
現金及銀行結存	25	**1,358,660**	765,212
		2,356,090	1,664,009
流動負債			
應付營業賬款	26	**158,225**	137,317
其他應付款項及應計款項	26	**663,530**	708,518
即期所得稅負債	11 (c)	**28,032**	6,956
客戶按金		**26,342**	23,085
遞延收入		**76,434**	72,915
流動通訊服務牌照費負債－即期部分	3 (a), 28	**52,407**	50,000
		1,004,970	998,791
流動資產淨值		**1,351,120**	665,218
總資產減流動負債		**4,198,925**	4,194,645
非流動負債			
資產報廢責任	3 (a)	**38,328**	33,264
流動通訊服務牌照費負債－非即期部分	3 (a), 28	**572,817**	511,940
遞延所得稅負債	27	**138,443**	158,393
資產淨值		**3,449,337**	3,491,048
資本及儲備			
股本	29	**58,279**	58,279
儲備		**3,367,263**	3,409,247
本公司股東應佔總權益		**3,425,542**	3,467,526
少數股東權益		**23,795**	23,522
總權益		**3,449,337**	3,491,048

郭炳聯
董事
2006年8月28日

黎大鈞
董事
2006年8月28日

2006年6月30日
（以港元列值）

	附註	2006 $000	2005 $000
非流動資產			
於附屬公司投資	19 (a)	**939,189**	939,189
流動資產			
應收一間附屬公司款項	19 (b)	**2,906,707**	2,906,707
預付款項	24	**173**	87
其他應收款項	24	**1,690**	3,493
現金及銀行結存	25	**319,957**	325,333
		3,228,527	3,235,620
流動負債			
應付一間附屬公司款項	19 (c)	**397,921**	300,204
其他應付款項及應計款項	26	**1,540**	1,616
		399,461	301,820
流動資產淨值		**2,829,066**	2,933,800
資產淨值		**3,768,255**	3,872,989
股本及儲備			
股本	29	**58,279**	58,279
儲備		**3,709,976**	3,814,710
本公司股東應佔總權益		**3,768,255**	3,872,989

郭炳聯
董事
2006年8月28日

黎大鈞
董事
2006年8月28日

截至2006年6月30日止年度
（以港元列值）

	附註	2006 $000	2005 $000 （重列）
經營業務之現金流量			
除所得税前溢利		**91,653**	350,920
就以下各項作出調整：			
折舊	18	**483,260**	450,712
無形資產之攤銷	22	**224,611**	64,092
出售固定資產之虧損（下文附註）		**3,127**	451
回撥應收一間聯營公司款項之撥備		**—**	(26,419)
可供出售金融資產之減值虧損		**12,632**	6,531
融資收入		**(56,287)**	(48,722)
融資成本		**69,659**	39,806
確認以股份支付之款項		**4,281**	6,423
匯兑虧損		**5,735**	5
		838,671	843,799
營運資金變動			
存貨減少／（增加）		**109,528**	(64,870)
應收營業賬款、按金、預付款項及其他應收款項之減少		**15,482**	12,357
應付款項、應計款項、客戶按金及遞延收入之增加		**95,744**	58,665
經營業務產生之現金		**1,059,425**	849,951
已付利息		**(78)**	(522)
已付所得税		**(3,780)**	—
經營業務產生之現金淨額		**1,055,567**	849,429
投資活動之現金流量			
購買固定資產所支付之款項		**(470,546)**	(692,749)
出售固定資產所得之款項（下文附註）		**2,120**	8,199
就可供出售金融資產支付之款項		**(3,900)**	(7,800)
流動通訊服務牌照費支付之款項		**(50,000)**	(50,000)
出售持至到期日之債務證券所得之款項	21 (c)	**379,922**	467,800
增加手機補貼		**(283,598)**	(69,024)
已收利息		**66,997**	66,756
投資活動所用之現金淨額		**(359,005)**	(276,818)

截至2006年6月30日止年度
(以港元列值)

	附註	2006 $000	2005 $000 (重列)
融資活動之現金流量			
聯營公司償還貸款之所得款項		**27,657**	—
償還來自少數股東權益之貸款		**(5,437)**	(8,156)
抵押銀行存款之減少／(增加)		**6,622**	(1,919)
新增銀行貸款所得之款項		**—**	170,000
償還銀行貸款		**—**	(320,000)
向本公司股東支付股息		**(116,558)**	(303,051)
向少數股東權益支付股息		**(8,155)**	—
融資活動所用之現金淨額		**(95,871)**	(463,126)
現金及現金等價物之增加淨額		**600,691**	109,485
於7月1日之現金及現金等價物		**437,673**	328,188
匯率變動之影響		**166**	—
於6月30日之現金及現金等價物	25	**1,038,530**	437,673

於綜合現金流量表內，出售固定資產所得之款項包括：

	2006 $000	2005 $000
已出售固定資產之賬面淨值(附註18)	**5,247**	8,650
出售固定資產之虧損	**(3,127)**	(451)
出售固定資產所得之款項	**2,120**	8,199

截至2006年6月30日止年度
(以港元列值)

	歸於本公司股東						少數股東權益	總額
	股本	資本贖回儲備	繳入盈餘	僱員股份報酬儲備	外匯儲備	保留溢利		
	$000	$000	$000	$000	$000	$000	$000	$000
本集團								
於2004年7月1日，過往呈報為權益	58,331	2,638	2,371,112	—	26	1,033,843	—	3,465,950
於2004年7月1日，過往獨立呈報為少數股東權益	—	—	—	—	—	—	21,407	21,407
就採納香港會計準則第16號作出之過往年度調整	—	—	—	—	—	(11,211)	—	(11,211)
就採納香港會計準則第38號作出之過往年度調整	—	—	—	—	—	(17,500)	—	(17,500)
就採納香港財務報告準則第2號作出之過往年度調整	—	—	—	4,160	—	(4,160)	—	—
於2004年7月1日，重列	58,331	2,638	2,371,112	4,160	26	1,000,972	21,407	3,458,646
註銷已購回股份	(52)	52	—	—	—	—	—	—
支付2004年之末期股息	—	—	—	—	—	(192,321)	—	(192,321)
支付2005年之中期股息	—	—	—	—	—	(110,730)	—	(110,730)
匯兑差額	—	—	—	—	(29)	—	—	(29)
僱員股份報酬	—	—	—	6,423	—	—	—	6,423
償還貸款	—	—	—	—	—	—	(8,156)	(8,156)
年內溢利	—	—	—	—	—	326,944	10,271	337,215
於2005年6月30日	58,279	2,690	2,371,112	10,583	(3)	1,024,865	23,522	3,491,048

截至2006年6月30日止年度
(以港元列值)

	歸於本公司股東						少數股東權益	總額
	股本	資本贖回儲備	繳入盈餘	僱員股份報酬儲備	外匯儲備	保留溢利		
	$000	$000	$000	$000	$000	$000	$000	$000
本集團								
於2005年7月1日，過往呈報為權益	58,279	2,690	2,371,112	—	(3)	1,069,601	—	3,501,679
於2005年7月1日，過往獨立呈報為少數股東權益	—	—	—	—	—	—	23,522	23,522
就採納香港會計準則第16號作出之過往年度調整	—	—	—	—	—	(14,387)	—	(14,387)
就採納香港會計準則第38號作出之過往年度調整	—	—	—	—	—	(19,766)	—	(19,766)
就採納香港財務報告準則第2號作出之過往年度調整	—	—	—	10,583	—	(10,583)	—	—
於2005年7月1日，重列	58,279	2,690	2,371,112	10,583	(3)	1,024,865	23,522	3,491,048
支付2005年之末期股息	—	—	—	—	—	(116,558)	—	(116,558)
匯兑差額	—	—	—	—	273	—	—	273
僱員股份報酬	—	—	—	4,281	—	—	—	4,281
支付2006年之中期股息予少數股東權益	—	—	—	—	—	—	(8,155)	(8,155)
償還貸款	—	—	—	—	—	—	(5,437)	(5,437)
年內溢利	—	—	—	—	—	70,020	13,865	83,885
於2006年6月30日	**58,279**	**2,690**	**2,371,112**	**14,864**	**270**	**978,327**	**23,795**	**3,449,337**

本公司	股本 $000	資本 贖回儲備 $000	繳入盈餘 $000	保留溢利 $000	總額 $000
於2004年7月1日	58,331	2,638	3,110,301	997,377	4,168,647
註銷已購回股份	(52)	52	—	—	—
支付2004年之末期股息	—	—	—	(192,321)	(192,321)
支付2005年之中期股息	—	—	—	(110,730)	(110,730)
年內溢利	—	—	—	7,393	7,393
於2005年6月30日	58,279	2,690	3,110,301	701,719	3,872,989
於2005年7月1日	58,279	2,690	3,110,301	701,719	3,872,989
支付2005年之末期股息	—	—	—	(116,558)	(116,558)
年內溢利	—	—	—	11,824	11,824
於2006年6月30日	**58,279**	**2,690**	**3,110,301**	**596,985**	**3,768,255**

根據1981年百慕達公司法(經修訂)，繳入盈餘賬乃可分派予股東。

1 一般資料

數碼通電訊集團有限公司(「本公司」)及其附屬公司(統稱「本集團」)主要於香港及澳門從事提供流動通訊服務，以及銷售流動電話及配件。

本公司為於百慕達註冊成立之有限公司。其總辦事處及主要營業地點位於香港九龍觀塘觀塘道378號創紀之城二期31樓。

本公司的股份主要在香港聯合交易所有限公司上市。

本綜合財務報表以港幣千元列值(除非另有說明)。本綜合財務報表已於2006年8月28日獲董事會批准刊發。

2 主要會計政策概要

編製本綜合財務報表所採用之主要會計政策載於下文。除另有說明外，該等政策已在所有呈報年度貫徹採用。

3 編製基準

本公司之綜合財務報表乃按照香港財務報告準則編製。除若干金融資產及金融負債以公平值列賬外，綜合財務報表乃按歷史成本常規法編製。

編制符合香港財務報告準則的財務報表需要使用若干關鍵會計估算。同時需要管理層在應用本公司會計政策過程中，行使其判斷。涉及高度的判斷或高度複雜性的範疇，或涉及對綜合財務報表屬重大假設和估算的範疇，在附註4中披露。

a 採納新訂／經修訂香港財務報告準則

截至2006年6月30日止年度，本集團採納以下與其經營業務有關之新訂／經修訂香港財務報告準則之準則及詮釋。截至2005年6月30日止年度之比較數字已根據相關規定作出所需修訂。

香港會計準則第1號	財務報表之呈列
香港會計準則第2號	存貨
香港會計準則第7號	現金流量表
香港會計準則第8號	會計政策、會計估算更改及錯誤更正
香港會計準則第10號	結算日後事項
香港會計準則第12號	所得稅
香港會計準則第14號	分類呈報
香港會計準則第16號	物業、機器及設備
香港會計準則第17號	租賃
香港會計準則第18號	收入
香港會計準則第19號	僱員福利
香港會計準則第21號	匯率變更之影響
香港會計準則第23號	借貸成本

3 編製基準 *(續)*

a 採納新訂／經修訂香港財務報告準則 *(續)*

香港會計準則第24號	關連人士披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第28號	聯營公司投資
香港會計準則第32號	金融工具：披露及呈報
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第37號	撥備、或然負債及或然資產
香港會計準則第38號	無形資產
香港會計準則第39號	金融工具：確認及計量
香港會計準則第39號(修訂本)	金融資產及金融負債之過渡及初步確認
香港財務報告準則第2號	以股份支付之款項

採納新訂／經修訂香港會計準則第1、2、7、8、10、12、14、17、18、19、21、23、24、27、28、33、36及37號對本集團之會計政策並無構成重大轉變。總括而言：

- 香港會計準則第1號對少數股東權益、所佔聯營公司除稅後業績淨額及其他披露之呈列構成影響。

- 香港會計準則第2、7、8、10、12、14、17、18、19、23、27、28、33、36及37號對本集團之政策並無構成重大影響。

- 香港會計準則第21號對本集團之政策並無構成重大影響。各綜合實體之功能貨幣已按經修訂準則之指引重新評估。所有本集團實體均以相同功能貨幣作為各實體之財務報表之呈列貨幣。功能貨幣有別於呈列貨幣之實體按經修訂準則之指引換算。

- 香港會計準則第24號對關連人士之身分及若干其他關連人士之披露構成影響。

採納香港會計準則第16號導致有關根據報廢責任之公平值而確認固定資產及負債之會計政策出現變動。

採納香港會計準則第32及39號導致有關確認、計量、終止確認及披露綜合金融工具方面之會計政策出現變動。自採納香港會計準則第32及39號起，金融資產分類為貸款及應收款項，持至到期日之債務證券及可供出售金融資產。分類乃取決於所持投資項目之意向。持至到期日之債務證券以攤銷成本於綜合資產負債表列賬。持至到期日之債務證券之利息收入採納實際利率法計算。在交投活躍市場上報價之可供出售金融資產按公平值計算，而公平值之變動於投資重估儲備確認。並非在交投活躍市場上報價之可供出售金融資產則按成本扣除減值計算。貸款及應收款項以攤銷成本在綜合資產負債表列賬。

採納香港會計準則第39號亦導致須將與發射站、交換中心、店舖及辦公室有關之租賃按金按公平值確認為金融資產。因此，上述按金之面值與公平值之差額將作為預付經營租賃開支。預付款項其後將按發射站、交換中心、店舖及辦公室各自之剩餘租賃年期攤銷，而租賃按金於剩餘租賃年期內，視作產生利息收入。

3 編製基準 *(續)*

a 採納新訂／經修訂香港財務報告準則 *(續)*

採納香港會計準則第38號導致就確認使用頻譜牌照之權利所支付之費用及專營權費之會計政策有變。該權利被視為一項無形資產，賦予提供服務之權利，而非使用可識別資產之權利。為釐定該無形資產，本公司已採納香港會計準則第39號「金融工具：確認及計量」，以確認最低年費及專營權費，原因是該等年費及收費構成交收現金之合約責任，所以應視為金融負債，並初步以公平值計算。因此，最低年費連同投入商業運作前之應計利息列為無形資產，於資產可供擬定用途日期起之餘下牌照有效期內以直線法攤銷。利息按尚未繳付之最低年費累計，並於投入商業運作後在綜合損益表以融資成本列賬。除最低年費外，浮動年費(如有)於產生時在綜合損益表確認。此項會計政策之變動已追溯應用。

採納香港財務報告準則第2號導致以股份支付之款項相關會計政策出現變動。於2005年6月30日前，向僱員授出之購股權毋須於綜合損益表中確認為開支。自2005年7月1日起，本集團將購股權之成本於綜合損益表中確認為開支。根據過渡性條文，於2002年11月7日後授出而於2005年7月1日尚未歸屬之購股權成本，乃以追溯方式於相關期間之綜合損益表中列為開支。

所有會計政策變動均按照相關準則之過渡條款作出變動，而本集團所採納之所有準則均須作出追溯性應用，惟以下所列者除外：

- 香港會計準則第39號－不允許追溯確認、終止確認及計量金融資產及負債。截至2005年6月30日止年度之比較數據，本集團乃採納前會計實務準則第24號「投資證券之會計」，並於2005年7月1日釐定及確認因會計實務準則第24號與香港會計準則第39號之會計處理差異而須作出之調整；

- 香港財務報告準則第2號－僅限於2002年11月7日後授出而於2005年7月1日尚未歸屬之所有股本工具須作出追溯性應用。

3 編製基準 *(續)*

a 採納新訂／經修訂香港財務報告準則 *(續)*

(i) 採納香港會計準則第16號導致：

	於6月30日	
	2006	2005
	$000	$000
固定資產增加	**15,574**	15,823
其他資產增加	**3,982**	3,054
負債增加	**38,328**	33,264
保留溢利減少	**18,772**	14,387

	截至6月30日止年度	
	2006	2005
	$000	$000
股東應佔溢利減少	**4,385**	3,177
每股基本盈利減少($)	**0.01**	0.01
每股攤薄盈利減少($)	**0.01**	0.01

(ii) 採納香港會計準則第32及39號導致：

- 於2005年7月1日，將全部「非買賣證券」重新歸類為「可供出售金融資產」或「貸款及應收款項」；及

- 由2005年7月1日起，以攤銷成本按實際利率法取代直線法重列持至到期日之債務證券。

	於6月30日	
	2006	2005
	$000	$000
可供出售金融資產增加	**40,281**	—
持至到期日之債務證券增加	**692,180**	—
非買賣證券減少	**732,461**	—

3 編製基準（續）

a 採納新訂／經修訂香港財務報告準則（續）

(iii) 採納香港會計準則第39號導致：

	於6月30日	
	2006	2005
	$000	$000
預付經營租賃開支增加—非流動資產(a)	**7,199**	—
租賃按金增加—非流動資產(a)	**37,097**	—
預付經營租賃開支增加—流動資產(b)	**1,058**	—
租賃按金減少—流動資產(b)	**45,354**	—

a 於綜合資產負債表分類為「按金及預付款項—非即期部分」。

b 於綜合資產負債表分類為「按金及預付款項—即期部分」。

(iv) 採納香港會計準則第38號導致：

	於6月30日	
	2006	2005
	$000	$000
無形資產增加	**585,808**	642,637
固定資產減少	**130,900**	146,462
負債增加	**523,591**	515,941
保留溢利減少	**68,683**	19,766

	截至6月30日止年度	
	2006	2005
	$000	$000
股東應佔溢利減少	**48,917**	2,266
每股基本盈利減少($)	**0.08**	—
每股攤薄盈利減少($)	**0.08**	—

3 編製基準（續）

a 採納新訂／經修訂香港財務報告準則（續）

(v) 採納香港財務報告準則第2號導致：

	於6月30日	
	2006	2005
	$000	$000
僱員股份報酬儲備增加	**14,864**	10,583
保留溢利減少	**14,864**	10,583

	截至6月30日止年度	
	2006	2005
	$000	$000
股東應佔溢利減少	**4,281**	6,423
每股基本盈利減少($)	**0.01**	0.01
每股攤薄盈利減少($)	**0.01**	0.01

本集團並無提早採納以下已發出但於2006年7月1日或之後開始之會計期間或較後期間須遵守之新準則及現有準則之修訂及詮釋：

香港會計準則第1號（修訂本）	財務報表之呈列－資本披露
香港會計準則第19號（修訂本）	僱員福利－精算損益、集團計劃及披露
香港會計準則第21號（修訂本）	於海外業務之投資淨額
香港會計準則第39號（修訂本）	預測集團內公司間交易之現金流量對沖會計處理法
香港會計準則第39號（修訂本）	公平值購股權
香港會計準則第39號及香港財務報告準則第4號（修訂本）	財務擔保合約
香港財務報告準則第1號（修訂本）	首次採納香港財務報告準則
香港財務報告準則第7號	金融工具：披露
香港財務報告準則－詮釋第4號	確定一項協定是否包含租賃

3 編製基準(續)

b 綜合賬目

綜合財務報表包括本公司及其所有附屬公司截至6月30日之財務報表。

附屬公司指本集團有權控制其財務及營運政策之實體，一般附帶超過半數投票權之股份。

附屬公司由控制權轉移到本集團當日起全面綜合計算，並於控制權終止當日起不再綜合計算。

集團內公司間之交易、交易結餘及交易之未實現收益予以抵銷。未變現虧損亦會抵銷，惟會視為已轉讓資產減值之減值指標。附屬公司之會計政策已按需要作出更改，以確保與本集團採用之政策符合一致。

出售一間附屬公司之收益或虧損，指銷售收益與本集團所佔其淨資產之差額，連同任何先前未於綜合損益表中扣除或確認之未攤銷或已撥入儲備之商譽，以及任何有關之累計外幣匯兑儲備。

少數股東權益指外界股東於經營業績及附屬公司之資產淨額中之權益。

本公司之綜合資產負債表中，於附屬公司之投資乃按成本扣除減值虧損撥備列賬。附屬公司業績由本公司按已收及應收之股息入賬。

c 聯營公司

聯營公司指一間本集團對其有重大影響力而無控制權之實體，通常附帶有20%至50%投票權之股權。於聯營公司投資以權益會計法入賬，並按成本作初步確認。

本集團應佔收購後聯營公司之溢利或虧損於綜合損益表內確認，而應佔收購後儲備之變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。倘本集團應佔一間聯營公司之虧損相等於或超過其於該聯營公司之權益，包括任何其他無抵押應收款項，則本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易之未實現收益按本集團於聯營公司權益之數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司之會計政策已按需要作出更改，以確保與本集團採用之政策符合一致。

本公司之綜合資產負債表中，於聯營公司投資乃按成本扣除減值虧損撥備列賬。聯營公司之業績由本公司按已收及應收股息入賬。

3 編製基準 *(續)*

d 分部報告

業務分部指從事提供產品或服務之一組資產和業務，其產品或服務風險和回報與其他業務分部不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務風險和回報與於其他經濟環境中營運之分部不同。

e 外幣換算

(i) 功能及呈報貨幣

本集團各實體之財務報表所列項目均採納該實體經營所在之主要經濟環境之通用貨幣(「功能貨幣」)為計算單位。綜合財務報表以港元列值，而本公司之功能及列賬貨幣均為港元。

(ii) 交易及結餘

外幣交易乃按交易當日之匯率兌換為功能貨幣。因上述交易結算及按結算日匯率兌換以外幣列值之貨幣資產及負債而產生之匯兌損益，均列入綜合損益表。

以外幣為單位及被分類為可供出售證券之貨幣證券之公平值變動將在其證券攤銷成本變動產生之匯兌差額及其他證券賬面值變動之間予以分析。匯兌差額會在損益表內確認，而其他賬面值之變動則在權益賬中確認。

非貨幣金融資產及負債之匯兌差額均列作公平值收益或虧損之部份。非貨幣金融資產之匯兌差額(如歸類為可供出售金融資產之股本工具等)則列入權益賬之公平值儲備。

(iii) 集團公司

所有功能貨幣與呈報貨幣不一致之集團實體(全部均無極高通脹經濟體系之貨幣)，其業績及財務狀況均以下列方式換算為呈報貨幣：

a. 於各結算日，在各綜合資產負債表所呈列之資產及負債均按該結算日之收市匯率換算；

b. 各綜合損益表之收入及開支均按平均匯率換算(除非該平均匯率不足以合理地估計交易當日通行匯率之累計影響，如屬這種情況，收入及開支則於交易當日換算)；及

c. 所有因此而產生之匯兌差額會分開確認為權益之個別組成部分。

在綜合賬目時，因換算於海外業務之投資淨額、借貸及折算被指定為該等投資之其他貨幣工具而產生之匯兌差額均計入本公司股東權益內。當出售海外業務時，有關匯兌差額於綜合損益表內確認為出售之部分收益或虧損。

3 編製基準(續)

f 無形資產

無形資產在綜合資產負債表內以成本減累計攤銷(倘估計可使用年期並非無限期)再減去減值虧損(如附註3(i)所述)後列賬。

(i) 流動通訊服務牌照費

流動通訊傳送者牌照，給予於香港建立及維持電訊網絡及提供流動通訊服務之權利，被列為無形資產。獲頒第三代流動通訊服務牌照(「3G牌照」)及全球流動通訊系統牌照(「GSM牌照」)續牌後，所產生之成本(即15年牌照期間應付最低年費之貼現值及籌備資產作擬定用途而直接應佔之成本)與相關責任一併入賬。攤銷乃於資產可作擬定用途當日起計之剩餘牌照期間以直線法計提撥備。

貼現值與最低年費付款總額之差額為融資實際成本，因此，該差額於資產可作擬定用途前之期間撥充作資本，列為無形資產之一部分，與附註3(o)所載之借貸成本政策相符。於資產可作其擬定用途當日後，有關融資成本將於其產生年度於綜合損益表扣除。

除最低年費外，浮動年費(如有)將於產生時在綜合損益表確認。

(ii) 手機補貼

向客戶提供之手機補貼予以遞延，以直線法於最短可執行合約期內攤銷。倘客戶於最短可執行合約期完結前終止合約，未攤銷之手機補貼會於終止合約時撇賬。

g 固定資產

固定資產以歷史成本扣除累積折舊及累積減值虧損後列賬。歷史成本包括收購該等項目直接產生之開支。

其後成本只有於與該項目之相關未來經濟利益有可能流入本集團時，而該項目之成本能可靠計算時，相關成本方能計入資產之賬面值或確認為獨立資產(如適用)。所有其他維修及保養費用均在其產生之財務期間內於綜合損益表支銷。

固定資產之折舊按估計可使用年期，以直線法將其成本攤銷至其剩餘價值計算。所採用之主要每年折舊率如下：

租賃土地及樓宇	按租賃年期
租賃物業裝修	按租賃年期
網絡及測試設備	10%-50%
電腦、發單及辦公室電話設備	20%-33¹/₃%
其他固定資產	20%-33¹/₃%

網絡之成本包括數碼流動無線電話網絡資產及設備之購入成本。網絡之折舊從其啟用之日期起開始計算。

3 編製基準 *(續)*

g 固定資產 *(續)*

在建造網絡之任何部分，包括其中之設備，均並無作出折舊撥備。

其他固定資產包括汽車、設備、傢具及裝置。

資產之賬面值及可使用年期均會於各結算日予以檢討，並作出調整(如適用)。

倘若資產賬面值高於其估計可收回金額，資產賬面值會即時撇減至其可收回金額(附註3(i))。

出售之損益按出售所得款項與賬面值之比較釐定，並計入綜合損益表。

h 租賃資產

由承租人承擔所有權之絕大部分相關風險及報酬之資產租賃，歸類為融資租賃。出租人並未轉讓所有權之全部相關風險及報酬之資產租賃，則歸類為經營租賃。

(i) 以融資租賃購入之資產

倘本集團以融資租賃獲得資產使用權，會以相當於租賃資產公平值，或最低租賃付款額之現值(以較低之數額)列為固定資產，而相應負債(扣除融資費用)則列為融資租賃承擔。租賃付款隱含之融資成本於租賃期內計入綜合損益表，以於各會計期間餘下負債產生固定之費用比率。

以融資租賃持有之資產按資產之估計可使用年期或租約期(以兩者之較短者)計算折舊。減值虧損根據附註3(i)所載之會計政策入賬。

(ii) 經營租賃費用

倘本集團根據經營租賃使用資產，則租金付款會於租賃期間內按直線法於綜合損益表扣除，除非有其他計算基準可更有代表性地計算來自租賃資產之收益模式。所收取之租賃獎勵金於綜合損益表中確認，作為租金淨付款總額之一部分。

i 非金融資產減值

並無可使用年期之資產毋須攤銷，惟須至少每年評估減值，且於發生若干事件或情況有變，而顯示賬面值未必可收回時，亦須評估該資產之減值。至於須作攤銷之資產，則於發生若干事件或情況有變，而顯示賬面值未必可收回時，進行減值檢討。減值虧損按資產之賬面值超出可收回金額之差額確認。可收回金額為資產之公平值減出售成本或使用價值(以兩者之較高者)計算。為方便評估減值，資產按可分開辨認之現金流量(現金產生單位)之最低水平分類。除商譽以外，金融資產出現減值跡象，則須於每個報告日期審查其可能出現之減值撥回。

3 編製基準（續）

j 金融資產

2004年7月1日至2005年6月30日期間：

本集團將其證券投資（附屬公司及聯營公司除外）歸類為非買賣證券及持至到期日之債務證券。

(i) 非買賣證券

持作非買賣用途之投資按成本減任何減值虧損撥備入賬。

個別投資之賬面值均於各結算日檢討，以評估其公平值是否已下跌至低於其賬面值。如下跌並非短期性，則有關證券之賬面值須減至其公平值。減值虧損於綜合損益表中列作開支。當導致撇減之情況及事件終止，而且有可靠證據證明此新情況及事件很可能於可見將來維持下去，減值虧損便會撥回綜合損益表中。

(ii) 持至到期日之債務證券

擬持至到期日之債務證券，在綜合資產負債表內按成本值加或減任何截至該日止未攤銷之折讓或溢價列賬。購入之折讓或溢價於截至到期日之期間攤銷，並在綜合損益表中列作利息收入項目。當出現非短期性減值時會作出撥備。

自2005年7月1日起：

本集團將其金融資產分為以下類別：貸款及應收款項、持至到期日之債務證券及可供出售金融資產。分類乃視乎購入金融資產之目的而定。管理層於初步確認時決定其金融資產分類，並於各報告日期重新評估該分類。

(i) 貸款及應收款項

貸款及應收款項為並非於交投活躍市場報價而具備固定或可釐定款項之非衍生工具金融資產。此等款項包括於流動資產內，惟不包括到期日為結算日起計12個月後者。該等款項會列作非流動資產。貸款及應收款項於綜合資產負債表以「應收營業及其他應收款項」列賬（附註3(l)）。

(ii) 持至到期日之債務證券

持至到期日之債務證券指有固定或可釐定之付款金額，有固定到期日且本集團管理層有明確意向及能力持有至到期日之非衍生工具金融資產。倘若本集團出售持至到期日之金融資產（除數量小外），則整個類別將會更改，並將重新歸類為可供出售金融資產。持至到期日之金融資產乃列入非流動資產，惟到期日少於結算日起計12個月者則列為流動資產。

3 編製基準 *(續)*

j 金融資產 *(續)*

(iii) 可供出售金融資產

可供出售金融資產為指定於此類別或不列入其他類別之非衍生工具。除非管理層有意於結算日期起計12個月內將有關投資出售，否則應列入非流動資產。

定期投資買賣乃於交易日(即本集團承諾買賣該資產當日)確認。就所有並非按公平值列入損益表之金融資產，其初步投資額按公平值加交易成本確認。當收取該等投資現金流量之權利已到期或已轉讓，或本集團已大致上將擁有權之所有風險及回報轉移，則會終止確認該等投資。可供出售金融資產其後按公平值列賬。貸款及應收款項及持有至到期日之債務證券均以實際利率法按攤銷成本列賬。

以外幣列值並分類為可供出售之貨幣證券之公平值變動，會按因證券之攤銷成本變動及證券賬面值之其他變動所產生之匯兌差額予以分析。匯兌差額於綜合損益表確認，而賬面值之其他變動則在權益賬確認。分類為可供出售之貨幣證券及分類為可供出售之非貨幣證券之公平值變動均於權益賬確認。

倘分類為可供出售之證券售出或出現減值時，其於權益賬確認之累計公平值調整將以「投資證券之收益及虧損」計入綜合損益表。按實際利息法計算之可供出售證券利息，於綜合損益表確認。於本集團確立收款之權利時，可供出售股本工具之股息於綜合損益表確認。

報價投資之公平值乃根據現行買盤價計算。倘某金融資產之市場並不活躍，及就非上市證券而言，本集團會採用估值技巧釐定公平值，該等技巧包括採納近期市場交易、參考其他大致相同之工具、現金流量貼現分析及購股權定價模式，並盡量使用市場數據及盡量減少依賴實體之特定數據。

本集團於各結算日評估是否有客觀證據證明某金融資產或某組金融資產出現減值。就分類為可供出售金融資產之股本證券而言，在決定有關證券有否減值時，須考慮該證券之公平值有否大幅或長期下跌至低於其成本；倘有任何有關證券出現減值之證據，累計虧損(按購入成本與現行公平值之差額，減過往曾於綜合損益表中確認之任何減值虧損)會自權益賬扣除並於綜合損益表確認。於綜合損益表確認之股權工具減值虧損不能從綜合損益表中撥回。貿易應收賬款之減值檢測載於附註3(l)。

3 編製基準*(續)*

k 存貨

存貨包括手機及配件，乃以成本及可變現淨值之較低者列賬。成本以加權平均數基準計算。可變現淨值乃按於日常業務過程中之預期銷售價，減適用之變動銷售費用。

l 應收營業及其他應收款項

應收營業及其他應收款項初步按公平值確認，其後以實際利率法按已攤銷成本減任何減值撥備計算。應收營業及其他應收款項之減值撥備，於出現客觀證據顯示本集團將無法按應收款項之原有條款收回所有到期金額時確立。債務人出現嚴重財政困難、債務人可能會破產或進行財務重組，以及拖欠或懈怠付款，均被視為應收營業賬款已減值之指標。撥備金額為資產賬面值與估計未來現金流量之現值(按實際利率貼現計算)間之差額。撥備金額於綜合損益表之「其他經營開支」中確認。

m 現金及現金等價物

於現金流量表中，現金及現金等價物包括現金存款、手頭現金、存放於銀行及其他財務機構之活期存款，以及短期而流動性極高之投資項目。該等投資必須易於轉換為已知之現金數額，價值變動風險極小及於購入後3個月內到期。現金及現金等價物亦包括須於通知時償還並構成本集團現金管理一部分之銀行透支。銀行透支乃列入綜合資產負債表中流動負債下之借貸內。

n 股本

普通股乃歸類為權益。

與發行新股或購股權直接相關之遞增成本於扣除税項後於權益中列為所得款項之減項。

o 借貸

借貸初步按公平值扣除所產生交易成本確認。交易成本為收購、發行或出售金融資產或金融負債時直接產生之遞增成本，包括向代理商、顧問、經紀及交易商支付之費用及佣金、監管機構及證券交易所之徵費及過戶登記税項及税款。借貸其後按攤銷成本列賬；所得款項(扣除交易成本)與贖回價值間之任何差額則於借貸期內按實際利率法於綜合損益表中確認。

除非本集團擁有無條件權利，可延遲償還負債至結算日後至少12個月或以上，否則借貸應歸類為流動負債。

3 編製基準*（續）*

p 遞延所得稅

遞延所得稅採用負債法就資產與負債之稅基與其在賬務報表之賬面值兩者之暫時差額作全數撥備。然而，倘遞延所得稅乃因進行一項不影響會計或應課稅溢利或虧損之交易時，初步確認該項交易（業務合併除外）之資產或負債而產生，則遞延所得稅不予入賬。遞延所得稅以於結算日已頒佈或實質上已頒佈，及預期於相關遞延所得稅資產變現或遞延所得稅負債清償時適用之稅率（及稅法）釐定。

遞延稅項資產之確認，以估計未來有足夠應課稅溢利扣減暫時差額為限。

遞延所得稅乃就附屬公司及聯營公司投資產生之暫時差額而撥備，惟倘本集團可以控制暫時差額之撥回時間及暫時差額可能在可見未來不會撥回則除外。

q 撥備

當本集團因過往事件而須負上現時之法律或推定責任，很可能需要消耗資源以履行責任，及有關金額能可靠估計時，會確認撥備。未來營運虧損不予確認撥備。

如有多項類似責任，於釐定其需流出資源以結清責任之可能性時，會整體考慮該責任類別。即使在同一責任類別所包含之任何一個項目相關之資源流出之可能性極低，仍須確認撥備。

撥備乃按預期需用作清償責任開支以稅前比率計算之現值衡量，其反映當時市場對金錢之時間值及該責任之特定風險評估。因時間之流逝而增加之撥備確認為利息開支。

3 編製基準 *(續)*

r 僱員福利

(i) 僱員之假期福利

僱員之年假權益於僱員應獲得假期時確認。截至結算日止，就僱員已提供服務而產生之年假之估計負債作出撥備。

僱員之病假、產假、陪產假及婚假福利於其休假時方予確認。

(ii) 花紅計劃

本集團按照特定計算方法就花紅確認負債及開支，該計算方法已考慮本公司股東應佔溢利並作出若干調整。於出現合約責任或過往慣例引致推定責任時，本集團即確認撥備。

(iii) 退休福利

本集團為其僱員設有已界定供款退休計劃(包括強制性公積金)，其資產一般由獨立信託管理基金持有。有關計劃一般由本集團相關公司供款撥付。

已界定供款計劃包括香港強制性公積金計劃條例規定作出強制性供積金之供款，於產生時在綜合損益表內確認為支出。

(iv) 股份報酬

本集團設有一項以股權結算，以股份報酬之計劃。就僱員提供服務而授予之購股權之公平值確認為開支。將於歸屬期內列作開支之總金額乃參考所授予購股權之公平值釐定(不包括任何非市場性質之歸屬條件所產生之影響，如盈利能力及銷售額增長指標)。在假定預期可予以行使之購股權數目時，亦連同非市場性質之歸屬條件一併考慮。於各結算日，該實體調整對預期可予以行使之購股權數目所作之估計，並在綜合損益表確認調整原來估計所產生之影響(如有)，及於餘下歸屬期內對股本作出相應調整。

已收款項(扣除任何直接應計交易成本)在行使購股權時撥入股本(面值)及股份溢價。

3 編製基準 *(續)*

s 或然資產及負債

或然資產指因已發生事件而可能產生之資產，此等資產僅須就某一宗或多宗事件會否發生才能確認，而本集團並不能完全掌控該(等)事件。

或然資產不會獲確認，但會於可能出現經濟利益流入時，在財務報表附註中披露。於實質確定可產生經濟效益時，有關資產方獲確認為資產。

或然負債指因已發生事件而可能引起之責任，此等責任需就某一宗或多宗事件會否於未來發生才能確認，而本集團並不能完全控制該等未來事件會否實現。或然負債亦可能是因已發生事件所引起之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠地衡量而未有入賬。

或然負債不會獲確認，但會在財務報表附註中披露。倘消耗資源之可能性改變導致可能出現資源，此等負債將被確認為撥備。

t 收入確認

收入包括本集團於日常業務過程中出售貨品之已收或應收代價之公平值。收入在扣除退貨及折扣，以及對銷集團內部銷售後列示。

收入於綜合損益表確認如下：

(i) 銷售貨品

銷售貨品之收入在擁有權之風險及報酬已轉移至買家時，即於貨品付運至客戶及所有權轉移，以及合理確保有關應收款項可收回時予以確認。

(ii) 流動通訊服務

來自流動通訊服務之收入乃按本集團之流動通訊網絡及設備之用量計算，並於提供服務時確認。而標準服務計劃預先發單之流動電話服務收入則予以遞延，並包括在遞延收入內。

(iii) 利息收入

利息收入採納實際利率法按時間比例基準確認。倘應收款項出現減值，本集團會將賬面值減至其可收回款額，即估計未來現金流量按該工具之原定實際利率貼現之數額，並繼續解除貼現作為利息收入。

(iv) 股息收入

股息收入乃於收取權確立後確認。

u 股息分派

當本公司股東批准股息之期間，向本公司股東分派之股息於本集團財務報表內確認為負債。

3 編製基準 *(續)*

v 關連人士
就該等財務報表而言，倘本集團有權直接或間接控制某方，或可對某方之財務及營運決策發揮重大影響力(或其對本集團之財務和營運決策發揮重大影響力)，或相反，倘本集團及某方均受共同控制或共同重大影響，則此等人士會被視為關連人士。關連人士可為個人或其他實體。

w 比較數字
該等財務報表呈列之比較數字已就附註3(a)所載採納有關新訂香港財務報告準則之影響作出調整。

4 主要會計估計及判斷
估計及判斷乃根據過往經驗及其他因素持續進行評估，該等因素包括在若干情況下對未來事項之合理預測。

本集團對未來作出估計及假設，而就此得出之會計估計在定義上與有關實際結果不盡相同。下文討論有相當大機會導致下一財政年度資產及負債賬面值須作出重大調整之估算和假設：

a 固定資產之可使用年期
網絡業務所使用之固定資產雖較為耐用，但卻可能會遇上技術過時之問題。年度折舊開支容易受到本集團估計各類固定資產之經濟可使用年期之影響而變動。管理層會每年進行檢討，以評估其對有關估計經濟可使用年期是否恰當。有關檢討已考慮技術變更、預期經濟使用率及有關資產之實際狀況。可使用年期乃於購入時經考慮未來技術變更、業務發展及本集團策略後作出估計。倘情況或事件發生任何不可預見之逆轉，則本集團會評估是否須縮短可使用年期及／或作出減值撥備。不可預見逆轉之有關情況或事件之證據，包括預測經營業績下降、行業或經濟趨勢逆轉及技術發展迅速。

b 資產報廢責任
本集團定期評估及確認於租約屆滿時復修租賃物業所產生之固定資產及責任之公平值。在確立資產報廢責任之公平值時，已應用估計及判斷而釐定該等未來現金流量及貼現率。管理層根據租賃物業之種類、延續租賃年期之可能性及修復成本等若干假設估計未來現金流量，而所使用之貼現率乃參照本集團資本之歷史加權平均成本而定。

c 遞延所得税
本集團按照負債法，就資產及負債之税基與彼等於綜合財務報表內賬面值兩者間所產生之暫時差額作出全數遞延所得税撥備。遞延所得税以結算日前已頒佈或實際頒佈之税率釐定。遞延所得税資產乃就有可能將未來應課税溢利與可動用之暫時差額抵銷而確認。除暫時差額撥回時間可予控制及暫時差額於可見將來將不會撥回外，遞延所得税須就固定資產折舊而產生之暫時差額予以撥備。

4 主要會計估計及判斷*(續)*

d 資產減值

於各結算日，本集團均對以下資產進行減值評估：

- 固定資產；及
- 無形資產

管理層需要判斷資產減值，尤其是評估：(1)是否已發生可能影響資產價值之事件；(2)按適當比率估計未來之現金流量經折算後之淨現值能否支持該項資產之賬面值；及(3)是否使用適當比率折算現金流量。管理層改變用以確定減值程度(如有)之假設(包括現金流量預測中採用之折現率或增長率假設)，足以影響本集團呈報之財務狀況及營運業績。

e 確認無形資產—流動通訊服務牌照費

於釐定使用電訊牌照之權利涉及之最低年費及專利費之公平值時，所使用之折算率乃管理層估計之指標性遞增借貸率。

更改用以釐定公平值之折算率，對本集團呈報之財務狀況及營運業績可構成重大影響。

為計算無形資產，本集團採用香港會計準則第39號「金融工具：確認及計量」，確認最低年費及專利費，原因是該等項目構成交收現金之合約責任，故應視為金融負債。

5 財務風險管理

信貸及市場風險乃於本集團日常業務過程中產生。本集團之財務管理政策及慣例控制該等風險，概述如下：

a 信貸風險

本集團之信貸風險主要來自應收營業及其他應收款項。管理層已採取政策對該等信貸風險實施持續監控。

本集團給予之信貸期平均為發票日期起計30日。出售予客戶之貨品及服務主要以現金或透過主要信用卡結算，本集團並無就任何個別債務人承擔重大風險。

b 市場風險

市場風險主要包括本集團經營活動中產生之外幣風險。本集團並無面臨任何重大市場風險。

c 公平值估計

並非於交投活躍市場買賣之金融工具之公平值，乃根據於各結算日可取得之最近期財務資料而釐定。金融資產之賬面值、應收營業賬款及應付營業賬款乃假定與其公平值相若。

6 分類呈報

本集團超過90%之收入及經營溢利乃來自其流動通訊業務，故本財務報表並無呈列按業務分類之分析。

分類資料以地區分類作為主要呈報方式。本集團按地區分類之資料分析如下：

	截至2006年6月30日止年度			
	香港 $000	澳門 $000	對銷 $000	綜合 $000
收入	3,613,226	189,329	(23,340)	3,779,215
經營溢利	50,736	53,968	321	105,025
融資收入				56,287
融資成本				(69,659)
除所得稅前溢利				91,653
所得稅開支				(7,768)
除所得稅後溢利				83,885
資產	4,359,369	104,803	—	4,464,172
負債	(1,567,959)	(20,124)	—	(1,588,083)
資本開支	677,185	12,903	—	690,088
折舊	466,822	16,438	—	483,260
攤銷	223,535	1,076	—	224,611
出售固定資產之虧損	2,958	169	—	3,127
應收營業賬款之減值虧損	12,637	275	—	12,912
存貨之（撥回減值虧損）／減值虧損	(8,097)	176	—	(7,921)

6 分類呈報 *(續)*

	截至2005年6月30日止年度(重列)			
	香港	澳門	對銷	綜合
	$000	$000	$000	$000
收入	3,482,886	161,854	(25,248)	3,619,492
經營溢利	299,767	41,912	325	342,004
融資收入				48,722
融資成本				(39,806)
除所得税前溢利				350,920
所得税開支				(13,705)
除所得税後溢利				337,215
資產	3,948,124	71,739	—	4,019,863
負債	(1,508,740)	(28,299)	—	(1,537,039)
資本開支	744,463	27,737	—	772,200
折舊	435,341	15,371	—	450,712
攤銷	62,882	1,210	—	64,092
出售固定資產之虧損/(收益)	569	(118)	—	451
應收營業賬款之減值虧損	13,913	698	—	14,611
存貨之減值虧損	12,056	47	—	12,103

分類資產主要由固定資產、無形資產、存貨、應收款項及經營現金組成，並不包括於一間聯營公司權益、金融投資及遞延所得税資產。

分類負債包括經營負債，不包括即期所得税負債及遞延所得税負債。

資本開支包括固定資產及無形資產之添置，並按有關資產的所在地分配。

7 其他收益

	2006 $000	2005 $000
回撥先前撇銷之若干資產(a)	**14,045**	—
回撥應收一間聯營公司款項之撥備(附註20)	**—**	26,419
	14,045	26,419

a 年內,本集團就收回於過往年度撇銷之若干其他資產而確認之其他收益達$14,045,000。

8 以性質分類之開支

	2006 $000	2005 $000 (重列)
銷售貨品成本	**886,467**	955,215
攤銷		
手機補貼	**166,209**	30,942
流動通訊服務牌照費	**58,402**	33,150
折舊		
自置固定資產	**377,522**	325,223
租賃固定資產	**105,738**	125,489
土地及樓宇、收發站及專線之經營租約租金	**510,305**	443,677
核數師酬金	**1,632**	1,219
出售固定資產之虧損	**3,127**	451
匯兑虧損/(收益)淨額	**6,220**	(16)
已界定供款計劃之供款*(附註14)	**17,328**	14,334

* *已扣除沒收供款$3,078,000(2005:$4,250,000)。*

9 融資收入

	2006	2005
	$000	$000
債務證券之利息收入		
上市	**7,637**	14,275
非上市	**16,795**	23,682
	24,432	37,957
銀行及其他財務機構存款之利息收入	**29,261**	10,765
遞增收入	**2,594**	—
	56,287	48,722

遞增收入乃指租賃按金隨著時間過去而產生之變動，並以年初租賃按金金額按利息分攤法計算。

10 融資成本

	2006	2005
	$000	$000
		(重列)
於5年內償還之銀行貸款利息費用	**—**	144
遞增開支		
資產報廢責任	**3,559**	3,161
流動通訊服務牌照費(附註28)	**66,022**	36,153
其他借貸成本	**78**	348
	69,659	39,806

遞增開支乃指資產報廢責任及流動通訊服務牌照費負債隨著時間過去而產生之變動，並以年初負債金額按利息分攤法計算。

11 所得稅開支

香港利得稅乃按年內估計應課稅溢利依稅率17.5%(2005：17.5%)提撥準備，海外溢利之所得稅則按照年內估計應課稅溢利依本集團經營業務地區之現行稅率計算。

a 計入綜合損益表之所得稅開支指：

	2006	2005
	$000	$000
		(重列)
即期所得稅		
香港利得稅	**19,488**	2,114
海外稅項	**5,369**	4,842
遞延所得稅(附註27)	**(17,089)**	6,749
	7,768	13,705

b 按香港稅率就所得稅開支與會計溢利之對賬：

	2006	2005
	$000	$000
		(重列)
除所得稅前溢利	**91,653**	350,920
除所得稅前溢利之名義稅項，按香港稅率17.5% (2005：17.5%)	**16,039**	61,411
其他國家不同稅率之影響	**(4,308)**	(1,037)
不可扣稅之開支	**4,062**	2,933
毋須課稅之收入	**(12,296)**	(13,101)
未有確認遞延所得稅資產之稅項虧損	**15**	65
動用先前未確認之稅項虧損	**(8,469)**	(30,080)
確認先前未確認之稅項虧損	**(5,450)**	(8,311)
未確認之暫時差額	**18,175**	1,825
所得稅開支	**7,768**	13,705

c 綜合資產負債表內之即期所得稅負債：

	2006	2005
	$000	$000
香港利得稅	**19,705**	2,114
海外稅項	**8,327**	4,842
	28,032	6,956

12 董事酬金

年內應付本公司董事之酬金總額詳情如下：

	2006 $000	2005 $000
非執行董事		
袍金	**1,292**	1,220
執行董事		
袍金	**160**	160
薪金及津貼	**9,762**	9,720
花紅	**3,980**	5,562
退休金計劃供款	**631**	627
	14,533	16,069
	15,825	17,289

於截至2005年及2006年6月30日止年度，概無董事：

- 就有關彼等為本集團之服務收取本公司之最終控股公司新鴻基地產發展有限公司(「新鴻基地產」)發出之任何酬金；

- 放棄收取酬金之任何權利；或

- 收取作為吸引彼等加入本集團或離職之任何補償金額。

於截至2005年6月30日止年度，除以上酬金外，董事根據本公司之購股權計劃獲授購股權。有關此等實物福利之詳情已於董事報告書「購股權計劃」一節及附註30內披露。

董事酬金之分佈範圍如下：

	2006 董事數目	2005 董事數目
$0 – $1,000,000	**11**	10
$3,500,001 – $4,000,000	**1**	1
$10,500,001 – $11,000,000	**1**	—
$12,000,001 – $12,500,000	**—**	1
	13	12

12 董事酬金 *(續)*

本年度現任及前任董事之酬金詳情如下(按姓名排列):

	2006					2005
	袍金 $000	**薪金及津貼 $000**	**花紅 $000**	**退休金計劃供款 $000**	**總額 $000**	總額 $000
執行董事						
黎大鈞先生	**80**	**6,900**	**3,440**	**345**	**10,765**	12,241
陳啟龍先生	**80**	**2,862**	**540**	**286**	**3,768**	3,828
非執行董事						
郭炳聯先生	**100**	**—**	**—**	**—**	**100**	100
黎浩佳先生	**80**	**—**	**—**	**—**	**80**	80
黃奕鑑先生	**200**	**—**	**—**	**—**	**200**	200
蘇承德先生	**80**	**—**	**—**	**—**	**80**	80
張永銳先生	**80**	**—**	**—**	**—**	**80**	80
潘毅仕先生 (1)	**80**	**—**	**—**	**—**	**80**	—
李家祥先生,太平紳士*	**200**	**—**	**—**	**—**	**200**	200
吳亮星先生,太平紳士*	**200**	**—**	**—**	**—**	**200**	200
Sachio Semmoto博士* (2)	**86**	**—**	**—**	**—**	**86**	200
楊向東先生*	**80**	**—**	**—**	**—**	**80**	80
顏福健先生*(3)	**106**	**—**	**—**	**—**	**106**	—
	1,452	**9,762**	**3,980**	**631**	**15,825**	17,289
2005	1,380	9,720	5,562	627		

* *獨立非執行董事*

(1) *於2005年7月1日獲委任*

(2) *於2005年11月4日退任*

(3) *於2005年12月1日獲委任*

13 5名最高薪人士

5名最高薪人士中，2名(2005：2名)為董事，其薪金已於附註12披露。其餘3名(2005：3名)人士之酬金總額如下：

	2006	2005
	$000	$000
薪金及津貼	**6,661**	7,706
花紅	**746**	1,083
退休金計劃供款	**596**	633
	8,003	9,422

除以上酬金外，本公司根據本公司購股權計劃向3名最高薪人士授出購股權。該等實物福利之詳情已於董事報告書「購股權計劃」一節及附註30內披露。

3名(2005：3名)最高薪人士之薪酬分佈範圍如下：

	2006	2005
	僱員人數	僱員人數
$2,000,001 – $2,500,000	**2**	1
$3,000,001 – $3,500,000	**—**	1
$3,500,001 – $4,000,000	**1**	1
	3	3

14 僱員退休福利

本集團為其僱員參與兩項界定供款之退休計劃，包括職業退休計劃及強制性公積金計劃(「強積金計劃」)(兩項計劃統稱為「該等計劃」)。該等計劃之資產與本集團之資產乃分開持有，並由獨立管理基金公司保管。

本集團及僱員向職業退休計劃作出之供款，乃根據僱員底薪及指定百分比計算。僱員於可全數獲取僱主供款前離職而被沒收之供款，可用以抵銷本集團之應繳供款。於2005年及2006年6月30日，所有於職業退休計劃中僱員被沒收之供款，已用以抵銷本集團之應繳供款。

強積金計劃乃於2000年12月根據香港強制性公積金計劃條例設立，本集團之僱員可選擇參加強積金計劃。本集團及僱員均須按僱員有關月薪之5%向計劃供款，計算供款之月薪上限為$20,000。供款一經付予強積金計劃，即全屬僱員所有。

15 本公司股東應佔溢利

本公司股東應佔綜合溢利包括一筆已列入本公司財務報表之$11,824,000(2005：$7,393,000)。

16 股息

	2006	2005
	$000	$000
已付中期股息，每股無(2005：$0.19)	**—**	110,730
擬派末期股息，每股$0.12(2005：$0.20)	**69,935**	116,558
歸於本年	**69,935**	227,288

於2006年8月28日舉行之會議上，董事建議派發每股$0.12之末期股息。此項擬派股息並無於該等財務報表內列為應付股息，惟將列作截至2007年6月30日止年度之保留溢利分派。

17 每股盈利

每股基本及攤薄盈利乃根據本集團股東應佔溢利$70,020,000(2005重列：$326,944,000)計算。

每股基本盈利為按照年內已發行股份之加權平均數582,791,428股(2005：582,813,116股)計算。每股攤薄盈利乃根據582,889,237股(2005：582,837,482股)計算，此股數乃包括年內已發行股份之加權平均數，及如全部購股權獲悉數行使時被視為將以零代價發行股份之加權平均數97,809股(2005：24,366股)計算。

18 固定資產

	香港中期租賃土地及樓宇 $000	租賃物業裝修 $000	網絡及測試設備 $000	電腦、發單及辦公室電話設備 $000	其他固定資產 $000	在建網絡 $000	總額 $000
於2004年7月1日							
成本							
如前呈報	8,000	181,081	3,275,450	501,879	64,988	640,037	4,671,435
因採納新會計準則產生之過往年度調整(附註3 (a))	—	23,522	—	—	—	(134,702)	(111,180)
經重列	8,000	204,603	3,275,450	501,879	64,988	505,335	4,560,255
累計折舊，如前呈報	(8,000)	(149,924)	(2,049,433)	(424,827)	(53,518)	(31,939)	(2,717,641)
因採納新會計準則產生之過往年度調整(附註3 (a))	—	(7,571)	—	—	—	—	(7,571)
經重列	(8,000)	(157,495)	(2,049,433)	(424,827)	(53,518)	(31,939)	(2,725,212)
賬面淨值，經重列	—	47,108	1,226,017	77,052	11,470	473,396	1,835,043
截至2005年6月30日止年度							
年初賬面淨值，經重列	—	47,108	1,226,017	77,052	11,470	473,396	1,835,043
匯兑差額	—	(14)	—	(15)	(5)	—	(34)
添置	—	25,632	16,420	27,822	14,759	592,759	677,392
重新分類	—	—	640,300	—	—	(640,300)	—
出售	—	(471)	(3,852)	(58)	(1,618)	(2,651)	(8,650)
折舊	—	(25,185)	(386,580)	(29,001)	(9,946)	—	(450,712)
年末賬面淨值	—	47,070	1,492,305	75,800	14,660	423,204	2,053,039

18 固定資產（續）

	香港中期租賃土地及樓宇 $000	租賃物業裝修 $000	網絡及測試設備 $000	電腦、發單及辦公室電話設備 $000	其他固定資產 $000	在建網絡 $000	總額 $000
於2005年6月30日							
成本							
如前呈報	—	185,436	4,028,106	514,903	63,388	423,204	5,215,037
因採納新會計準則產生之過往年度調整（附註3 (a)）	—	24,381	(155,535)	—	—	—	(131,154)
經重列	—	209,817	3,872,571	514,903	63,388	423,204	5,083,883
累計折舊，如前呈報	—	(154,189)	(2,389,339)	(439,103)	(48,728)	—	(3,031,359)
因採納新會計準則產生之過往年度調整（附註3 (a)）	—	(8,558)	9,073	—	—	—	515
經重列	—	(162,747)	(2,380,266)	(439,103)	(48,728)	—	(3,030,844)
賬面淨值，經重列	—	47,070	1,492,305	75,800	14,660	423,204	2,053,039
截至2006年6月30日止年度							
年初賬面淨值，經重列	—	47,070	1,492,305	75,800	14,660	423,204	2,053,039
匯兌差額	—	108	—	143	53	—	304
添置	—	24,978	5,109	48,528	5,194	275,419	359,228
重新分類	—	—	482,285	—	—	(482,285)	—
出售	—	(692)	(3,296)	(219)	(352)	(688)	(5,247)
折舊	—	(31,175)	(409,181)	(33,784)	(9,120)	—	(483,260)
年末賬面淨值	—	40,289	1,567,222	90,468	10,435	215,650	1,924,064
於2006年6月30日							
成本	**—**	**224,431**	**4,317,822**	**558,012**	**62,207**	**215,650**	**5,378,122**
累計折舊	**—**	**(184,142)**	**(2,750,600)**	**(467,544)**	**(51,772)**	**—**	**(3,454,058)**
賬面淨值	**—**	**40,289**	**1,567,222**	**90,468**	**10,435**	**215,650**	**1,924,064**

於2006年6月30日，本集團以融資租賃持有之固定資產賬面淨值為$285,301,000（2005：$394,541,000）。

19 於附屬公司之投資

a 於附屬公司之投資

	2006 $000	2005 $000
非上市股份之投資成本	**939,189**	939,189

於2006年6月30日之主要附屬公司詳情如下：

公司名稱	註冊成立地點	主要業務及經營所在地	已發行股本詳情	本集團所佔權益
SmarTone (BVI) Limited *	英屬處女群島	在英屬處女群島從事投資控股及集團融資	1,000股普通股每股面值1美元	100%
數碼通電訊有限公司	香港	在香港提供流動通訊服務及銷售流動電話及配件	100,000,000股普通股每股面值$1	100%
SmarTone 3G Limited	香港	在香港提供3G流動通訊電話服務	2股普通股每股面值$1	100%
數碼通電訊服務(中國)有限公司	香港	在香港及中國提供代理及顧問服務	2股普通股每股面值$1	100%
數碼通流動通訊(澳門)股份有限公司	澳門	在澳門提供流動通訊服務及銷售流動電話及配件	100,000股股份每股面值澳門幣100元	72%
廣州數碼通客戶服務有限公司	中華人民共和國	在中國提供顧客支援服務及電話直售服務	註冊資本$9,200,000	100%

* *由本公司直接持有之附屬公司。*

上述所有附屬公司均為有限責任公司。

19 於附屬公司之投資*(續)*

b 應收一間附屬公司之款項

	2006	2005
	$000	$000
應收一間附屬公司之款項	**2,906,707**	2,906,707

c 應付一間附屬公司之款項

	2006	2005
	$000	$000
應付一間附屬公司之款項	**397,921**	300,204

應收／應付附屬公司之款項為無抵押、免息及無固定還款期。

20 聯營公司權益

	2006	2005
	$000	$000
分佔資產淨值	**—**	—
應收一間聯營公司款項，減撥備	**1,812**	29,469
	1,812	29,469

	2006	2005
	$000	$000
於7月1日	**29,469**	3,050
回撥應收一間聯營公司款項之撥備	**—**	26,419
一間聯營公司償還之款項	**(27,657)**	—
於6月30日	**1,812**	29,469

於截至2005年6月30日止年度，在評估能否追回應收一間聯營公司欠款之情況後，本集團將應收一間聯營公司款項之撥備回撥$26,419,000，該筆款項已於本集團綜合損益表之其他收益內入賬(附註7)。

應收一間聯營公司款項為無抵押、免息及無固定還款期。

20 於聯營公司權益 *(續)*

於2006年6月30日之聯營公司詳述如下：

公司名稱	註冊成立及營業地點	主要業務	持有已發行股份之詳情	持有權益
New Top Finance Limited	英屬處女群島	投資控股	375股普通股 每股面值1美元	37.5%

由於該聯營公司之資產、負債、累計虧損及未確認虧損之金額對本集團並不重要，故本集團並無披露該等金額。

21 金融投資

	2006 **$000**	2005 $000
投資證券(a)	**—**	49,013
可供出售金融資產(b)	**40,281**	—
持至到期日之債務證券(c)	**692,180**	1,086,780
	732,461	1,135,793
減：於結算日起計1年內到期之持至到期日之債務證券(包括在流動資產內)	**(660,237)**	(390,895)
非流動金融投資總額	**72,224**	744,898

	可供出售金融資產 $000	持至到期日之債務證券 $000	總額 $000
於2006年6月30日之賬面值			
於香港以外上市	—	31,943	31,943
非上市、並非於活躍市場上買賣及私人發行	40,281	660,237	700,518
	40,281	692,180	732,461

21 金融投資(續)

a 投資證券

	2006 $000	2005 $000
於7月1日	—	47,744
添置	—	7,800
於綜合損益表確認之減值撥備	—	(6,531)
於6月30日(i)	—	49,013

(i) 於2005年7月1日採納香港會計準則第39號後,約$49,013,000之投資證券餘額獲重新分類為相同金額之可供出售金融資產。

b 可供出售金融資產

	2006 $000	2005 $000
於7月1日	**49,013**	—
添置	**3,900**	—
於綜合損益表確認之減值撥備	**(12,632)**	—
於6月30日	**40,281**	—

21 金融投資*(續)*

c 持至到期日之債務證券

	2006 **$000**	2005 $000
於7月1日	**1,086,780**	1,569,634
攤銷	**(9,483)**	(15,054)
出售	**(379,922)**	(467,800)
匯兑差額	**(5,195)**	—
於6月30日	**692,180**	1,086,780

於截至2005年及2006年6月30日止年度，出售若干上市擬持到期日之債務證券時所產生之溢利或虧損載列如下：

	2006 **$000**	2005 $000
證券到期時所得之款項	**379,922**	467,800
於贖回／到期日之賬面值	**(379,922)**	(467,800)
出售收益淨額	**—**	—

22 無形資產

	手機補貼 $000	流動通訊服務牌照費 $000 (重列)	總額 $000 (重列)
於2004年7月1日			
成本			
如前呈報	27,604	—	27,604
因採納新會計準則產生之過往年度調整(附註3 (a))	—	650,003	650,003
經重列	27,604	650,003	677,607
累計攤銷	(14,613)	—	(14,613)
賬面淨值，經重列	12,991	650,003	662,994

22 無形資產(續)

	手機補貼 $000	流動通訊 服務牌照費 $000 (重列)	總額 $000 (重列)
截至2005年6月30日止年度			
年初賬面淨值,經重列	12,991	650,003	662,994
添置	69,024	25,784	94,808
攤銷*	(30,942)	(33,150)	(64,092)
年末賬面淨值	51,073	642,637	693,710
於2005年6月30日			
成本			
如前呈報	67,215	—	67,215
因採納新會計準則產生之過往年度調整(附註3 (a))	—	675,787	675,787
經重列	67,215	675,787	743,002
累計攤銷			
如前呈報	(16,142)	—	(16,142)
因採納新會計準則產生之過往年度調整(附註3 (a))	—	(33,150)	(33,150)
經重列	(16,142)	(33,150)	(49,292)
賬面淨值,經重列	51,073	642,637	693,710
截至2006年6月30日止年度			
年初賬面淨值,經重列	51,073	642,637	693,710
添置	283,598	47,262	330,860
攤銷*	(166,209)	(58,402)	(224,611)
年末賬面淨值	168,462	631,497	799,959
於2006年6月30日			
成本	**345,571**	**723,049**	**1,068,620**
累計攤銷	**(177,109)**	**(91,552)**	**(268,661)**
賬面淨值	**168,462**	**631,497**	**799,959**

無形資產之賬面值與其公平值相若。

* *包括已撇銷之手機補貼$4,156,000(2005:$593,000)。*

23 存貨

	2006 $000	2005 $000
流動電話及配件		
成本	**86,882**	204,379
減：存貨之減值撥備	**(7,310)**	(15,279)
	79,572	189,100

存貨指持作轉售用途之貨品。於2006年6月30日，存貨之原值及可變現淨值分別為$76,447,000(2005：$187,917,000)及$3,125,000(2005：$1,183,000)。

本集團於截至2006年6月30日止年度內回撥存貨減值虧損$7,921,000(2005：確認減值虧損$12,103,000)。已回撥之金額已包括在綜合損益表之銷售貨品成本內。

24 應收營業及其他應收款項

	本集團		本公司	
	2006 $000	2005 $000	**2006 $000**	2005 $000
應收營業賬款	**166,136**	181,951	**—**	—
減：應收營業賬款之減值撥備	**(14,241)**	(13,835)	**—**	—
應收營業賬款－淨額	**151,895**	168,116	**—**	—
按金及預付款項	**119,587**	117,158	**173**	87
其他應收款項	**30,435**	33,528	**1,690**	3,493
	301,917	318,802	**1,863**	3,580
減：按金及預付款項－非即期部分	**(44,296)**	—	**—**	—
即期部分	**257,621**	318,802	**1,863**	3,580

24 應收營業及其他應收款項（續）

本集團給予用戶及其他客戶約平均30天之賒賬期。扣除撥備後之應收營業賬款賬齡分析如下：

	2006	2005
	$000	$000
現時至30天	**138,200**	147,715
31至60天	**10,769**	11,451
61至90天	**2,547**	4,259
90天以上	**379**	4,691
	151,895	168,116

由於本集團擁有大量客戶，因此其應收營業賬款之信貸風險並不集中。

於截至2006年6月30日止年度，本集團已確認之應收營業賬款減值虧損為$12,912,000（2005：$14,611,000）。該虧損已包括在綜合損益表之其他經營開支內。

25 現金及銀行結存

	本集團		本公司	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
短期已抵押銀行存款(a)	**320,130**	327,539	**315,804**	323,213
銀行存款及現金	**54,632**	81,295	**4,153**	2,120
短期銀行存款	**983,898**	356,378	**—**	—
現金及現金等價物	**1,038,530**	437,673	**4,153**	2,120
	1,358,660	765,212	**319,957**	325,333

a 已抵押銀行存款中，$181,733,000（2005：$170,910,000）已抵押作為本集團3G牌照履約保證之現金抵押品（如附註31「承擔及或然負債」內所述）。

26 應付營業及其他應付款項

	本集團		本公司	
	2006	2005	**2006**	2005
	$000	$000 (重列)	**$000**	$000
應付營業賬款	**158,225**	137,317	**—**	—
其他應付款項及應計款項	**663,530**	708,518	**1,540**	1,616
即期部分	**821,755**	845,835	**1,540**	1,616

應付營業賬款之賬齡分析如下：

	2006	2005
	$000	$000
現時至30天	**92,994**	95,906
31至60天	**28,922**	21,075
61至90天	**7,860**	3,276
90天以上	**28,449**	17,060
	158,225	137,317

27 遞延所得稅

本集團於香港及海外業務產生之暫時差額之遞延所得稅乃分別按稅率17.5%（2005：17.5%）及有關國家現行適用稅率計算。

當有法定可執行權力將現有稅項資產與現有稅務負債抵銷，且遞延所得稅涉及同一財政機關，則可將遞延所得稅資產與負債互相抵銷。於綜合資產負債表內列出之經適當抵銷後釐定之金額如下：

	2006 **$000**	2005 $000 （重列）
遞延所得稅資產	**(5,450)**	(8,311)
遞延所得稅負債	**138,443**	158,393
	132,993	150,082

遞延所得稅負債／（資產）之總變動如下：

	有關加速稅項之遞延所得稅負債 $000 （重列）	有關稅項虧損之遞延所得稅資產 $000	總額 $000 （重列）
於2004年7月1日	146,190	(2,857)	143,333
於綜合損益表確認（附註11 (a)）	12,203	(5,454)	6,749
於2005年6月30日	158,393	(8,311)	150,082
於2005年7月1日	158,393	(8,311)	150,082
於綜合損益表確認（附註11 (a)）	(19,950)	2,861	(17,089)
於2006年6月30日	**138,443**	**(5,450)**	**132,993**

就結轉之稅務虧損而確認之遞延所得稅資產僅限於有關之稅務利益可透過未來應課稅溢利實現之部分。

本集團並無就有關稅項虧損$128,859,000（2005：$204,915,000）確認遞延所得稅資產$22,550,000（2005：$35,860,000）。根據現行稅務法例，該等稅項虧損並未到期。

28 流動通訊服務牌照費負債

	2006 $000	2005 $000 (重列)
於7月1日	**561,940**	550,003
添置	**47,262**	—
遞增開支		
撥充資本	**—**	25,784
於綜合損益表支銷(附註10)	**66,022**	36,153
付款	**(50,000)**	(50,000)
於6月30日	**625,224**	561,940
減：流動通訊服務牌照費負債—即期部分	**(52,407)**	(50,000)
非即期部分	**572,817**	511,940

29 股本

	每股面值 $0.1元之股份	$000
法定		
於2004年7月1日、2005年6月30日及2006年6月30日	**1,000,000,000**	**100,000**
已發行及繳足		
於2004年7月1日、2005年6月30日及2006年6月30日	**582,791,428**	**58,279**

30 僱員購股權計劃

根據本公司所採納購股權計劃之條款，本公司可授予參與人士(包括集團的董事及僱員)購股權以認購本公司的股份。購股權之條款概述如下。

a 購股權之變動

	2006	2005
購股權數目		
於7月1日	**13,092,500**	12,590,500
已授出	**—**	579,000
已註銷或失效	**(1,258,000)**	(77,000)
於6月30日	**11,834,500**	13,092,500
於6月30日符合授出條件之購股權	**7,741,165**	4,260,166

30 僱員購股權計劃(續)

b 於結算日未到期及尚未行使之購股權

授出日期	行使期限	行使價	2006 購股權數目	2005 購股權數目
2003年2月10日	2003年2月10日至2011年7月16日	$9.29	**3,000,000**	3,000,000
2003年2月10日	2003年5月2日至2012年5月1日	$9.20	**133,500**	133,500
2004年2月5日	2005年2月5日至2014年2月4日	$9.00	**8,122,000**	9,380,000
2004年12月6日	2005年12月6日至2014年12月5日	$8.01	**193,000**	193,000
2005年1月4日	2006年1月4日至2015年1月3日	$8.70	**193,000**	193,000
2005年3月1日	2006年3月1日至2015年2月28日	$9.05	**193,000**	193,000
			11,834,500	13,092,500

c 已授出之購股權詳情
於年內,每批授出購股權之面值代價為$1,已授出之購股權詳情如下:

授出日期	行使期限	行使價	2006 購股權數目	2005 購股權數目
2004年12月6日	2005年12月6日至2014年12月5日	$8.01	**—**	193,000
2005年1月4日	2006年1月4日至2015年1月3日	$8.70	**—**	193,000
2005年3月1日	2006年3月1日至2015年2月28日	$9.05	**—**	193,000
			—	579,000

截至2006年6月30日止年度概無授出購股權。於截至2005年6月30日止年度,授出購股權之公平值乃採用柏力克-舒爾斯估值模式釐定,已於董事會報告書「購股權計劃」一節披露。

31 承擔及或然負債

a　資本承擔

於2006年6月30日已作出但未於財務報表內作撥備之資本承擔如下：

	本集團	
	2006	2005
	$000	$000
已訂約		
固定資產	**41,932**	31,790
股本證券	**7,628**	11,700
已授權但未訂約	**563,275**	450,182
	612,835	493,672

於2006年6月30日，本公司並無任何資本承擔(2005：無)。

b　經營租賃承擔

本集團以不可撤銷經營租賃協議租用多個零售店、辦公室、貨倉、收發站及專線。該等租賃擁有不同期限，加租條款及續約權利。

於2006年6月30日，不可撤銷經營租賃應付之未來最低租金付款總額如下：

	本集團	
	2006	2005
	$000	$000
土地及樓宇及收發站		
1年內	**310,143**	289,108
1年後但於5年內	**257,311**	187,877
5年後	**35,264**	9,742
	602,718	486,727
專線		
1年內	**25,850**	36,870
1年後但於5年內	**2,052**	3,102
	27,902	39,972

於2006年6月30日，本公司並無任何經營租約之承擔(2005：無)。

31 承擔及或然負債(續)

c 履約保證金

	本集團		本公司	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
香港3G牌照	**351,243**	310,746	**351,243**	310,746
其他	**1,942**	1,942	**—**	—
	353,185	312,688	**351,243**	310,746

若干銀行就香港及澳門之電訊管理局向本集團發出多項電訊服務牌照，向該等部門發出履約保證。本公司及多家附屬公司已就有關銀行在履約保證項下之責任作出擔保。

於2005年10月22日，即發出3G牌照第4週年之日，及支付第4年頻譜使用費$50,000,000後，履約保證作出修訂。經修訂之保證金為$351,000,000，年期為5年。

d 出租、租回安排
根據若干於截至1999年6月30日止年度訂立之出租、租回安排，本公司一間附屬公司按照在租約生效時之協定，承諾出租人擔保中介承租者之債務承擔，為期16年。董事認為該附屬公司被要求兑現擔保之風險極微，故認為就上述或然負債之潛在財務影響作出估算乃不切實際。

e 銀行融資擔保
於2006年6月30日，本公司代表一間全資附屬公司就有關若干銀行授出之無承擔期之銀行融資額達$100,000,000(2005：短期循環信貸融資額及無承擔期之貿易融資額$300,000,000)而提供擔保之或然負債。於2005年及2006年6月30日，附屬公司並無動用該等融資。

32 關連人士之交易

本集團由Cellular 8 Holdings Limited控制，該公司擁有本公司53%股份，餘下47%股份則被廣泛持有。本公司之最終母公司為新鴻基地產，一間於香港註冊成立之公司。

a 本年度內，本集團與若干關連人士在正常業務往來中進行之重大交易載列於下文。全部關連人士之交易均按照該等交易之有關協議條款進行。

	2006 **$000**	2005 $000
土地及樓宇及收發站之經營租賃租金(i)		
同系附屬公司	**56,276**	49,430
保險費用(ii)		
同系附屬公司	**5,436**	8,096

(i) 土地及樓宇及收發站之經營租賃租金

新鴻基地產若干附屬公司及聯營公司租賃物業予本集團，供作寫字樓、零售店及貨倉之用，並向本集團發出許可證，以於彼等擁有之若干物業上安裝基站、天線及電話電纜。

截至2006年6月30日止年度，本集團已付及應付予新鴻基地產之附屬公司及聯營公司之租金和許可證費用合共為$56,276,000(2005：$49,430,000)。

(ii) 保險費用

新鴻基地產之全資附屬公司新鴻基地產保險有限公司及鴻基保險經紀有限公司，向本集團提供一般保險服務。截至2006年6月30日止年度，已付及應付之保金合共為$5,436,000(2005：$8,096,000)。

b 於2006年6月30日，本集團於其聯營公司持有權益，該聯營公司之主要股東為新鴻基地產之附屬公司。該聯營公司主要投資於股權基金，而該基金則主要投資位於中華人民共和國境內之科技相關公司。

c 自1999年10月起，新鴻基地產之聯營公司(至2006年5月2日為止)及新地寶聯資產管理(亞洲)有限公司(「新地寶聯」)獲委任為本集團之職業退休計劃之投資經理。新地寶聯會從本集團僱員職業退休計劃所認購之互惠基金支取酬金。因此，於截至2005年及2006年6月30日止年度，本集團概無支付費用予新地寶聯。

32 關連人士之交易*(續)*

d 主要管理人員酬金

	截至6月30日止年度	
	2006	2005
	$000	$000
薪金及其他短期僱員福利	**22,536**	25,491
股份報酬	**1,800**	3,029
	24,336	28,520

e 與新鴻基地產及其附屬公司(「新鴻基地產集團」)(包括新鴻基地產集團管理之樓宇及房地產)之交易結餘，已計入其相關之資產負債表項目內，如下：

	2006	2005
	$000	$000
應收營業賬款(附註24)	**514**	631
按金及預付款項(附註24)	**3,942**	4,967
應付營業賬款(附註26)	**91**	168
其他應付款項及應計款項(附註26)	**5,716**	3,361

交易結餘為無抵押、免息及須按向無關連人士提供之類似條款還款。

33 最終控股公司

於2006年6月30日，董事確認新鴻基地產發展有限公司為最終控股公司。新鴻基地產乃於香港註冊成立之公司，其股份在香港聯合交易所有限公司主板上市。